# Mercantile Bancorp, Inc.


07051198









## 2006 Annual Report





## About Mercantile Bancorp, Inc.

Mercantile Bancorp, Inc. is a Quincy, Illinois-based bank holding company with majority-owned subsidiaries consisting of three banks in Illinois, two banks in Missouri and one bank in each of Kansas and Florida, where the Company conducts full-service commercial and consumer banking business, engages in mortgage banking, trust services and asset management, and provides other financial services and products. In addition, the Company has minority investments in eight community banks in Missouri, Georgia, Florida, North Carolina and Tennessee.

## Financial Highlights



Total Assets
$833
$906
$1,041
$1,138
$1,423
2002
2003
2004
2005
2006
(Shown in Millions)




Total Deposits
$684
$758
$873
$946
$1,167
2002
2003
2004
2005
2006
(Shown in Millions)




Total Loans
$608
$643
$772
$861
$1,033
2002
2003
2004
2005
2006
(Shown in Millions)




Net Income
$7.6
$8.3
$8.3
$9.5
$10.3
2002
2003
2004
2005
2006
(Shown in Millions)




Book Value Per Share*
$12.71
$13.59
$14.60
$15.64
$17.26
2002
2003
2004
2005
2006
*Per Share Data Adjusted to Account for June 2006 3-for-1 Stock Split




Earnings Per Share*
$1.38
$1.41
$1.41
$1.62
$1.76
2002
2003
2004
2005
2006
*Per Share Data Adjusted to Account for June 2006 3-for-1 Stock Split


This report may contain information and "forward-looking statements" that relate to matters that are not historical facts and which are usually preceded by the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements are subject to significant risks, assumptions and uncertainties. Because of these and other uncertainties, our actual results may be materially different from those described in these forward-looking statements. The forward-looking statements in this release speak only as of the date of the release, and we do not assume any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.



Dan S. Dugan
Chairman

Ted T. Awerkamp
President & CEO

Letter to Shareholders

## Dear Shareholder:

When we look at our 2006 achievements, it is fair to say it was a productive and rewarding year. Most importantly, we delivered on our promise to pursue our three-pronged growth strategy: internal growth from core bank holdings, earnings and asset growth through acquisition, and income growth through strategic investments in startup banks throughout the country.

We grew organically by increasing our loan portfolio and deposit base while implementing cost controls to maximize profit margins. Second, we grew by acquiring Royal Palm Bancorp of Naples, Florida, a fine institution located in a fast-growing market. In early 2007 we followed with the announcement of an agreement to acquire HNB Financial Services, Inc. HNB is the parent company of HNB Bank, which has five full-service locations in eastern Missouri. We'll discuss both of these acquisitions later, in greater detail.

Third, we continued to make investments in startup banks and demonstrated the excellent potential for returns on such investments when two banks in which we had invested were acquired. We will also discuss that in greater detail.

### Positioning & Transitioning to A Larger Company

In our first full year as a publicly traded company on the American Stock Exchange, we showed the investment community that we could generate attractive returns. We discussed how our growth strategy differentiates Mercantile Bancorp from many of its peers in the very crowded community-banking sector. The feedback we received from investors was positive.

To position ourselves for future growth, we took a number of operational and managerial actions. In this regard, 2006 was a year of significant transition for your company.

To broaden management at the holding company level, new hands will assume responsibility for the day-to-day management of the company's affairs.

Dan S. Dugan, who began 2006 as chairman, president and CEO of the company, continues his role as chairman. As announced in 2006, he turned over operational management of the company in March 2007 to Ted T. Awerkamp, who was named president and CEO. Ted has been with Mercantile for more than 20 years. To allow Ted to devote his full energies to managing the holding company, we named H. Blaine Strock III to Ted's former position as president of our largest subsidiary, Mercantile Trust & Savings Bank in Quincy. Blaine is a seasoned bank executive with a particularly strong background in commercial lending.

We gave additional management responsibilities and appropriate promotions to CFO Michael P. McGrath and Daniel J. Cook, who oversees the company's investments and all our banks' investment portfolios. Both were promoted to executive vice presidents of the holding company. We expect Mike and Dan to play key roles in our continued growth.



To accommodate our ongoing expansion, we began building a new corporate headquarters in September 2006. The new headquarters, scheduled for completion in fall 2007, will give us more space to accommodate anticipated expansion of holding company staff. The new facility will also feature a larger, more customer-friendly banking facility for customers of Mercantile Trust & Savings Bank and the company's other affiliated banks in the region. It will have a spacious lobby, more drive-through banking lanes and a large customer parking lot. The building will also provide space for the bank's brokerage services immediately adjacent to the main lobby. The new facility will enable us to incorporate the latest technological capabilities for our lead bank and holding company operations.

We took actions to create an operational structure that can accommodate continued expansion. A prime example was the consolidation of five of our Illinois-chartered banks into two entities. On July 15, 2006, Golden State Bank was merged into Brown County State Bank, headquartered in Mount Sterling, Illinois. On November 4, 2006, State Bank of Augusta and Security State Bank of Hamilton were merged into Marine Bank & Trust, headquartered in Carthage, Illinois. The moves were made to maintain a high level of customer service while reducing administrative, regulatory and compliance costs.

We strengthened our capital structure with several financing activities. Most notably, we issued $30 million in trust preferred securities, took on $15 million in term debt, and renewed and extended a $15 million line of credit. Funds generated from these financing activities helped finance the Royal Palm acquisition.

To enhance the quality of our corporate governance, our board of directors approved early termination of the company's shareholder rights plan and redemption of the rights related to the plan. In making these moves, the board noted that steady appreciation in Mercantile's share price and the almost 40 percent premium to book value at which its shares trade substantially reduced its vulnerability to takeover attempts.

To make additional shares of common stock available, and to give investors a more attractive price point, the board authorized a three-for-one stock split. This split was approved by shareholders and was completed in June. As we look back at all these changes, it was an incredibly eventful year.

## Sound Financial Performance Marks 2006

Financially, it was a year of growth and a few growing pains. We made some key decisions to better position ourselves for the future. Although these decisions reduced net income in 2006, we primarily view them as investments in the future. Despite their immediate impact, we still increased assets and deposits, generated higher year-over-year earnings and showed year-over-year improvement in both net interest income and non-interest income.

We made a significant revision to our dividend policy and increased the dividend rate in 2006. The board determined that, as a company, we had reached a point in our development where we could make the distribution of earnings via dividends sooner and on a more predictable basis. Accordingly, we discontinued our practice of paying a special year-end dividend and folded that payment into four regular quarterly dividends. Simultaneously, the board increased the dividend rate by 6.7 percent.

Although not a 2006 event, the board acted to again increase the dividend rate in February 2007 to nine cents per quarter or 36 cents on an annual basis. This represents an increase of 12.5 percent over the previous rate.

Our results for the year included earnings of $10.3 million, or $1.76 per share – an increase of 8.6 percent over the previous year. Operating income, excluding the impact of gains on sale of investments, increased by more than 25 percent. This is another indication of the fundamental soundness of our core business.

Net interest income grew 6.5 percent to $37.7 million. The increase was due primarily to expansion of our loan portfolio. This growth is a particularly notable achievement since long-term interest rates, which are the basis upon which loans are priced, remained abnormally low relative to short-term rates, which determine our cost of funds. This placed pressure on our interest margin.

Additionally, we were able to increase lending despite a weak housing market for most of the year.

Non-interest income also increased, rising 63.0 percent to $13.9 million. This large increase was driven by gains we realized on the sale of two investments. Investing in startup banking organizations has been an integral part of our multifaceted strategy to generate growth. The gains we realized during the year are a clear validation of that element of our overall strategy, contributing $4.3 million.

At the same time, our non-interest expense remained under control. Although noninterest expense grew by 13.7 percent, a significant portion of the increase is due to costs related to acquisition activity. In addition, accounting costs related to compliance with the Sarbanes-Oxley Act also contributed to the increase. Those costs, unfortunately, contribute little, if anything, to either our performance for the year or our growth prospects. They are, however, a fact of life with which we must contend as a public company. There is ongoing nationwide discussion of easing some of the Sarbanes-Oxley regulatory burden for all but the largest corporations, giving us some hope that we might bring down these compliance-related expenses.

Our 2006 financial performance was impacted by the write-off of our portion of a purchased commercial development loan in the fourth quarter. That event increased our provision for loan losses for the year by $1.3 million. Also, your company settled a lawsuit brought by an independent brokerage firm. The suit related to our hiring several registered representatives formerly employed by that firm. We decided that the time and money required to defend ourselves outweighed the cost of settling prior to trial, so we settled. The settlement resulted in a $280,000 reduction of net income in the first quarter of 2006.

We accepted these events as growing pains. The upside of these events is that by writing off the commercial development loan, we entered 2007 with a cleaner balance sheet and a lower loan loss reserve requirement; and the investment advisors who joined our company have been making exciting contributions to building a successful brokerage business. Their success to-date has encouraged us to expand several areas of our trust and investment services business.

We think it is important to review our progress in 2006 in each of the three main elements of our strategy – growth in core or owned banks, growth through acquisitions, and earnings growth from opportunistic investment in startup banks.

## Organic Growth in a Challenging Market



The competitive environment in the banking industry continued unabated in 2006. Competition is simply a way of life in this business. We do not expect any of our markets to become less competitive in the future. However, we believe Mercantile has several competitive advantages that help us increase our assets, build loans and deposits, and generate gains in non-interest income.

First, we remain committed to providing every customer with a high level of service. The trend toward bank consolidation and the so-called mega-banks has provided an opportunity for community banks. Faced with impersonal service, inflexible lending practices and focus only on large customers typical of large banks today, individuals and small-to mid-sized businesses are increasingly seeking out the personal service and targeted lending capabilities of community banks. However, there is no denying that these large financial institutions can offer advanced electronic banking capabilities and low prices.

We believe community banks can thrive by matching the technological capabilities of the mega-banks and having enough size and scale to offer competitive pricing on services and investments. Our goal is to present a personalized, service-oriented profile to customers with all the advantages of a community bank. At the same time, our growing holding company gives us larger bank capabilities, such as higher lending limits, scale-based operating efficiencies and greater electronic and Internet banking capabilities.

A second area where community banks can successfully compete is in trust and investment advisory services where personal service is critical. While large banks focus on the largest accounts, there are many individuals and organizations with smaller, yet significant, assets for which they need management services. We have the infrastructure to serve that market and are actively pursuing that segment of the trust business. In several of our banks, we expanded trust services, brokerage operations and land management services during 2006. These categories are promising sources of long-term income. We finished 2006 with more than $526 million under management in trust services, compared with $458 million in 2005.

We believe our loan portfolio is well diversified, with a low risk profile. Regulators have been looking closely at banks' commercial real estate holdings because of concerns about defaults in light of the softer national real estate market. Entering 2007, we believe that our commercial real estate portfolio is very sound, and represents an appropriate percentage of our total loan portfolio.

We continue to be challenged to maintain interest margins. We have a number of initiatives to reduce costs, improve profitability and maximize margins. We have set goals for an overall return on assets of one percent or greater, and a return on equity of 12 percent or greater. As we seek income and asset expansion from our core banks, we look to complement that by acquiring banks in growing markets.

## Acquisitions Build Banking Network



We were active in the acquisition arena in 2006. In November, we completed the acquisition of Royal Palm Bancorp of Naples, Florida. That transaction is important for several reasons. The Naples, Florida area is one of the fastest growing metropolitan areas in the nation with projected growth of more than 25 percent per year at least through 2010. Moreover, it is an affluent area with a high average household income. We anticipate that residents and the businesses that serve them will require more banking services.

Royal Palm was an opportunistic acquisition. Through our strategic investments, we were already familiar with Royal Palm's market. We were able to acquire the bank at a fair valuation. Of foremost importance, as it always is when we consider an acquisition, was the excellence of management, the positive corporate culture, and the high quality of the bank's employees. The entire management team stayed with the bank, as did the employees. Consistent with our philosophy, Royal Palm continues to operate under its own name, with minimal Mercantile Bancorp branding identification.

Our goal with acquisitions is to seek out companies whose operating profiles and served markets are a comfortable fit with our existing operations. We do not go looking to buy and fix troubled businesses. We are not looking to gain economies of scale by firing people. That is a risky and time-consuming approach we want to avoid.

We also do not target a particular geographic region for expansion and then try to find a bank in that area. Rather, we keep an eye out for banks that fit our acquisition criteria and then determine if their locations make geographic and operational sense.

We look for banks and holding companies where a great deal of the value lies in the current management, the employees, the market opportunity and a well-run existing business. Royal Palm offered that kind of fit. With that acquisition behind us, both companies are pleased with the strategic fit so far.

In addition to making an acquisition for the people and corporate culture, we look for opportunities to consolidate back-office functions for efficiency, expand product offerings, and offer advertising, marketing and technical capabilities usually found at a much larger company. Because of the assets and finances at the holding company level, we enable our acquired banks to make significantly larger loans than before being acquired. This opens the door to new business and lending opportunities.

These are only some of the reasons Mercantile is building a reputation as an attractive acquirer. We are approached by many banks about buying them, but it has to be an excellent fit, meet our criteria and make economic sense. We will be successful in the acquisition arena by being a disciplined buyer.

We are pleased to have a foothold in this vibrant Southwest Florida market, but our basic plan with acquisitions is to stay a little closer to home, yet at the same time expand our geographic reach. That is why we were very excited in early 2007 to announce the planned acquisition of HNB Financial Services, Inc. HNB is the parent company of HNB Bank, which has five full-service locations in eastern Missouri. Although technically not a 2006 event, discussions with HNB started in 2006. And the acquisition of HNB is noteworthy. It makes perfect strategic sense because it solidifies our position as a leading bank in our core community banking markets.

When the acquisition is completed, pending regulatory approval, we would have a continuous presence from Palmyra, Missouri (just north of Hannibal), south into St. Charles County - the northern suburbs of metro St. Louis. This area includes some of the fastest growing communities in Missouri. From our headquarters in Quincy, we have now established a large triangle of coverage that includes urban, suburban and rural areas.

We continue to expand the Mercantile presence in a part of the country we know very well. We feel the close physical proximity of these banks will facilitate communication and help us maximize efficiencies related to being part of a holding company. On the other hand, our strategic investment in startup banks enables us to invest in any bank, anywhere we believe there is significant opportunity for rapid growth and the subsequent appreciation of our investment in that financial institution.

### Startup Investments Demonstrate Benefits



In 2006, our strategy to invest in startup banks located in rapidly expanding markets contributed to our bottom line as two of our investments were realized. We achieved nearly a 16 percent annualized gain on our investment when Northstar Bancshares, Inc. was acquired by Enterprise Financial Services Corp. When GBC Bancorp was acquired by First Charter Corporation, we registered a 28 percent annualized gain on that investment.

During 2006, we made strategic investments in a startup financial institution and in a young, fast-growing bank. We acquired a 2.5 percent interest in Premier Community Bank of The Emerald Coast, a newly organized banking institution based in Crestview, Florida. Crestview, located in Florida's Panhandle, is a growing, vibrant community and serves as a regional hub for numerous Florida and Alabama communities. We also acquired an approximate four percent equity interest in Paragon National Bank, a community bank serving the greater Memphis, Tennessee area. Paragon started operations in January 2005. Memphis is growing fast, adding 23 major companies and creating nearly 10,000 new jobs in 2005.

Our goal is to achieve additional returns from our investments in these fast-growing financial institutions. Our investment position also gives us the opportunity to take a larger position at some point, or even consider acquisition if it is a good fit. We remain conservative in dedicating assets to these investments, and do not anticipate that these holdings, in total, will comprise more than five percent of our assets.

### Conclusion

This is an exciting time to be a company of community banks, yet it is also a challenging time. Competition for loans and deposits has increased from both traditional banking sources and as a result of Internet-based banking. Consumers can search nationally for advantageous rates. Banks that were previously confined to local markets now are able to attract customers from across the country and overseas. This new competitive landscape means we will continue to experience pressure on margins even as the interest rate curve normalizes.

However, we are also encouraged because every trend and every study we see points to a strong and steady consumer desire to conduct important financial transactions in a highly personalized, service-based environment. By offering both service and technology, we can give our customers the best of both worlds.

Finding good people to manage and staff our banks is our number one challenge. We believe that by offering competitive compensation, great support, and an entrepreneurial, positive work environment where our employees can make a real difference, we will be one of the more attractive employers in our served markets.

We believe strongly that our strategic initiatives will allow us to cope with the intensified competition, continue to grow and generate still further value for our shareholders. We are proud of what we have accomplished, and we look forward to continued gains.

We recognize our success is the cumulative result of the support of our customers, the hard work and dedication of our employees, the insights of our directors and the continuing confidence of you, our shareholders. We would like to take this opportunity to thank you and to pledge that we will do everything in our power to continue to merit your support.

Sincerely,

Dan S. Dugan<br>Chairman

Ted T. Awerkamp<br>President & CEO

# Board of Directors, Executive Officers & Affiliate Bank Presidents

## Directors & Executive Officers

**Dan S. Dugan**
Chairman
Mercantile Bancorp, Inc.

**Ted T. Awerkamp**
President & CEO
Mercantile Bancorp, Inc.





## Directors

**William G. Keller, Jr.**
Partner, Schmiedeskamp, Robertson, Neu & Mitchell, Lawyers

**Frank H. Musholt**
Vice President & General Manager
Hollister-Whitney Elevator Company

**Walter D. Stevenson III, M.D.**
Retired, Eye-Care/Eye Surgery
Quincy Medical Group







**Michael J. Foster**
Retired, President
ADM Alliance Nutrition, Inc.

**Dennis M. Prock**
Founder & Chairman
For Your Convenience





## Executive Officers

**Daniel J. Cook**
Executive Vice President & CIO
Mercantile Bancorp, Inc.

**Michael P. McGrath**
Executive Vice President, Treasurer, Secretary, & CFO
Mercantile Bancorp, Inc.





## Affiliate Bank Presidents

**H. Blaine Strock III**
Mercantile Trust & Savings Bank
Quincy, Illinois

**Jerald L. Bartell**
Marine Bank & Trust
Carthage, Hamilton and Augusta, Illinois

**Glen A. Bailey**
Perry State Bank: Perry, Monroe City, Bowling Green and Hannibal, Missouri

**Stephen T. Quinn**
Brown County State Bank
Mount Sterling and Golden, Illinois

**David W. DeShon**
Farmers State Bank of Northern Missouri
Savannah and St. Joseph, Missouri

**Arnold J. Haake**
Royal Palm Bank of Florida: Naples, Ft. Myers and Marco Island, Florida

**Mark G. Fitzpatrick**
Mid-America Bancorp, Inc. & Heartland Bank:
Leawood and Prairie Village, KS and Kansas City, MO

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the fiscal year ended December 31, 2006**

**OR**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934**

**Commission File No.: 001-32434**

# MERCANTILE BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

| **Delaware**<br>(State or Other Jurisdiction of Incorporation or Organization) | **37-1149138**<br>(I.R.S. Employer Identification Number) |
|---|---|
| **440 Maine Street, Quincy, Illinois**<br>(Address of Principal Executive Offices) | **62301**<br>(Zip Code) |

**(217) 223-7300**
(Registrant's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| **Common Stock (par value $.42 per share)** | **American Stock Exchange** |

Securities registered under Section 12(g) of the Exchange Act:

**Not Applicable**
(Title of Class)

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
(Check one). Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2006 the aggregate market value of the outstanding shares of the Company's common stock (based on the average stock price on June 30, 2006), other than shares held by persons who may be deemed affiliates of the Company, was approximately $109.8 million. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement and the Company is not bound by this determination for any other purpose.

As of March 13, 2007 the number of outstanding shares of the Company's common stock, par value $0.4167 per share, was 5,831,745.

# Table of Contents

## PART I.



## PART II.



## PART III.



## PART IV.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Mercantile Bancorp, Inc. definitive Proxy Statement for its 2007 Annual Meeting of Stockholders to be held on May 21, 2007, are incorporated by reference to this Annual Report on Form 10-K in response to items under Part III.

## PART I

### Item 1. Business

### Mercantile Bancorp, Inc.

General. Mercantile Bancorp, Inc. (the "Company"), a multi-state bank holding company, is headquartered in Quincy, Illinois. The Company was incorporated on April 15, 1983 for the purpose of enabling Mercantile Trust & Savings Bank ("MTSB"), an Illinois banking corporation, to operate within a bank holding company structure. Several of the Company's subsidiary banks serve rural communities, and a significant portion of the Company's business is related directly or indirectly to the agricultural industry. However, the Company has diversified in recent years by expanding into higher-growth metropolitan areas. As of December 31, 2006, there were total assets of approximately $1.4 billion and total deposits of approximately $1.2 billion, and as of December 31, 2005, the Company had total assets of approximately $1.1 billion and total deposits of approximately $946.1 million. Its subsidiaries operate three banks in Illinois, two banks in Missouri, one bank in Kansas and one bank in Florida. As described in more detail below, MTSB has represented on average approximately 48% of the Company's revenue, 50% of its pre-consolidated net income and 46% of its pre-consolidated assets annually, and most of the Company's loans are related to real estate with, on average, approximately 59% being farmland, construction, commercial and mortgage loans, primarily mortgage loans. The Company's website is located at www.mercbanx.com.

The Company, through its subsidiaries, conducts a full-service consumer and commercial banking business, which includes mainly deposit gathering, safekeeping and distribution; lending for commercial, financial and agricultural purposes, real estate purposes (including farmland, construction and mortgages), and consumer purposes; and asset management including trust, estate and agency management, retail brokerage services, and agricultural business management. Notwithstanding the broad range of services and products, approximately 73% of the Company's revenues is derived on average annually from its subsidiaries' lending activities. The other principal revenue sources are investment securities with approximately 10% of revenue on average, service charges and fees on customer accounts with approximately 6% of revenue on average, and all asset management services combined with approximately 4% of revenue on average.

The Company's principal, direct activities consist of owning and supervising the banks, through which the Company derives most of its revenues. The Company directs the policies and coordinates the financial resources of the banks. The Company provides and performs various technical and advisory services for the banks, coordinates the banks' general policies and activities, and participates in the banks' major decisions.

*Banks.* As of December 31, 2006, the Company was the sole shareholder of the following banking subsidiaries:

- MTSB, located in Quincy, Illinois;
- Marine Bank & Trust ("Marine Bank"), located in Carthage, Illinois;
- Perry State Bank ("Perry"), located in Perry, Missouri;
- Brown County State Bank ("Brown County"), located in Mt. Sterling, Illinois;
- Farmers State Bank of Northern Missouri ("Farmers"), located in Savannah, Missouri; and
- Royal Palm Bancorp, Inc. ("Royal Palm") (the sole shareholder of Royal Palm Bank of Florida ("Royal Palm Bank"), located in Naples, Florida.

In December 2005, the Company announced plans to consolidate its six Illinois bank affiliates from six separately chartered banks to three. The plan called for combining Security State Bank of Hamilton ("Hamilton") and State Bank of Augusta ("Augusta") with and into Marine Bank, and Golden State Bank ("Golden") with and into Brown County. The consolidation of Golden with and into Brown County was completed in July 2006 and the consolidation of Hamilton and Augusta with and into Marine Bank was completed in November 2006. The mergers of the banks were accounted for using a treatment similar to the pooling of interest method of accounting. The Company expects these mergers to improve efficiencies in its operations through reductions in administrative, regulatory and compliance costs, which in turn will allow the Company to devote greater resources to providing quality products and customer service.

On November 10, 2006, the Company completed the acquisition of 100% of the outstanding common stock of Royal Palm in a cash transaction valued at $42.8 million. Royal Palm has three locations in southwest Florida including Naples, Marco Island and Fort Myers. At the date of acquisition, Royal Palm had total assets of $187.7 million, loans of $123.0 million and deposits of $138.9 million. As of December 31, 2006, Royal Palm had total assets of $191.3 million, loans of $119.0 million and deposits of $142.2 million.

As of December 31, 2006, the Company was the majority, but not sole, shareholder of Mid-America Bancorp, Inc. ("Mid-America") (the sole shareholder of Heartland Bank ("Heartland") located in Leawood, Kansas), in which the Company owns 52.7% (81,600 shares) of the outstanding voting stock. During 2006, Mid-America issued a total of 8,002 shares of its common stock to minority shareholders, resulting in the Company's percentage ownership of Mid-America decreasing to 52.7% as of December 31, 2006 from 55.6% as of December 31, 2005.

In addition, as of December 31, 2006, the Company had less than majority ownership interests in several other banking organizations located in the Midwest and Southeast. Specifically, the Company owned the following percentages of the outstanding voting stock of these banking entities:

- 36.8% of New Frontier Bancshares, Inc. ("New Frontier"), the sole shareholder of New Frontier Bank, located in St. Charles, Missouri;
- 5.0% of Integrity Bank ("Integrity"), located in Jupiter, Florida;
- 0.7% of Premier Bancshares, Inc. ("Premier"), the sole shareholder of Premier Bank, located in Jefferson City, Missouri;
- 5.0% of Premier Community Bank of the Emerald Coast ("Premier Community"), located in Crestview, Florida;
- 4.0% of Paragon National Bank ("Paragon"), located in Memphis, Tennessee;
- 0.1% of Integrity Bancshares, Inc. ("Integrity Bancshares"), the sole shareholder of Integrity Bank, located in Alpharetta, Georgia;
- 1.4% of Enterprise Financial Services Corp. ("Enterprise"), the sole shareholder of Enterprise Bank & Trust, based in Clayton, Missouri; and
- 0.5% of First Charter Corporation ("First Charter"), based in Charlotte, North Carolina.

In January 2006, the Company's Board of Directors approved a three-for-one stock split and in connection with the split, an amendment to the Company's Certificate of Incorporation to reduce the $1.25 par value per share of common stock of the Company by one-third to $0.4167 par value per share. The Board of Directors further directed that the amendment be submitted for consideration by the stockholders at the Company's annual meeting on May 22, 2006. The amendment was subsequently approved by the stockholders, and the Company executed and submitted to the Delaware Secretary of State a Certificate of Amendment of the Certificate of Incorporation providing for the amendment to be effective simultaneously with the stock split. On the effective date, each of the presently authorized shares, $1.25 par value per share (including all issued and outstanding, unissued and treasury shares), were changed into shares with a par value of $0.4167 per share for each share held at that time. The additional shares of stock were issued on June 20, 2006 to stockholders of record at the close of business on June 5, 2006. Share and per share data in the consolidated financial statements and notes have been retroactively restated for the stock split.

In January 2006, Heartland opened a mortgage banking operation in a leased facility in Prairie Village, Kansas, a suburb of Kansas City, Kansas, and in December 2006 a full-service branch bank in a leased facility in Kansas City, Missouri.

On June 21, 2006, the Company purchased 99,500 shares of common stock, at a cost of $995 thousand, of Premier Community Bank of The Emerald Coast ("Premier Community"), a newly organized banking institution based in Crestview, Florida. Premier Community is a Florida-chartered bank that began operations during the third quarter of 2006 and had assets of $32.0 million as of December 31, 2006. This purchase represents a 5.0% equity interest in Premier Community, and is recorded as a cost method investment of the Company.

During July 2006, Heartland entered into an employment contract with a licensed securities broker to provide, on behalf of the bank, personal financial advisory services, including the sale of non-deposit investment products through a national securities clearing house. Compensation for the broker is based on a percentage of the commissions generated on the sale of the investment securities. In addition, Heartland has also entered into an advanced compensation agreement with the broker, whereby the bank prepaid commissions in a lump sum payment of $400 thousand in July 2006. The bank has recorded the payment made under this agreement in "other assets", which is amortized to other noninterest expense as earned. The broker is responsible for repayment of a proportionate share of the advance if the broker is no longer employed by the bank during the term of the agreement.

On July 5, 2006, NorthStar Bancshares, Inc. ("NorthStar") sold its outstanding capital stock (including the Company's 19.6% equity interest) to Enterprise Financial Services Corp. ("Enterprise") of Clayton, Missouri in a cash and stock transaction. The agreement entitled the Company to receive, for each of its 228,392 shares of NorthStar, $5.895 in cash and .918 share of Enterprise common stock, less .231 share of Enterprise placed in escrow as a reserve against potential losses incurred by Enterprise resulting from certain NorthStar loans as well as breach of contract by NorthStar (the "contingency"). The balance of the Company's equity method investment and related unamortized core deposit intangible totaled approximately $3.9 million as of the date of the sale. The Company received approximately $1.3 million in cash and 156,964 shares of Enterprise, valued at approximately $4.0 million. In addition, 52,759 shares of Enterprise, valued at approximately $1.4 million, were placed in escrow and allocated to the Company. The Company will not recognize the gain on the shares in escrow until the contingency is resolved. The amount of the cash and value of Enterprise stock received in the transaction, excluding the stock placed in escrow, in excess of the unamortized cost totaled approximately $1.5 million and was recorded as a gain. The Enterprise stock received represents approximately 1.4% of the outstanding common stock of Enterprise and was recorded as an available-for-sale investment of the Company. Enterprise stock is publicly traded on the NASDAQ exchange under the symbol "EFSC".

On July 31, 2006, the Company purchased 135,000 shares of common stock, at a cost of approximately $1.7 million, of Paragon National Bank ("Paragon"), a community bank serving the greater Memphis, Tennessee area. Paragon began operations in January 2005, and had assets of $233.8 million as of December 31, 2006. This purchase represents approximately a 4.0% equity interest in Paragon, and is recorded as an available-for-sale investment of the Company. Paragon stock is publicly traded on the Over-the-Counter Bulletin Board under the symbol "PGNN".

On August 24, 2006, MTSB entered into a Construction Agreement to build a $12.4 million banking facility in Quincy, Illinois. Construction began in October 2006 and is expected to be completed within one year. Of the total commitment of $12.4 million, approximately $2.4 million had been expended as of December 31, 2006.

On September 1, 2006, the Company purchased 22,594 shares of common stock, at a cost of approximately $271 thousand, of Integrity Bancshares, the parent company of Integrity Bank, based in Alpharetta, Georgia, with several branches in the greater Atlanta area. Integrity Bancshares began operations in 1999 and had assets of $1.1billion as of December 31, 2006. This purchase represents approximately a .15% equity interest in Integrity Bancshares, and is recorded as an available-for-sale investment of the Company. Integrity Bancshares stock is publicly traded on the NASDAQ exchange under the symbol "ITYC".

On September 21, 2006, the Company reported that Ted T. Awerkamp has been named to succeed Dan S. Dugan as President and Chief Executive Officer on March 1, 2007. Mr. Dugan will retire as President and Chief Executive Officer, but will remain with the Company as Chairman of the Board. Mr. Awerkamp previously held the position of Vice President and Secretary of the Company, as well as President of MTSB. He began his career with MTSB in 1984, served as President of Hamilton from 1988 to 1992, and has been a director of the Company since 1994. As anticipated, Mr. Dugan retired on February 28, 2007, and on March 1, 2007, Mr. Awerkamp became President and Chief Executive Officer of the Company.

On November 1, 2006, GBC Bancorp, Inc. ("GBC"), in which the Company owned a 5.0% equity interest, merged with First Charter Corporation ("First Charter") of Charlotte, North Carolina in a cash and stock transaction. The agreement entitled the Company to receive, for each of its 82,460 shares of GBC, $47.74 in cash or 1.989 shares of First Charter common stock. The Company elected the stock option and received 164,012 shares of First Charter, valued at approximately $4.0 million. The balance of the Company's cost method investment totaled approximately $1.2 million as of the date of the sale, resulting in a gain of approximately $2.8 million. The First Charter stock received represents approximately 0.5% of the outstanding common stock of First Charter and was recorded as an available-for-sale investment of the Company. First Charter stock is publicly traded on the NASDAQ exchange under the symbol "FCTR".

MTSB is the largest subsidiary owned by the Company representing 49.9% of the Company's pre-consolidated net income for 2006 and 47.7% for 2005, and 41.1% of its assets as of December 31, 2006 and 49.3% as of December 31, 2005. Perry and Mid-America are the next largest subsidiaries, representing respectively 14.3% and 14.8% of the Company's pre-consolidated net income for 2006 and 12.2% and 11.9% for 2005, and 10.6% and 12.2% of its assets as of December 31, 2006 and 12.7% and 10.9% as of December 31, 2005.

*Employees.* As of December 31, 2006, the Company and its subsidiaries had 358 full-time employees and 28 part-time employees, which together equate to 372 full-time-equivalent employees. None of the employees are represented by a collective bargaining group.

*Business Strategies – Growth and Operations.* The Company has developed and is pursuing both growth and operating strategies to target its markets with its products and services, all as described in greater detail below.

*Growth Strategy.* The Company has grown through a combination of internal growth, acquisitions and minority interest investments in other banking companies. In the rural markets of west-central Illinois and northeast Missouri in which the Company has maintained a presence historically, the Company's strategy focuses on continuing to be, and to strengthen its position as, a significant competitor. Since 1988, the Company has acquired and successfully integrated eight bank holding companies and/or banks in these rural areas, three of which were merged into other subsidiaries of the Company in 2006. The Company continues to look for opportunities to open branches or acquire community banks in these markets.

In addition to its traditional, rural markets, the Company is diversifying its business by expanding into urban and suburban areas that are less dependent upon the agricultural economy. In 2004 the Company acquired a controlling interest in Mid-America Bancorp, Inc. in Leawood, Kansas (a suburb of Kansas City), and in 2006 the Company purchased 100% of the outstanding common stock of Royal Palm Bancshares, Inc. in Naples, Florida.

The Company has further pursued diversification over the past several years by acquiring minority equity interests in de novo (startup) or relatively new banks located in or near larger metropolitan areas such as New Frontier Bancshares, Inc. in St. Charles, Missouri (a suburb of St. Louis), NorthStar Bancshares, Inc. in Liberty, Missouri (a suburb of Kansas City); Integrity Bank in Jupiter, Florida (located near West Palm Beach), GBC Bancorp, Inc. in Lawrenceville, Georgia (a suburb of Atlanta), Premier Bancshares, Inc. in Jefferson City, Missouri, Premier Community Bank of the Emerald Coast in Crestview, Florida (located on the Gulf Coast in the Florida panhandle), Paragon National Bank in Memphis, Tennessee and Integrity Bancshares, Inc. in Alpharetta, Georgia (a suburb of Atlanta). The Company will continue to evaluate opportunities for such diversification.

The Company's goal in purchasing minority interest positions in banks with high-growth potential is to either acquire controlling interest at some point in the future, or to realize gains on the sale of the investments. This strategy produced excellent results in 2006, as the Company sold two of its investments, NorthStar and GBC. These sales created significant gains in 2006, as well as the acquisition of stock in two other bank holding companies. The Company's shares of NorthStar were partially exchanged for shares of Enterprise Financial Services, Inc. of Clayton, Missouri (a suburb of St. Louis), while the GBC stock was exchanged for shares in First Charter Corporation of Charlotte, North Carolina. Both Enterprise and First Charter meet the Company's criteria of well-managed banks in high-growth markets, and offer further potential for the Company to realize gains on these holdings.

In January 2005, MTSB hired a new trust officer who is operating out of an office located in the New Frontier facility in St. Charles, Missouri. Management believes that this is an opportunity to increase noninterest income by providing trust services, as well as cross-selling other bank products, to a larger and rapidly growing market, and that the commitment to high-quality, personalized service will enable the Company to compete effectively with existing providers in the area. As of December 31, 2006, this office has generated approximately $9.5 million in assets under management and in custodial accounts. Additionally, marketing efforts targeted at area lawyers and estate planning professionals have created the potential for increased estate and trust fees in the future.

In evaluating acquisition opportunities, the Company plans to continue to focus on the needs of small- to medium-sized businesses in both the rural communities in which its banking centers are located and in bedroom communities of larger metropolitan areas, which while within a commutable distance from a metropolitan area, generally have the characteristics of a small town. The Company's management believes that the larger regional banks are not allocating their resources to serve small- to medium-sized businesses effectively. These customers generally have the size and sophistication to demand customized products and services, which management believes its bankers are well equipped to understand and address as a result of their experience. Further, it has been the Company's experience that it is less costly to establish a location in a rural or bedroom community than in a metropolitan area, and that these markets are generally less competitive.

The Company is looking for opportunities in rural and/or bedroom communities that meet one of the following criteria:

1. 100% acquisitions of existing financial institutions to be consolidated and operated within the existing structure of the Company;
2. Minority investments in financial institutions with the potential to acquire controlling or full ownership in the future; and
3. Equity interests in denovo institutions in high-growth markets with proven management, with the intention of allowing these investments to grow and build value, resulting in gains to be realized upon future dispositions.

The Company believes its current banking locations provide it with the necessary platform to expand its services within its existing markets and into new markets offering growth potential, and that the Company has the back office and technology systems in place to accommodate additional growth.

*Operating Strategy.* While pursuing the Company's growth strategy outlined above, the Company plans to continue its focus on customer service, efficient back office and other support services, asset quality and prudent capital management as described below.

The Company operates under a community banking philosophy that is customer driven, emphasizing long-term customer relationships, and provides practical financial solutions, convenience and consistent service. Each of the Company's banking centers are administered by a local president who has knowledge of the particular community and lending expertise in the specific industries found within the community. The bank presidents have the authority and flexibility within general parameters to make customer-related decisions, as the Company's management believes that the most efficient and effective decisions are made at the point of customer contact by the people who know the customer. With the Company's decentralized-decision making process, the Company is able to provide customers with rapid decisions on lending issues.

In December 2005, the Company announced plans to consolidate its six Illinois bank affiliates from six separately chartered banks to three. The plan called for combining Security State Bank of Hamilton ("Hamilton") and State Bank of Augusta ("Augusta") with and into Marine Bank, and Golden State Bank ("Golden") with and into Brown County. The consolidation of Golden with and into Brown County was completed in July 2006 and the consolidation of Hamilton and Augusta with and into Marine Bank was completed in November 2006. The Company is confident that these plans are consistent with its community banking philosophy. Customers of the merged banks should be unaffected by the changes, as they will continue to deal with the same customer service and lending staff. The Company expects these mergers to improve efficiencies in its operations through reductions in administrative, regulatory and compliance costs, which in turn will allow the Company to devote greater resources to providing quality products and customer service.

The support services the Company provides to its banking centers are centralized in the Company's main offices located in Quincy, Illinois. These services include back office operations, credit administration, human resources, internal audit, compliance, investment portfolio research and advice, and data processing. As a result, the Company's operations enhance efficiencies, maintain consistency in policies and procedures and enable the Company's employees to focus on developing and strengthening customer relationships.

The Company's lending officers have developed comprehensive policies and procedures for credit underwriting and funding that have enabled the Company to maintain sound credit quality while growing its loan portfolio and the overall organization. Combined with the Company's significant lending experience, these procedures and controls have enabled the Company to provide responsive, customized service to its customers. The Company's total assets have grown from $833 million at December 31, 2002, to $1.4 billion at December 31, 2006. Despite this growth, at December 31, 2006, the Company's ratio of non-performing loans to total loans before allowance for loan losses was .62% and its ratio of non-performing loans and non-performing assets to total loans before allowance for loan losses was .65%. The Company intends to continue to adhere to the practices and policies that have contributed to its sound asset quality to date.

The Company's goal is to operate at a capital level that supports its growth but does not unduly hamper its achievement of an attractive return on equity. In order to strike this balance, the Company relies on its management's expertise to prudently manage its capital resources. Growth of capital has been achieved through retention of earnings, and it is management's strategy to continue this growth through the profitable expansion of lending and deposit services in the Company's existing markets, as well as further acquisitions of well-managed, profitable banking organizations. Another aspect of the Company's capital management planning is its issuance of trust preferred securities as a source of funding for its acquisition strategies.

*Products and Services – General.* The Company, through its subsidiaries, conducts a full-service consumer and commercial banking business, which includes mainly deposit gathering, safekeeping and distribution; lending for commercial, financial and agricultural purposes, real estate purposes (including farmland, construction and mortgages), and consumer purposes; and asset management including trust, estate and agency management, retail brokerage services, and agricultural business management. These products and services are provided in all of the Company's markets through its main offices and branches, which markets are identified in more detail below. However, lending activities generate collectively most of the Company's consolidated revenue each year and individually are the only products and services, other than interest income on investment securities that have equaled or exceeded 10% of the Company's consolidated revenue consistently over the past three fiscal years. Approximately 73% of the Company's revenues has been derived on average annually from its subsidiaries' lending activities.

The Company has a single segment, banking, in that all of its bank subsidiaries are engaged in banking activities. Also, the Company's business is not seasonal although weather conditions year to year may impact the businesses of certain borrowers such as agricultural clients and thus affect their need for and ability to afford bank financing.

*Lending Activities.* The Company's objective is to offer the commercial, agricultural, residential and consumer customers in its markets a variety of products and services, including a full array of loan products. The Company's bank subsidiaries make real estate loans (including farmland, construction and mortgage loans), commercial, financial and agricultural loans, and consumer loans. Total loans includes loans held for sale. The Company strives to do business in the areas served by its banks and their branches, and all of the Company's marketing efforts and the vast majority of its loan customers are located within its existing market areas. The following is a discussion of each major type of lending.

*Real Estate Loans.* The Company's banks make real estate loans for farmland, construction and mortgage purposes as more thoroughly described below. Collectively, these loans, which include loans held for sale, comprise the largest category of the Company's loans. At December 31, 2006, the Company had $683.5 million in such loans, representing 66.1% of total loans. At December 31, 2005, the Company had approximately $506.8 million in such loans, representing 58.8% of total loans.

*Farmland Real Estate Loans.* Farm real estate loans are collateralized by owner-occupied and investment properties located in the Company's market areas. The Company's banks offer a variety of mortgage loan products that generally are amortized over five to 20 years. The loans generally have rates fixed for up to a five year period, with the loans either having an adjustable rate feature or a balloon at the maturity of the term. Loans secured by farm real estate are generally originated in amounts of no more than 80% of the lower of cost or appraised value. The bank underwrites and seeks Farm Service Agency guarantees to enhance the credit structure of some farm real estate loans.

The banks secure a valid lien on farmland real estate loans and obtain a mortgage title insurance policy that insures that the property is free of encumbrances prior to the banks lien. The banks require hazard insurance if the farm property has improvements and if the property is in a flood plain as designated by FEMA or HUD, the banks require flood insurance.

Farmland real estate loans have generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $5.0 million, or 5.5% for 2006; $4.2 million or 6.1% for 2005; and $3.7 million or 6.5% for 2004. At December 31, 2006, the Company had approximately $73.0 million in such loans, representing 7.1% of total loans. At December 31, 2005, the Company had approximately $66.2 million in such loans, representing 7.7% of total loans.

*Construction Real Estate Loans.* The Company's banks also make loans to finance the construction of residential and non-residential properties. Construction loans generally are secured by first liens on real estate. The Company's banks conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If a bank is forced to foreclose on a project prior to completion, there is no assurance that the bank will be able to recover all of the unpaid portion of the loan. In addition, the bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While the Company's banks have underwriting procedures designed to identify what management believes to be acceptable levels of risk in construction lending, these procedures may not prevent losses from the risks described above.

The banks secure a valid lien on construction real estate loans and obtain a mortgage title insurance policy that insures that the property is free of encumbrances prior to the banks lien. The banks require hazard insurance if the construction property has improvements, insurance bonding on a contractor and if the property is in a flood plain as designated by FEMA or HUD, the banks require flood insurance.

Construction loans have generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $7.6 million or 8.4% for 2006; $2.7 million or 4.0% for 2005; and $1.4 million or 2.4% for 2004. At December 31, 2006, the Company had $152.6 million in such loans, representing 14.8% of total loans. At December 31, 2005, the Company had $66.8 million in such loans, representing 7.8% of total loans.

*Mortgage Real Estate Loans.* A significant portion of the Company's lending activity consists of the origination of mortgage loans collateralized by properties located in the Company's market areas. The Company's banks offer a variety of residential mortgage loan products that generally are amortized over five to 25 years. Residential loans collateralized by mortgage real estate generally have been originated in amounts of no more than 90% of the lower of cost or appraised value or the bank requires private mortgage insurance. Of the residential mortgage real estate loans originated, the Company generally retains on its books shorter-term loans with fixed or variable rates, and sells into the secondary mortgage market longer-term, fixed-rate loans to either Fannie Mae, or a regional Federal Home Loan Bank, and retains the loan servicing rights.

The Company's banks offer a variety of commercial real estate mortgage loan products that generally are amortized up to 20 years. The rates on these loans usually range from a daily variable rate to a fixed rate for no more than five years. The commercial real estate mortgage loans are collateralized by owner/operator real estate mortgages, as well as investment real estate mortgages. Loans collateralized by commercial real estate mortgages are generally originated in amounts of no more than 80% of the lower of cost or appraised value.

The banks secure a valid lien on mortgage real estate loans and obtain a mortgage title insurance policy that insures that the property is free of encumbrances prior to the bank's lien. The banks require hazard insurance in the amount of the loan and, if the property is in a flood plain as designated by FEMA or HUD, the banks require flood insurance.

Residential real estate loans have generated the following approximate dollar amounts representing the following percentages of the Company's consolidated revenues for the years indicated: $13.7 million or 15.2% for 2006; $11.8 million or 17.3% for 2005; and $10.1 million or 17.5% for 2004. As of December 31, 2006, the Company had $267.2 million in such loans, which represented 25.9% of the Company's total loans. As of December 31, 2005, the Company had $219.6 million in residential real estate loans, which represented 25.5% of the Company's total loans.

Commercial real estate loans have generated the following approximate dollar amounts representing the following percentages of the Company's consolidated revenues for the years indicated: $11.6 million or 12.9% for 2006; $9.6 million or 14.0% for 2005; and $7.7 million or 13.3% for 2004. As of December 31, 2006, the Company had $190.7 million in such loans, which represented 18.5% of the Company's total loans. As of December 31, 2005, the Company had $154.1 million in commercial real estate mortgage loans, which represented 17.9% of the Company's total loans.

The most significant risk concerning mortgage real estate loans is the fluctuation in market value of the real estate collateralizing the loans. A decrease in market value of real estate securing a loan may jeopardize a bank's ability to recover all of the unpaid portion of the loan if the bank is forced to foreclose. If there were significant decreases in market value throughout one or more markets of the Company, the Company could experience multiple losses in such market or markets. While the Company's banks have underwriting procedures designed to identify what management believes to be acceptable lender risks in mortgage lending, these procedures may not prevent losses from the risks described above.

*Commercial, Financial and Agricultural Loans.* These loans are primarily made within the Company's market areas and are underwritten on the basis of the borrower's ability to service the debt from income. As a general practice, the Company's banks take as collateral a lien on any available equipment, accounts receivables or other assets owned by the borrower and often obtain the personal guaranty of the borrower. In general, these loans involve more credit risk than residential mortgage loans and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk in commercial, financial and agricultural loans is due to the type of collateral securing these loans. The increased risk also derives from the expectation that commercial, financial and agricultural loans generally will be serviced principally from the operations of the business, and those operations may not be successful. Historical trends have shown these types of loans to have higher delinquencies than real estate loans. Approximately 51% of all of the Company's net charge-offs for the years 2002 through 2006 were related to commercial, financial or agricultural loans, compared to 11% for loans secured by real estate. No category within this type of lending activity represented a disproportionate share of net charge-offs or non-performing loans during such period except that in 2002 a substantial portion of the net charge-offs were agricultural loans. As a result of these additional complexities, variables and risks, commercial, financial and agricultural loans require more thorough underwriting and servicing than other types of loans.

Commercial, financial and agricultural loans, which include floor plan loans, generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $19.6 million or 21.8% for 2006; $16.0 million or 23.3% for 2005; and $12.0 million or 20.8% for 2004. At December 31, 2006, the Company had $225.1 million in such loans, representing 21.8% of total loans. At December 31, 2005, the Company had $240.2 million in such loans, representing 27.9% of total loans.

Within the category of commercial, financial and agricultural loans, agricultural operating loans have produced the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $4.2 million or 4.7% for 2006; $3.5 million or 5.1% for 2005; and $2.9 million or 5.1% for 2004. At December 31, 2006, the Company had $57.4 million in such loans, representing 5.6% of total loans. At December 31, 2005, the Company had $59.3 million in such loans, representing 6.9% of total loans.

*Consumer Loans.* The Company provides a wide variety of consumer loans (also referred to in this report as installment loans to individuals) including motor vehicle, watercraft, education, personal (collateralized and non-collateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 72 months and vary based upon the nature of collateral and size of loan. Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount that can be recovered on such loans. Approximately 37% of all of the Company's net charge-offs for the years 2002 through 2006 were related to consumer loans.

Consumer loans generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $9.5 million or 10.5% for 2006; $8.3 million or 12.2% for 2005; and $7.7 million or 13.3% for 2004. At December 31, 2006, the Company had $124.7 million in such loans, which represented 12.1% of the Company's total loans. At December 31, 2005, the Company had $114.3 million in such loans, which represented 13.3% of the Company's total loans.

The discussion of each subsidiary bank below includes information concerning each such bank's revenue generated from lending activities, which constitute the largest source of revenue for each bank.

*Underwriting Strategy.* The Company's lending activities reflect an underwriting strategy that emphasizes asset quality and fiscal prudence in order to keep capital resources available for the most attractive lending opportunities in the Company's markets. Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. When the amount of loans to a borrower exceeds the officer's lending limit, the loan request goes to either an officer with a higher limit or the Board of Directors loan committee for approval. The Company's strategy for approving or disapproving loans is to follow conservative loan policies and underwriting practices, which include:

- granting loans on a sound and collectible basis;
- investing funds properly for the benefit of the Company's shareholders and the protection of its depositors;
- serving the legitimate needs of the communities in the Company's markets while obtaining a balance between maximum yield and minimum risk;
- ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;
- developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each category; and
- ensuring that each loan is properly documented and, if appropriate, insurance coverage is adequate. The Company's loan review personnel and compliance officer interact on a regular basis with commercial, mortgage and consumer lenders to identify potential underwriting or technical exception variances.

In addition, the Company has placed increased emphasis on the early identification of problem loans to aggressively seek resolution of the situations and thereby keep loan losses at a minimum.

*Markets and Competition.* The Company identifies four regional markets for its banking activities, which include the counties in which the Company maintains offices and also counties in which the Company has no offices but whose inhabitants are targets of the Company's financial services because of their close proximity to counties in which the Company maintains offices. They are the following: (1) a tri-state region including west-central Illinois, northeast Missouri, and a portion of southeastern and central Iowa; (2) the greater St. Joseph-Savannah, Missouri market, which is located approximately 60 miles north of Kansas City, Missouri; (3) a suburban Leawood, Kansas-Kansas City, Missouri market; and (4) the greater Naples-Ft. Myers-Marco Island area in southwest Florida. The tri-state market is the Company's principal market and has accounted for approximately 73% of the Company's consolidated revenues for 2004 through 2006.

At present, the Company maintains the following approximate percentages of market share in the following markets as measured by the deposits held by the Company's subsidiary banks operating in or targeting such markets relative to the deposits held by all institutions insured by the Federal Deposit Insurance Corporation ("FDIC") located in such markets as of June 30, 2006: 19.93% for the tri-state market; 4.28% for the greater St. Joseph-Savannah, Missouri market; 0.48% for the suburban Leawood, Kansas-Kansas City, Missouri market and 1.18% for the southwest Florida market. The Company's share of the tri-state market at 19.93% is the largest of 61 FDIC-insured institutions located in that market. The Company's shares of the greater St. Joseph-Savannah, Missouri market, Leawood, Kansas-Kansas City, Missouri market, and southwest Florida market are discussed below in the descriptions of Farmers, Mid-America and Royal Palm, respectively.

The source of the deposit data and corresponding market shares used above and throughout this section of the report is the FDIC Summary of Deposit ("SOD") web link. The SOD contains deposit data for more than 89,000 branches/offices of FDIC-insured institutions. The FDIC collects deposit balances for commercial and savings banks as of June 30 of each year, and the Office of Thrift Supervision collects the same data for savings institutions.

The Company believes that it maintains a visible, competitive presence in all of its markets. The Company's banks are subject to vigorous competition from other banks and financial institutions in their respective markets. The business lines in which the Company's banks compete are highly competitive, and growth with profitability depends mainly on the Company's ability to effectively compete for, and retain, deposits and loans in the markets.

The primary factors in competing for savings deposits are convenient office locations, interest rates offered, and the range of additional bank services offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, money market mutual funds, insurance companies, credit unions and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay.

The primary factors in competing for loans include, among others, interest rate consideration, loan origination fees, borrower equity infusion, and the range of additional bank services offered. Competition for origination of all loan types normally comes from other commercial banks, thrift institutions, credit unions, finance companies, mortgage bankers, mortgage brokers, insurance companies and government agricultural lending agencies. In that 73% on average of the Company's consolidated revenues are derived from loans of all categories, the Company's competitive position in lending services is crucial to its implementation of ongoing growth and operating strategies, as discussed above.

The Company has been able to compete effectively with other financial service providers by emphasizing customer service and technology, by establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its customers. The Company's operating strategy emphasizing customer service, efficient back office and other support services, asset quality and prudent capital management have permitted the Company to compete effectively against both larger and smaller financial institutions in its markets; however, if the Company fails to continue to successfully implement its strategies and/or other financial institutions with more substantial resources become more aggressive in their pursuit of market share, the Company's competitive position could suffer.

Many of the Company's existing competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as US Bank, Bank of America, Commerce Bank and Wachovia Bank. These institutions offer some services, such as extensive and established branch networks and trust services, that the Company does not provide or provide to the extent these other institutions provide them. In addition, many of the Company's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. The Company also acknowledges that to the extent certain larger financial institutions and potential non-bank competitors have not yet entered the Company's markets, they could do so at any time and threaten the Company's competitive position.

The discussion of each subsidiary bank below includes a description of each such bank's market and competitive position within such markets, as measured by FDIC-insured deposits.

**Mercantile Trust & Savings Bank**

MTSB is chartered under the laws of the State of Illinois and offers complete banking and trust services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; trust and other fiduciary services; brokerage services; and other customer services, such as safe deposit facilities. The largest portion of MTSB's lending business is related to the general business and real estate activities of its commercial customers, followed closely by residential mortgage loans. MTSB's principal service area includes the city of Quincy and Adams County, Illinois. MTSB is the largest bank owned by the Company, representing approximately $5.6 million or 49.9% of the Company's pre-consolidated net income for 2006 and approximately $5.8 million or 49.7% in 2005, and approximately $584.9 million or 41.1% of the Company's assets as of December 31, 2006 and $560.9 million or 49.3% as of December 31, 2005.

MTSB's principal banking office is located at 440 Maine Street, Quincy, Illinois. MTSB owns its main banking premises in fee simple. In addition, MTSB owns and operates three branches, one drive-through facility, and ten automatic teller machines in Quincy. MTSB leases a facility in use as the MTSB Mortgage Center in Quincy. In February 2005, MTSB opened a trust office in the St. Charles, Missouri office of the New Frontier Bank.

MTSB wholly owns Mercantile Investments, Inc. ("MII"), a Delaware corporation. MII's offices are located in a leased facility at Century Yard, Cricket Square, Elgin Avenue, Grand Cayman, Cayman Islands. The sole activity of the subsidiary is to invest in securities, including corporate debentures. As of December 31, 2006 and 2005, MII had total assets of approximately $95.0 million and $97.9 million, respectively, which represented a significant portion of MTSB's securities portfolio at those dates. The primary strategy for forming the subsidiary was to take advantage of the current State of Illinois tax laws that exclude income generated by a subsidiary that operates off-shore from State of Illinois taxable income. The only other impact on the Company's consolidated financial statements in regard to the investment subsidiary is the additional administrative costs to operate the subsidiary, which is a minimal amount. For 2006 and 2005, the Company's Illinois income taxes decreased by approximately $125 thousand and $90 thousand, respectively, as a result of MII's operations off shore.

MTSB plans to continue to utilize the subsidiary to manage a significant amount of its securities portfolio as long as it is advantageous to do so from a tax standpoint. All securities purchased by MII are approved by the MII Investment Committee. The Illinois Department of Revenue could challenge the establishment of and/or related business purposes of MII or a change in state law could negate or lessen the state income tax advantages of MII; however, the Company is not aware of any existing or threatened state action or existing or pending legislation regarding this issue.

The by-laws of MII only allow holding investments and corporate debentures as permissible activities. There are no current plans to expand these permissible activities for MII.

MTSB owns an 8.41% interest in Illinois Real Estate Title Center, LLC ("IRETC"), a multi-bank-owned limited liability company that operates a title insurance agency. IRETC is located in leased space in Springfield, Illinois, and owned in partnership with other central-Illinois banking companies and Investors Title Insurance Company of Chapel Hill, North Carolina. IRETC engages in the sale and issuance of commercial and residential, owner and mortgagee title insurance policies. As of December 31, 2006 and 2005, IRETC had total assets of approximately $339 thousand and $335 thousand, respectively.

As of December 31, 2006, MTSB had 158 full-time employees and 8 part-time employees and approximately 14,700 depositors. The population of its primary service area is approximately 250,000.

The primary source of MTSB's revenue is from lending activities, which have represented on average approximately 71% of its revenue annually for the years 2004 through 2006. MTSB generated the following approximate revenues from loans for the following years: $29.4 million for 2006, $23.9 million for 2005, and $19.3 million for 2004. At December 31, 2006, loans totaled $411.3 million or 70.3% of MTSB's total assets. Other principal revenue sources are investment securities with approximately 12% of revenue on average, service charges and fees on customer accounts with approximately 5% of revenue on average, and all asset management services combined with approximately 6% of revenue on average.

As indicated above, MTSB's market includes the core market of Adams County, Illinois, in which MTSB's main office and branches are located. Also, MTSB targets its products and services to the inhabitants of Marion County, Missouri, which borders Adams County to the west and includes many residents who work and conduct commerce in Quincy, Illinois, the seat of local government for Adams County. Therefore, its total market includes both counties.

At present, MTSB maintains a 23.8% share of its total market and 30.7% of its core market, as measured by the deposits held by MTSB relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2006. MTSB's shares are the largest held by any of the 27 institutions in its total market and 17 institutions in its core market. The next largest shares in the total market are 15.4% held by another locally headquartered bank holding company and its subsidiary bank, 6.6% held by another locally headquartered bank holding company and its subsidiary bank and 6.0% held by a substantially larger bank holding company headquartered outside of the market with one or more branches in the market. The next largest shares in its core market are 19.9% held by another locally headquartered bank holding company and its subsidiary bank, 7.7% held by a substantially larger bank holding company headquartered outside of the market with one or more branches in the market, and 6.0% held by another locally headquartered bank holding company and its subsidiary bank.

**Marine Bank & Trust**

Marine Bank is chartered under the laws of the State of Illinois and offers complete banking and trust services to the commercial, industrial and agricultural areas that it serves. Its full-service branches in Hamilton and Augusta were formerly separately chartered banks (Security State Bank of Hamilton and State Bank of Augusta) until their merger with and into Marine Bank in November 2006. Services include commercial, real estate and personal loans; checking, savings and time deposits; trust and other fiduciary services; brokerage services and safe deposit facilities. The largest portion of Marine Bank's lending business is related to commercial and agricultural customers. Marine Bank's principal service area includes the villages of Carthage, Hamilton and Augusta, Hancock County, Illinois; portions of northeastern Adams County, western Schuyler County and southwestern McDonough County, all in Illinois; and the City of Keokuk and Lee County, Iowa. Marine Bank represented approximately $1.6 million or 14.0% of the Company's pre-consolidated net income for 2006 and $1.8 million or 15.1% in 2005, and approximately $164.8 million or 11.6% of the Company's assets as of December 31, 2006 and $161.7 million or 14.2% as of December 31, 2005.

Marine Bank's principal banking office is located at 410 Buchanan Street, Carthage, Illinois. Construction of this facility began in August 2004, with the building completed and opened for business in October 2005. Marine Bank owns its main banking premises in fee simple and currently owns and operates a full-service banking facility in each of Hamilton and Augusta, Illinois. Marine Bank also owns and operates six automatic teller machines located in Carthage, Hamilton and Augusta.

As of December 31, 2006, Marine Bank had 40 full-time employees and 4 part-time employees and approximately 7,100 depositors. The population of its primary service area is approximately 20,000.

The primary source of Marine Bank's revenue is from lending activities, which have represented on average approximately 81% of its revenue annually for the years 2004 through 2006. Marine Bank generated the following approximate revenues from loans for the following years: $8.6 million for 2006, $7.9 million for 2005, and $7.3 million for 2004. At December 31, 2006, loans totaled $122.6 million or 74.4 % of Marine Bank's total assets. Other principal revenue sources are investment securities with approximately 9% of revenue on average, service charges and fees on customer accounts with approximately 6% of revenue on average, and all asset management services combined with approximately 2% of revenue on average.

As indicated above, Marine Bank's market includes the core market of Hancock County, Illinois, in which its main office is located, the target markets of McDonough and Schuyler counties in Illinois, which border Hancock County to the east and southeast, respectively, and the target market of Lee County, Iowa, which borders Hancock County to the west. At present, Marine Bank maintains a 4.7% share of its total market and 33.6% of its core market, as measured by the deposits held by Marine Bank relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2006. Marine Bank's share is the eleventh largest of 28 institutions in its total market. The largest share of 8.3% and second largest of 8.2% are held by federally chartered rural Illinois banks.

**Perry State Bank**

Perry is chartered under the laws of the State of Missouri and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking; savings and time deposits; brokerage services, safe deposit facilities and other customer services. The largest portion of Perry's lending business is related to agricultural real estate loans. Perry's principal service area includes the towns of Perry, Monroe City, Hannibal, and Bowling Green, Missouri and the counties of Ralls, Monroe, Marion, Audrain, and Pike, Missouri. Perry represented approximately $1.6 million or 14.3% of the Company's pre-consolidated net income for 2006 and $1.4 million or 12.2% in 2005 and approximately $150.7 million or 10.6% of the Company's assets as of December 31, 2006, and $144.1 million or 12.7% as of December 31, 2005.

Perry owns its principal banking office, which is located at 103 E. Main in Perry, Missouri, in fee simple and currently owns and operates a full-service banking facility in each of Monroe City and Bowling Green, Missouri, and two facilities in Hannibal, Missouri. In addition, Perry owns and operates six automated teller machines located in Perry, Monroe City, Hannibal, and Bowling Green.

As of December 31, 2006, Perry had 51 full-time employees and 8 part-time employees and approximately 8,300 depositors. The population of its primary service area is approximately 50,000.

The primary source of Perry's revenue is from lending activities, which have represented on average approximately 81% of its revenue annually for the years 2004 through 2006. Perry generated the following approximate revenues from loans for the following years: $9.2 million for 2006, $7.4 million for 2005, and $6.3 million for 2004. At December 31, 2006, loans totaled $122.5 million or 81.3% of Perry's total assets. Other principal revenue sources are investment securities with approximately 8% of revenue on average, and service charges and fees on customer accounts with approximately 10% of revenue on average.

As indicated above, Perry's market includes the core market of Ralls County, Missouri, in which its main office is located, and the target market of Audrain, Marion, Monroe and Pike counties, Missouri, in which it maintains branches and which surround Ralls County.

At present, Perry maintains a 9.5% share of its total market and 55.2% of its core market, as measured by the deposits held by Perry relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2006. Perry holds the second largest share out of 21 institutions in its total market. The largest share of its total market is 12.1% held by a federally chartered bank headquartered outside of the market. The third-ranked institution in its total market is a state chartered bank headquartered in northeast Missouri that holds an 8.0% share. Perry shares its core market with only one other institution, which is a state chartered bank headquartered in northeast Missouri that holds a 44.8% share.

**Brown County State Bank**

Brown County is chartered under the laws of the State of Illinois and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Its full-service branch in Golden was formerly a separately chartered bank (Golden State Bank) until its merger with and into Brown County in July 2006. Services include commercial, real estate and personal loans; checking, savings and time deposits; brokerage services; safe deposit facilities and other customer services. The largest portion of Brown County's lending activity involves agricultural operating and real estate loans; however, residential mortgage loans also represent a significant though lesser portion of the bank's lending activities. Brown County's principal service area includes the village of Mt. Sterling and Brown County, the village of Camp Point and Adams County, and a portion of southern Hancock County, all in Illinois. Brown County represented approximately $882 thousand or 7.9% of the Company's pre-consolidated net income for 2006 and $948 thousand or 8.0% in 2005, and approximately $76.5 million or 5.4% of the Company's assets as of December 31, 2006 and $79.7 million or 7.0% as of December 31, 2005.

Brown County's principal banking office is located at 101 E. Main St., Mt. Sterling, Illinois. Brown County owns the property in fee simple and currently owns and operates a full-service banking facility in Golden, Illinois. Brown County also owns and operates two automatic teller machines in Mt. Sterling and Golden.

As of December 31, 2006, Brown County had 16 full time employees and 2 part-time employees and approximately 3,100 depositors. The population of its primary service area is approximately 10,000.

The primary source of Brown County's revenue is from lending activities, which have represented on average approximately 68% of its revenue annually for the years 2004 through 2006. Brown County generated the following approximate revenues from loans for the following years: $3.6 million for 2006, $3.3 million for 2005, and $2.9 million for 2004. At December 31, 2006, loans totaled $51.7 million or 67.6% of Brown County's total assets. Other principal revenue sources are investment securities with approximately 17% of revenue on average, service charges and fees on customer accounts with approximately 7% of revenue on average and all asset management services combined with approximately 4% of revenue on average.

As indicated above, Brown County's market includes the core market of Brown County, in which its main office is located, and the target markets of Adams and Hancock counties, which border Brown County to the west and northwest, respectively. At present, Brown County maintains a 1.9% share of its total market and 36.1% of its core market, as measured by the deposits held by Brown County relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2006. Brown County holds the second largest share out of 6 institutions in its core market. The largest share is held by another rural Illinois bank with 43.5%. The third-ranked institution in its core market is a state chartered bank headquartered outside of the market that holds an 8.6% share.

**Farmers State Bank of Northern Missouri**

Farmers is chartered under the laws of the State of Missouri and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; brokerage services, safe deposit facilities and other customer services. The largest portion of Farmers' lending business is related to commercial, agricultural and real estate loans. Farmers' principal service area includes the communities of Savannah and St. Joseph in the counties of Andrew and Buchanan, Missouri, respectively. Farmers incurred a net loss of approximately $246 thousand in 2006 and represented approximately $358 thousand or 3.0% of the Company's pre-consolidated net income for 2005, and approximately $95.5 million or 6.7% of the Company's assets as of December 31, 2006 and $83.3 million or 7.3% as of December 31, 2005.

Farmers' principal banking office is located at 301 W. Main Street, Savannah, Missouri. The bank owns its main banking premises in fee simple, owns and operates one full-service banking facility in St. Joseph, and leases and operates another full-service banking facility in St. Joseph. In addition, Farmers has four automatic teller machines located in Savannah and St. Joseph.

As of December 31, 2006, Farmers had 32 full-time employees and 2 part-time employees and approximately 2,900 depositors. The population of its primary service area is approximately 103,000.

The primary source of Farmers' revenue is from lending activities, which have represented on average approximately 76% of its revenue annually for the years 2004 through 2006. Farmers generated the following approximate revenues from loans for the following years: $4.7 million for 2006, $3.9 million for 2005, and $3.6 million for 2004. At December 31, 2006, loans totaled $65.6 million or 68.6% of Farmers' total assets. Other principal revenue sources are investment securities with approximately 11% of revenue on average, service charges and fees on customer accounts with approximately 8% of revenue on average and all asset management services combined with approximately 4% of revenue on average.

As indicated above, Farmers' market includes the core market of Andrew County, Missouri, in which its main office is located, and the target market of Buchanan County, Missouri, which is south of Andrew County and encompasses the city of St. Joseph where Farmers maintains additional banking facilities. Together these counties include the greater St. Joseph-Savannah, Missouri market, which is located approximately 60 miles north of Kansas City, Missouri.

At present, Farmers maintains a 4.3% share of its total market and 27.2% of its core market, as measured by the deposits held by Farmers relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2006. Farmers' shares are the ninth largest of 13 institutions in its total market and second largest of four institutions in its core market. The largest shares of its total market are 19.2%, 19.0% and 14.9%, which are held by two larger federally chartered banks and one state chartered bank. No other share of the total market exceeds 10%. The largest share of its core market is 32.6%, which is held by a larger federally chartered bank. The remaining shares are 26.1% and 14.0% and are held by institutions with which Farmers competes in Buchanan County as well.

**Mid-America Bancorp, Inc.**

Mid-America Bancorp, Inc. ("Mid-America"), parent company of Heartland Bank ("Heartland"), is chartered under the laws of the State of Kansas and offers complete banking services to the commercial and retail areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; brokerage services, safe deposit facilities and other customer services. The largest portion of Heartland's lending business is related to the activities of its commercial customers. Heartland's principal service area includes greater Kansas City, primarily Johnson County in Kansas and Jackson County in Missouri.

Mid-America became a majority-owned subsidiary of the Company in February 2004. The Company's ownership percentage was 52.7% (81,600 shares) as of December 31, 2006. Mid-America's financial information has been reported on a consolidated basis with the Company's financial statements as of December 31, 2006. Mid-America represented approximately $1.7 million or 14.8% of the Company's pre-consolidated net income for 2006 and $1.4 million or 12.0% in 2005, and $174.2 million or 12.2% of the Company's assets as of December 31, 2006 and $123.9 million or 10.9% as of December 31, 2005.

Heartland's principal banking office is located at 4801 Town Center Drive, Leawood, Kansas. Heartland owns its main banking premises in fee simple and owns and operates two automatic teller machines located in Leawood and Prairie Village. In January 2006, Heartland opened a mortgage banking branch in a leased facility in Prairie Village, Kansas, a suburb of Kansas City, and in December 2006 a full-service branch bank in a leased facility in Kansas City, Missouri.

As of December 31, 2006, Heartland had 30 full-time employees and 2 part-time employees and approximately 2,300 depositors. The population of its primary service area is approximately 1,500,000.

The primary source of Heartland's revenue is from lending activities, which have represented on average approximately 87% of its revenue annually for the years 2004 through 2006. Heartland generated the following approximate revenues from loans for the following years: $10.1 million for 2006, $6.2 million for 2005, and $3.2 million for 2004. At December 31, 2006, loans totaled $140.6 million or 81.3% of Heartland's total assets. Other principal revenue sources are investment securities with approximately 8% of revenue on average, and service charges and fees on customer accounts with approximately 3% of revenue on average.

As indicated above, Heartland's market includes the core market of Johnson County, Kansas, in which its main office is located, and the target market of Jackson County, Missouri, which borders Johnson County to the east and includes Kansas City, Missouri. Together these counties include the Company's suburban Leawood, Kansas-Kansas City, Missouri market.

At present, Heartland holds relatively small shares of both its total market and core market with 0.5% and 0.9%, respectively, as measured by the deposits held by Heartland relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2006. The largest shares of its total market are 11.5%, 10.9% and 9.2% and are held by substantially larger, federally chartered banks with significant regional and/or national presences. Heartland ranks 34th out of 90 FDIC-insured institutions in its total market and 22nd out of 61 such institutions in its core market, as measured by such deposits; therefore, though small, Heartland's shares are greater than at least one-half of the other institutions in its markets.

**Royal Palm Bancorp, Inc.**

Royal Palm Bancorp, Inc. ("Royal Palm"), parent company of The Royal Palm Bank of Florida ("Royal Palm Bank"), is chartered under the laws of the State of Florida and offers complete banking services to the commercial and retail areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; safe deposit facilities and other customer services. The largest portion of Royal Palm Bank's lending business is related to the activities of its commercial customers. Royal Palm Bank's principal service area includes the communities of Naples and Marco Island in Collier County, Florida and Fort Myers, Bonita Springs and Cape Coral in Lee County, Florida.

Royal Palm became a wholly-owned subsidiary of the Company in November 2006, and its financial information has been reported on a consolidated basis with the Company's financial statements as of December 31, 2006, including Royal Palm's earnings subsequent to the acquisition in November 2006. Royal Palm represented approximately $148 thousand or 1.3% of the Company's pre-consolidated net income for 2006, and $191.3 million or 13.4% of the Company's assets as of December 31, 2006.

Royal Palm's principal banking office is located at 1255 Creekside Parkway, Naples, Florida. Royal Palm leases its main banking premises, owns and operates a full-service banking facility in Fort Myers and leases a full-service banking facility in Marco Island. In addition, Royal Palm owns and operates three automatic teller machines located in Naples, Fort Myers and Marco Island.

As of December 31, 2006, Royal Palm Bank had 31 full-time employees and 2 part-time employees and approximately 3,000 depositors. The population of its primary service area is approximately 900,000.

The primary source of Royal Palm's revenue is from lending activities, which represented approximately 90% of its revenue annually for 2006, including the period prior to acquisition by the Company in November 2006. At December 31, 2006, loans totaled $119.0 million or 62.2% of Royal Palm's total assets. Other principal revenue sources are investment securities and federal funds sold with approximately 8% of revenue.

As indicated above, Royal Palm's market includes the core market of Collier County, Florida, in which its main office is located, and the target market of Lee County, Florida, which borders Collier County to the northwest and includes Fort Myers, Florida. Together these counties include the Company's Southwest Florida market.

At present, Royal Palm holds relatively small shares of both its total market and core market with 1.18% and 1.14%, respectively, as measured by the deposits held by Royal Palm relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2006. The largest shares of its total market are 34.8%, 29.5% and 26.9% and are held by two substantially larger, federally chartered banks with significant regional and/or national presences and one state chartered bank headquartered outside of the market. Royal Palm ranks 27th out of 47 FDIC-insured institutions in its total market and 19th out of 36 such institutions in its core market, as measured by such deposits; therefore, though small, Royal Palm's shares are greater than at least 40% of the other institutions in its markets.

**Lending Activities**

Additional information regarding the Company's lending activities, including the nature of the Company's loan portfolio, loan maturities, non-performing assets, allowances for loan losses and related matters, is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7 of this Annual Report, under the headings "Provision for Loan Losses," "Loan Portfolio," "Non-Performing Loans," and "Potential Problem Loans," among others.

**Investment Securities Activities**

A description of the Company's investment activities including the investment portfolio and maturities thereof is included in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7 under the heading "Investment Securities".

**Sources of Funds**

A description of the Company's sources of funds, including deposits and borrowings, is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7 under the headings "Deposits", "Short-term Borrowings", and "Long-term Debt", among others.

**Laws and Regulations Applicable to Bank Holding Companies**

***General.*** As a registered bank holding company under the Bank Holding Company Act (the "BHC Act"), the Company is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "FRB"). The FRB has the authority to issue cease and desist orders or take other enforcement action against our holding company if it determines that our actions represent unsafe and unsound practices or violations of law. Regulation by the FRB is principally intended to protect depositors of our subsidiary banks and the safety and soundness of the U.S. banking system, not the stockholders of the Company.

***Limitation on Acquisitions.*** The BHC Act requires a bank holding company to obtain prior approval of the FRB before: (1) taking any action that causes a bank to become a controlled subsidiary of the bank holding company; (2) acquiring direct or indirect ownership or control of voting shares of any bank or bank holding company, if the acquisition results in the acquiring bank holding company having control of more than 5% of the outstanding shares of any class of voting securities of such bank or bank holding company, and such bank or bank holding company is not majority-owned by the acquiring bank holding company prior to the acquisition; (3) acquiring all or substantially all the assets of a bank; or (4) merging or consolidating with another bank holding company.

*Limitation on Activities.* The activities of bank holding companies are generally limited to the business of banking, managing or controlling banks, and other activities that the FRB has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Bank holding companies that qualify and register as "financial holding companies" are also able to engage in certain additional financial activities, such as securities and insurance underwriting, subject to limitations set forth in federal law. As of December 31, 2006, the Company was not a "financial holding company."

*Regulatory Capital Requirements.* The FRB has promulgated capital adequacy guidelines for use in its examination and supervision of bank holding companies. If a bank holding company's capital falls below minimum required levels, then the bank holding company must implement a plan to increase its capital, and its ability to pay dividends and make acquisitions of new banks may be restricted or prohibited.

The FRB currently uses two types of capital adequacy guidelines for holding companies, a two-tiered risk-based capital guideline and a leverage ratio guideline. The two-tiered risk-based capital guideline assigns risk weightings to all assets and certain off-balance sheet items of the holding company's banking operations, and then establishes a minimum ratio of the holding company's "Tier 1" capital to the aggregate dollar amount of risk-weighted assets (which amount is almost always less than the aggregate dollar amount of such assets without risk weighting) and a minimum ratio of the holding company's total qualified capital ("Tier 1" capital plus "Tier 2" capital, adjusted) to the aggregate dollar amount of such risk-weighted assets. The leverage ratio guideline establishes a minimum ratio of the holding company's Tier 1 capital to its total tangible assets, without risk-weighting.

Under both guidelines, Tier 1 capital (also referred to as core capital) is defined to include: common shareholders' equity (including retained earnings), qualifying non-cumulative perpetual preferred stock and related surplus, qualifying cumulative perpetual preferred stock and related surplus (limited to a maximum of 25% of Tier 1 capital), and minority interests in the equity accounts of consolidated subsidiaries. Goodwill and most intangible assets are deducted from Tier 1 capital.

For purposes of the total risk-based capital guideline, Tier 2 capital (also referred to as supplementary capital) is defined to include: allowances for loan and lease losses (limited to 1.25% of risk-weighted assets), perpetual preferred stock not included in Tier 1 capital, intermediate-term preferred stock and any related surplus, certain hybrid capital instruments, perpetual debt and mandatory convertible debt securities, and intermediate-term subordinated debt instruments (subject to limitations). The maximum amount of qualifying Tier 2 capital is 100% of qualifying Tier 1 capital. For purposes of the total risk-based capital guideline, total capital equals Tier 1 capital, *plus* qualifying Tier 2 capital, *minus* investments in unconsolidated subsidiaries, reciprocal holdings of bank holding company capital securities, and deferred tax assets and other deductions.

The FRB's current capital adequacy guidelines require that a bank holding company maintain a Tier 1 risk-based capital ratio of at least 4%, a total risk-based capital ratio of at least 8%, and a Tier 1 leverage ratio of at least 4%. Top performing companies may be permitted to operate with slightly lower capital ratios, while poor performing or troubled institutions may be required to maintain or build higher capital ratios.

On December 31, 2006 and 2005, the Company was in compliance with all of the FRB's capital adequacy guidelines.

In August 2005, the Company issued $10.3 million of junior subordinated debentures to Mercantile Bancorp Capital Trust I (the "Trust"). The Trust is a wholly-owned unconsolidated subsidiary, which was formed for the purpose of this transaction. The Company owns all of the securities of the Trust that possess general voting powers. In connection with the Company's issuance of the debentures to the Trust, the Trust issued cumulative preferred securities to a third party in a private placement offering. The Trust invested the proceeds of its issuance in the Company's junior subordinated debentures. In accordance with bank regulations, 25% of Tier 1 capital may be comprised of the junior subordinated debentures owed to the Trust, with any excess above the 25% limit included in Tier 2 capital.

In July 2006, the Company issued $20.6 million of junior subordinated debentures to Mercantile Bancorp Capital Trust II, and $10.3 million of junior subordinated debentures to Mercantile Bancorp Capital Trust III (collectively, the "Trusts"). The Trusts are wholly-owned unconsolidated subsidiaries, which were formed for the purpose of these transactions. The Company owns all of the securities of the Trusts that possess general voting powers. In connection with the Company's issuance of the debentures to the Trusts, the Trusts issued cumulative preferred securities to third parties in private placement offerings. The Trusts invested the proceeds of their issuance in the Company's junior subordinated debentures. In accordance with bank regulations, 25% of Tier 1 capital may be comprised of the junior subordinated debentures owed to the Trust, with any excess above the 25% limit included in Tier 2 capital.

***Source of Strength.*** FRB policy requires a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. Under this "source of strength doctrine," a bank holding company is expected to stand ready to use its available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity, and to maintain resources and the capacity to raise capital that it can commit to its subsidiary banks. Furthermore, the FRB has the right to order a bank holding company to terminate any activity that the FRB believes is a serious risk to the financial safety, soundness or stability of any subsidiary bank.

***Liability of Commonly Controlled Institutions.*** Under cross-guaranty provisions of the Federal Deposit Insurance Act (the "FDIA"), each bank subsidiary of a bank holding company is liable for any loss incurred by the Federal Deposit Insurance Corporation's insurance fund for banks in connection with the failure of any other bank subsidiary of the bank holding company.

**Laws and Regulations Applicable to the Company's Subsidiary Banks**

***General.*** The Company's three subsidiary banks located in Illinois, MTSB, Marine Bank and Brown County, are all state non-member banks. As such, they are subject to regulation and supervision by the Illinois Department of Financial and Professional Regulation and the Federal Deposit Insurance Corporation ("FDIC"). The Company's two banks in Missouri, Perry and Farmers, are both state non-member banks, and are subject to regulation and supervision by the Missouri Division of Finance and the FDIC. Heartland, the Company's subsidiary bank in Kansas, is a state non-member bank and is subject to regulation and supervision by the Kansas Division of Banking and the FDIC. Royal Palm Bank, the Company's subsidiary bank in Florida, is a state non-member bank and is subject to regulation and supervision by the Florida Office of Financial Regulation and the FDIC.

These bank regulatory agencies, in addition to supervising and examining the banks subject to their authority, are empowered to issue cease and desist orders or take other enforcement action against the banks if they determine that the banks' activities represent unsafe and unsound banking practices or violations of law. Regulation by these agencies is principally designed to protect the depositors of the banks and the safety and soundness of the U.S. banking system, not the stockholders of the banks or bank holding companies such as the Company.

***Bank Regulatory Capital Requirements.*** The FDIC has adopted minimum capital requirements applicable to state non-member banks which are similar to the capital adequacy guidelines established by the FRB for bank holding companies. These guidelines are discussed above under "**Laws and Regulations Applicable to Bank Holding Companies – *Regulatory Capital Requirements.***"

Depending on the status of a bank's capitalization under the applicable guidelines, federal law may require or permit federal bank regulators to take certain corrective actions against the bank. For purposes of these laws, an insured bank is classified in one of the following five categories, depending upon its regulatory capital:

> "well-capitalized" if it has a total Tier 1 leverage ratio of 5% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a total risk-based capital ratio of 10% or greater (and is not subject to any order or written directive specifying any higher capital ratio);
>
> "adequately capitalized" if it has a total Tier 1 leverage ratio of 4% or greater (or a Tier 1 leverage ratio of 3% or greater, if the bank has a CAMELS rating of 1), a Tier 1 risk-based capital ratio of 4% or greater and a total risk-based capital ratio of 8% or greater;
>
> "undercapitalized" if it has a total Tier 1 leverage ratio that is less than 4% (or a Tier 1 leverage ratio that is less than 3%, if the bank has a CAMELS rating of 1), a Tier 1 risk-based capital ratio that is less than 4% or a total risk-based capital ratio that is less than 8%;
>
> "significantly undercapitalized" if it has a total Tier 1 leverage ratio that is less than 3%, a Tier 1 risk based capital ratio that is less than 3% or a total risk-based capital ratio that is less than 6%; and
>
> "critically undercapitalized" if it has a Tier 1 leverage ratio that is equal to or less than 2%.

Federal banking laws require the federal regulatory agencies to take prompt corrective action against undercapitalized banks, that is, banks falling into any of the latter three categories set forth above.

On December 31, 2006 and 2005, all of the Company's subsidiary banks were "well capitalized" under applicable requirements.

***Deposit Insurance and Assessments.*** The deposits of all of the Company's subsidiary banks are insured by the FDIC's Bank Insurance Fund, in general up to a maximum of $100,000 per insured depositor, except for deposits held in an IRA account, which are insured up to a maximum of $250,000 per account. Under federal banking law and regulations, insured banks are required to pay quarterly assessments to the FDIC for deposit insurance. The FDIC's assessment system requires insured banks to pay varying assessment rates, depending upon the level of the bank's capital, the degree of supervisory concern over the bank, and various other factors, including the overall levels of reserves in the FDIC's insurance fund from time to time.

***Limitations on Interest Rates and Loans to One Borrower.*** The rate of interest a bank may charge on certain classes of loans may be limited by state and federal law. At certain times in the past, these limitations have resulted in reductions of net interest margins on certain classes of loans. Federal and state laws impose additional restrictions on the lending activities of banks including, among others, the maximum amount that a bank may loan to one borrower.

***Payment of Dividends.*** The Company's subsidiary banks are subject to federal and state banking laws limiting the payment of cash dividends by banks. Typically, such laws restrict dividends to the bank's undivided profits account or, if greater, profits earned during the current and preceding fiscal year. In addition, under federal banking law, an FDIC-insured institution may not pay dividends while it is undercapitalized under regulatory capital guidelines or if payment would cause it to become undercapitalized. In addition, the FDIC has authority to prohibit or to limit the payment of dividends by a bank if, in the banking regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in light of the financial condition of the banking organization.

*The USA Patriot Act.* The USA Patriot Act of 2001, as recently renewed and amended (the "Patriot Act"), has imposed substantial new record-keeping and due diligence obligations on banks and other financial institutions, with a particular focus on detecting and reporting money-laundering transactions involving domestic or international customers. The U.S. Treasury Department has issued and will continue to issue regulations clarifying the Patriot Act's requirements. The Patriot Act requires all "financial institutions," as defined, to establish certain anti-money laundering compliance and due diligence programs, which impose significant costs on our Company and all financial institutions.

*Community Reinvestment Act.* The Company's subsidiary banks are subject to the federal Community Reinvestment Act (the "CRA") and implementing regulations. CRA regulations establish the framework and criteria by which the federal bank regulatory agencies assess an institution's record of helping to meet the credit needs of its community, including low- and moderate-income neighborhoods. Some states have enacted their own community reinvestment laws and regulations applicable to financial institutions doing business within their borders. A banking institution's performance under the federal CRA and any applicable state community reinvestment act laws is taken into account by regulators in reviewing certain applications made by the institution, including applications for approval of expansion transactions such as mergers and branch acquisitions.

*Transactions with Affiliates.* The Company's subsidiary banks are subject to federal laws that limit certain transactions between banks and their affiliated companies, including loans, other extensions of credit, investments or asset purchases. Among other things, these laws place a ceiling on the aggregate dollar amount of such transactions expressed as a percentage of the bank's capital and surplus. Furthermore, loans and extensions of credit from banks to their non-bank affiliates, as well as certain other transactions, are required to be secured in specified amounts. Finally, the laws require that such transactions be on terms and conditions that are or would be offered to nonaffiliated parties. We carefully monitor our compliance with these restrictions on transactions between banks and their affiliates.

*Other Laws.* Our banking subsidiaries are subject to a variety of other laws particularly affecting banks and financial institutions, including laws regarding permitted investments; loans to officers, directors and their affiliates; security requirements; anti-tying limitations; anti-money laundering, financial privacy and customer identity verification; truth-in-lending; permitted types of interest bearing deposit accounts; trust department operations; brokered deposits; and audit requirements.

**Laws Governing Interstate Banking and Branching**

Under federal law, a bank holding company generally is permitted to acquire additional banks located anywhere in the United States, including in states other than the acquiring holding company's home state. There are a few limited exceptions to this ability, such as interstate acquisitions of newly organized banks (if the law of the acquired bank's home state prohibits such acquisitions), interstate acquisitions of banks where the acquiring holding company would control more than 10% of the total amount of insured deposits in the United States, and interstate acquisitions where the acquiring holding company would control more than 30% of the insured deposits in the acquired bank's home state (or any lower percentage established by the acquired bank's home state), unless such acquisition represents the initial entry of the acquiring holding company into the acquired bank's home state or where the home state waives such limit by regulatory approval or by setting a higher percentage threshold for the insured deposit limit.

Under federal law, banks generally are permitted to merge with banks headquartered in other states, thereby creating interstate branches. The principal exception to this ability is a merger with a bank in another state that is a newly organized bank, if the laws of the other state prohibit such mergers. Interstate bank mergers are subject to the same type of limits on the acquiring bank and its bank affiliates controlling deposits in the acquired institution's home state as interstate bank acquisitions. In addition, banks may acquire one or more branches from a bank headquartered in another state or establish de novo branches in another state, if the laws of the other state permit such branch acquisitions or the establishment of such de novo branches.

In addition, states may prohibit interstate acquisitions, by a bank holding company controlling only out of state banks or by an out of state bank, of an in-state bank or bank branches, if such acquisition would result in the acquiring institution's controlling more than a specified percentage of in-state deposits, provided such restriction applies as well to in-state banking organizations' acquisitions within the state.

**Regulation of Other Non-Banking Activities.**

Federal and state banking laws affect the ability of the Company or its subsidiary banks to engage, directly or indirectly through non-bank subsidiaries or third parties, in activities of a non-traditional banking nature, such as insurance agency, securities brokerage, or investment advisory activities. To the extent that we are authorized to engage and do engage in such activities, we are careful to comply with the applicable banking laws, as well as any other laws and regulations specifically regulating the conduct of these non-banking activities, such as the federal and state securities laws, regulations of self-regulatory organizations such as the National Association of Securities Dealers and state insurance laws and regulations. These laws and regulations are principally focused on protecting customers of the Company's subsidiaries rather than the stockholders of the Company.

**Sarbanes-Oxley Act of 2002**

On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), which implemented legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board that enforces auditing, quality control and independence standards on registered companies and their independent public accounting firms, Sarbanes-Oxley placed certain direct restrictions on the scope of non-audit services that may be provided by accounting firms to their public company audit clients. Any permitted non-audit services provided by an auditing firm to a public company audit client must be preapproved by the company's audit committee. In addition, Sarbanes-Oxley makes certain changes to the requirements for periodic rotation of audit partners in public audit firms. Sarbanes-Oxley requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of their company's periodic reports filed with the Securities and Exchange Commission, subject to civil and criminal penalties if they knowingly or willingly violate this certification requirement. The Company's Chief Executive Officer and Chief Financial Officer have signed certifications to this Form 10-K as required by Sarbanes-Oxley. In addition, under Sarbanes-Oxley, counsel is required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

Under Sarbanes-Oxley, longer prison terms will apply to corporate executives who violate federal securities laws; the period during which certain types of suits can be brought against a company or its officers is extended; and bonuses issued to top executives prior to restatement of a company's financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from trading the company's securities during retirement plan "blackout" periods, and loans to company executives (other than loans by financial institutions permitted by federal rules and regulations) are restricted. In addition, a provision directs that civil penalties levied by the Securities and Exchange Commission as a result of any judicial or administrative action under Sarbanes-Oxley be deposited to a fund for the benefit of harmed investors. The Federal Accounts for Investor Restitution provision also requires the Securities and Exchange Commission to develop methods of improving collection rates. The legislation accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers must also provide information for most changes in their individual ownership of their company's securities within two business days of the change.

Sarbanes-Oxley increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company's "registered public accounting firm." Audit Committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer, other than normal directors fees. In addition, companies must disclose whether at least one member of the committee is a "financial expert" (as such term is defined by the Securities and Exchange Commission) and if not, why not. Under Sarbanes-Oxley, an independent public accounting firm is prohibited from performing audit services for a registered company if the company's chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions was previously employed by the audit firm and participated in the firm's audit of the company during the one-year period preceding the audit initiation date. Sarbanes-Oxley also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent accountant engaged in the audit of the company's financial statements for the purpose of rendering the financial statements materially misleading. Sarbanes-Oxley requires the Securities and Exchange Commission to prescribe rules requiring inclusion of any internal control report and assessment by management in the annual report to shareholders. Sarbanes-Oxley requires the company's registered public accounting firm that issues the audit report to attest to and report on management's assessment of the company's internal controls.

**Changes in Law and Regulation Affecting the Company Generally**

***Future Legislation***. Various items of legislation are from time to time introduced in Congress and state legislatures with respect to the regulation of financial institutions. Such legislation may change our operating environment and the operating environment of our subsidiaries in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations, would have upon our financial condition or results of operations or upon our shareholders.

***Fiscal Monetary Policies.*** The Company's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. The Company is particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the FRB are conducting open market operations in United States government securities, changing the discount rates of borrowings of depository institutions, imposing or changing reserve requirements against depository institutions' deposits, and imposing or changing reserve requirements against certain borrowings by banks and their affiliates.

These methods are used in varying degrees and combinations to directly effect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the FRB have a material effect on the Company's business, results of operations and financial condition.

The references in the foregoing discussion to various aspects of statutes and regulations are merely summaries which do not purport to be complete and which are qualified in their entirety by reference to the actual statutes and regulations.

**Item 1A – Risk Factors**

Various risks and uncertainties, some of which are difficult to predict and beyond the Company's control, could negatively impact the Company. Adverse experience with the risks listed below could have a material impact on the Company's financial condition and results of operations, as well as the value of its common stock.

***Changes in the domestic interest rate environment could negatively affect the Company's net interest income.*** Interest rate risk is the risk that changes in market rates and prices will adversely affect financial condition or results of operations. Net interest income is the Company's largest source of revenue and is highly dependent on achieving a positive spread between the interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in interest rates could negatively impact the ability to attract deposits, make loans, and achieve a positive spread resulting in compression of the net interest margin.

***Liquidity risk may affect the ability of the Company to meet future contractual obligations.*** Liquidity risk is the risk that the Company will have insufficient cash or access to cash to satisfy current and future financial obligations, including demands for loans and deposit withdrawals, funding operating costs, and for other corporate purposes. Liquidity risk arises whenever the maturities of financial instruments included in assets and liabilities differ. Results of operations could be affected if the Company were unable to satisfy current or future financial obligations.

***The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company's financial results.*** The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions and investment companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. Many of these competitors have fewer regulatory constraints and some have lower cost structures.

***If economic conditions worsen, the Company may suffer from credit risk and the Company's allowance for loan losses may not be adequate to cover actual losses.*** Credit risk is the risk that loan customers or other counter-parties will be unable to perform their contractual obligations resulting in a negative impact on earnings. Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The allowance for loan losses is based on historical loss experience as well as an evaluation of the risks associated with the loan portfolio, including the size and composition of the portfolio, current economic conditions and geographic concentrations within the portfolio. If the economy in the Company's primary geographic market areas, west-central Illinois, northern Missouri, eastern Kansas and southwest Florida, should worsen, this may have an adverse impact on the loan portfolio. If for any reason the quality of the portfolio should weaken, the allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect financial results.

***Changes in accounting standards may materially impact the Company's financial statements.*** From time to time, the Financial Accounting Standards Board (FASB) changes the financial accounting and reporting standards that govern the preparation of financial statements. These changes can be hard to predict and can materially impact how the Company records and reports financial condition and results of operations. In some cases, it may be necessary to apply a new or revised standard retroactively, resulting in the significant restatement of prior period financial statements.

***The Company relies on other companies to provide key components of the Company's business infrastructure.*** Third party vendors provide key components of business infrastructure such as Internet connections, network access and mutual fund distribution. These parties are beyond the Company's control, and any problems caused by these third parties, including their not providing their services for any reasons or their performing their services poorly, could adversely affect the ability to deliver products and services to customers and otherwise to conduct business.

***Significant legal actions could subject the Company to substantial uninsured liabilities.*** From time to time the Company is subject to claims related to operations. These claims and legal actions, including supervisory actions by regulators, could involve large monetary claims and significant defense costs. To protect the Company from the cost of these claims, insurance coverage is maintained in amounts and with deductibles believed to be appropriate, but this insurance coverage may not cover all claims or continue to be available at a reasonable cost. As a result, the Company may be exposed to substantial uninsured liabilities, which could adversely affect results of operations and financial condition.

***The Company faces operational risks, including systems failure risks.*** The Company may suffer from operational risks which may create loss resulting from human error, inadequate or failed internal processes and systems, and other external events. Losses may occur due to violations of, or noncompliance with, laws, rules, regulations, prescribed practices, or ethical standards. In addition, the Company's computer systems and network infrastructure, like that used by competitors, is always vulnerable to unforeseen problems. These problems may arise in both internally developed systems and the systems of third-party service providers. The Company's operations are dependent upon the ability to protect computer equipment against physical damage as well as security risks, which include hacking or identity theft.

***The Company's stock price can be volatile.*** The Company's stock price can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; operating and stock price performance of other companies that investors deem comparable; new technology used or services offered by competitors; news reports relating to trends, concerns and other issues in the financial services industry, and changes in government regulations. Many of these factors that may adversely affect the Company's stock price do not directly pertain to its operating results, including general market fluctuations, industry factors and economic and political conditions and events, including terrorist attacks, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations.

***If the value of real estate in the Company's market area were to decline materially, a significant portion of the loan portfolio could become under-collateralized, which might have a material adverse affect on the Company.*** In addition to considering the financial strength and cash flow characteristics of borrowers, the Company often secures loans with real estate collateral, which in each case provides an alternate source of repayment in the event of default by the borrower. This real property may deteriorate in value during the time the credit is extended, and if it is necessary to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, earnings and capital could be adversely affected.

***The Company may not be able to influence the activities of the banking organizations in which it owns a minority interest.*** The Company owns a minority interest in several banking organizations in the Midwest and Southeast. As minority shareholders, the Company may be unable to influence the activities of these organizations, and may suffer losses due to these activities.

***The Company is subject to the local economies where it operates, and unfavorable economic or market conditions in these areas could have a material adverse effect on the Company's financial condition and results of operations.*** The Company's success depends upon the general business and economic conditions in the United States and in its primary areas of operation in west-central Illinois, northern Missouri, eastern Kansas and southwest Florida. Economic conditions in the local market areas, including the agricultural prices for land and crops and commercial and residential real estate values, may have an adverse effect on the quality of the Company's loan portfolio and financial performance. An economic downturn within the Company's footprint could negatively impact household and corporate incomes. This impact may lead to decreased demand for loan and deposit products and increase the number of customers who fail to pay interest or principal on their loans.

***The Company may be adversely affected by government regulation.*** All banks are subject to extensive federal and state banking regulations and supervision. Banking regulations are intended primarily to protect depositors' funds and the federal deposit insurance funds, not the shareholders. Regulatory requirements affect lending practices, capital structure, investment practices, dividend policy and growth. Failure to meet minimum capital requirements could result in the imposition of limitations that would adversely impact operations and could, if capital levels dropped significantly, result in being required to cease operations. Changes in governing law, regulations or regulatory practices could impose additional costs on the Company or adversely affect the ability to obtain deposits or make loans and thereby hurt revenues and profitability.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

As of December 31, 2006, the Company's principal office is located in a building owned and also occupied by MTSB in Quincy, Illinois. Each of the Company's subsidiary banks operates from a main office, branch locations, and other offices in their respective communities. In the aggregate, the Company's banks have seven main offices, fifteen full-service branch locations and three other offices.

On August 24, 2006, MTSB entered into a Construction Agreement to build a $12.4 million banking facility in Quincy, Illinois. Construction began in October 2006 and is expected to be completed within one year. Of the total commitment of $12.4 million, approximately $2.4 million had been expended as of December 31, 2006.

The banks own all of their main offices, branches and other locations, except for one main bank, five branches and two other offices that are leased. All of the leases have initial and/or renewal terms that the Company's management deems adequate to accommodate its present business plans for such locations. The total net book value of the Company's and subsidiary banks' investment in premises and equipment was $25.1 million as of December 31, 2006, and $18.2 million as of December 31, 2005. The increase in such investment is the result primarily of the acquisition of Royal Palm in November 2006, and the partial construction of MTSB's new facility as of December 31, 2006.

**Item 3. Legal Proceedings**

The Company and its subsidiary banks are involved in various legal actions arising from ordinary business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial statements or business.

**Item 4. Submission of Matters to a Vote of Security Holders**

No matters were submitted to a vote of security holders during the fourth quarter of 2006.

**Item 4A. Executive Officers of Registrant**

The following information is provided for the Company's executive officers as of January 1, 2007. Messrs. Dugan and Awerkamp are also directors of the Company. The executive officers are elected annually by the Board of Directors.

Dan S. Dugan, age 66, has served as the Chairman, President and Chief Executive Officer of the Company since 1983 and Chairman of MTSB since 1980. Mr. Dugan served as President and CEO of MTSB from 1980 to 2005. Mr. Dugan has served as a director of the Company since 1983. He also serves as a director of each of the Company's subsidiaries, MTSB, Marine Bank, Perry, Brown County, Farmers, Mid-America and Royal Palm. He also serves as director of a bank holding company in which the Company holds a minority interest, New Frontier Bancshares, Inc., which operates New Frontier Bank located in St. Charles, Missouri.

Ted T. Awerkamp, age 49, has served as Vice President and Secretary of the Company since 1994, and the President and CEO of MTSB since 2005. He served as Executive Vice President and Chief Operating Officer of MTSB from 1993 to 2005. Prior to that time, he served as Assistant Vice President and Vice President of MTSB and as President of Hamilton. Mr. Awerkamp has been a member of the Board of Directors of the Company and MTSB since 1994.

Michael P. McGrath, age 52, has served as Executive Vice President, Chief Financial Officer and Treasurer of the Company since December 2006. He served as Vice President and Treasurer of the Company from 1986 to December 2006 and a Senior Vice President and Controller of MTSB from 2002 to December 2006. From 1985 through 2002, he served as Vice President and Controller of MTSB. Prior to 1985, he was a certified public accountant with the firm of Gray Hunter Stenn LLP in Quincy, Illinois.

Daniel J. Cook, age 51, has served as Executive Vice President and Chief Investment Officer of the Company since December 2006. He served as Vice President-Investments of the Company from 2005 to December 2006 and Senior Vice President-Investments of MTSB from 2002 to December 2006. Prior to 2002, he served as Vice President-Investments for MTSB. Mr. Cook also has served as President of MII since January 2003. Before joining MTSB in 1993, Mr. Cook was Vice President-Investments of Southwest Bank of St. Louis. He coordinates investment purchases and sales, manages asset/liability allocations, and assists in formulating and executing investment policies for the Company and its subsidiary banks.

As announced by the Company on September 21, 2006, Mr. Dugan retired as President and Chief Executive Officer of the Company effective February 28, 2007, but remains Chairman of the Board and a director of MTSB, Perry, Farmers, Mid-America, Royal Palm and New Frontier. Effective March 1, 2007, Mr. Awerkamp became President and Chief Executive Officer of the Company and in January 2007 a director of Marine Bank, Brown County and Royal Palm. Mr. McGrath has been appointed Secretary of the Company, replacing Mr. Awerkamp.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock, $.42 par value per share of the Company (the "Common Stock"), the Company's only capital stock, is registered under the Securities Exchange Act of 1934 and began trading on the American Stock Exchange on February 28, 2005, under the symbol MBR. Prior to that date, the Company's shares were traded between shareholders and third parties either privately or through market makers utilizing the Over-the-Counter Bulletin Board (the "OTCBB"), a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. During such period, price information concerning trades through the OTCBB was available from the OTCBB.

Based on information obtained from the American Stock Exchange and the OTCBB, the high and low bid quotations for the Common Stock for each of the quarters of 2006 and 2005, the two last completed fiscal years of the Company, are set forth in the table below. All such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

As of December 31, 2006, there were 246 record holders of the Common Stock, which includes 44 holders whose shares are held by The Depository Trust Company, a registered clearing agency, but excludes persons or entities holding stock in nominee or street name through various banks, brokerage houses and other institutions. The exact number of beneficial owners is unknown to the Company at this time.

The Company's shareholders are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Funds for the payment of dividends by the Company are primarily obtained from dividends paid to the Company by its subsidiary banks. The Company's current policy is to pay dividends on a quarterly basis, the amount of which is determined by the Board of Directors considering the Company's capital needs and other plans at the time. At present, the Company expects that comparable cash dividends will continue to be paid in the future; however, the declaration of future dividends is in the sole discretion of the Board. There is no assurance as to future dividends because they are dependent upon earnings, general economic conditions, the financial condition of the Company and its subsidiary banks and other factors as may be appropriate in the Board's determination of dividend policy, including but not limited to, restrictions arising from federal and state banking laws and regulations to which the Company and its banks are subject.

In February 2006, the Company announced a new dividend policy. Subject to the Board of Directors' ongoing assessment of the Company's financial performance and capital needs, the Company intends to make four equal quarterly dividend payments. Formerly, the Company made three small quarterly payments and a larger, special year-end dividend, the amount of which was based on the Company's net income for the entire year.

For the fiscal years 2006 and 2005, the dollar amount of the dividends paid per share of Common Stock are set forth on the table below. All per share amounts have been restated to reflect the three-for-one stock split in June 2006.

| | Price Range | | Cash Dividends |
|---|---|---|---|
| **2006** | **High($)** | **Low($)** | **Declared Per Share ($)** |
| 1st Quarter | 24.00 | 19.34 | .08 |
| 2nd Quarter | 22.84 | 21.17 | .08 |
| 3rd Quarter | 22.50 | 21.50 | .08 |
| 4th Quarter | 22.62 | 21.50 | .08 |
| **2005** | | | |
| 1st Quarter | 20.00 | 18.50 | .02 |
| 2nd Quarter | 19.33 | 18.50 | .02 |
| 3rd Quarter | 20.33 | 18.75 | .02 |
| 4th Quarter | 19.75 | 19.18 | .24 |

There were the following issuer purchases of equity securities (i.e., the Company's common stock) during the three months ended December 31, 2006:

| Fourth Quarter 2006 Calendar Month | Total Number of Shares Purchased (1) | Average Price Paid per Share (1) | | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2) | Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (3) | |
|---|---|---|---|---|---|---|
| October | 2,000 | $ | 21.80 | 2,000 | $ | 9,065,543 |
| November | — | $ | — | — | $ | 9,065,543 |
| December | 12,000 | $ | 22.35 | 12,000 | $ | 8,797,343 |
| Total | 14,000 | $ | 22.27 | 14,000 | | |

(1) The total number of shares purchased and the average price paid per share include, in addition to other purchases, shares purchased in the open market and through privately negotiated transactions by the Company's 401(k) Profit Sharing Plan. For the months indicated, there were no shares purchased by the Plan.

(2) Includes only those shares that were repurchased under the Company's publicly announced stock repurchase program, i.e. the $10 million stock repurchase program approved by the Board on August 15, 2005 and announced on August 17, 2005 (the "2005 Repurchase Program"). Does not include shares purchased by the Company's 401(k) Profit Sharing Plan.

(3) Dollar amount of repurchase authority remaining at month-end under the 2005 Repurchase Program, the Company's only publicly announced repurchase program in effect at such dates. The 2005 Repurchase Program is limited to 589,104 shares (10% of the number of outstanding shares on the date the Board approved the program, adjusted to reflect the three-for-one stock split in June 2006), subject to adjustment, but not to exceed $10 million in repurchases.

In February 2006, the Company's Board of Directors approved early termination of its Shareholder Rights Plan and redemption of the rights related to the Plan. The Board determined that the Plan had served the purpose for which it was originally implemented, to provide a measure of protection for stockholders against hostile takeover attempts by an unaffiliated person or group that might attempt to gain control of the Company without providing all stockholders with consideration for the full value of their holdings. The Board further believes that the current premium to book value at which the Company's shares trade has substantially reduced its vulnerability to under-priced takeover attempts. As part of the termination and in accordance with the Plan, the Company redeemed the rights held by existing shareholders. Each right had a cash redemption value of two tenths of one cent ($0.002), and shareholders held one right for each share of stock they owned.

## Company Performance

Set forth below is a line graph comparing the cumulative total stockholder return on the Company's common stock over an approximately 22 month period ending on December 31, 2006, with the cumulative total return on the S&P 500 Regional Banks Index and the Russell 2000 Index over the same period, assuming the investment of $100 in each on February 28, 2005, the first date the Company's common stock was registered with the Securities and Exchange Commission and listed for trading on the American Stock Exchange, and the reinvestment of all dividends.



Comparison of Cumulative Total Return
$125
$120
$115
$110
$105
$100
$95
$90
$85
$80
$75
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Mercantile Bancorp, Inc.
S&P 500 Regional Banks Index
Russell 2000 Index


| Company/Index | Base Period Feb-05 | Mar-05 | Apr-05 | May-05 | Jun-05 | Jul-05 | Aug-05 | Sep-05 | Oct-05 | Nov-05 | Dec-05 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Mercantile Bancorp, Inc. | $ 100.00 | $103.11 | $ 100.89 | $ 98.67 | $ 100.45 | $ 101.33 | $ 105.78 | $ 104.89 | $ 103.59 | $ 104.44 | $ 104.00 |
| S&P 500 Regional Banks Index | $ 100.00 | $ 98.99 | $ 100.28 | $ 100.90 | $ 100.79 | $ 103.58 | $ 101.05 | $ 96.87 | $ 100.02 | $ 102.40 | $ 101.07 |
| Russell 2000 Index | $ 100.00 | $ 97.00 | $ 91.38 | $ 97.26 | $ 100.88 | $ 107.21 | $ 105.12 | $ 105.32 | $ 101.98 | $ 106.82 | $ 106.18 |

| Company/Index | Jan-06 | Feb-06 | Mar-06 | Apr-06 | May-06 | Jun-06 | Jul-06 | Aug-06 | Sep-06 | Oct-06 | Nov-06 | Dec-06 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Mercantile Bancorp, Inc. | $117.33 | $ 115.91 | $121.78 | $ 117.33 | $ 113.96 | $ 118.93 | $ 116.27 | $ 116.48 | $ 116.27 | $ 116.80 | $ 117.60 | $ 118.67 |
| S&P 500 Regional Banks Index | $100.83 | $ 103.97 | $104.39 | $ 109.67 | $ 105.67 | $ 105.17 | $ 107.88 | $ 106.91 | $ 108.73 | $ 109.62 | $ 108.59 | $ 112.03 |
| Russell 2000 Index | $115.64 | $ 115.23 | $120.67 | $ 120.58 | $ 113.71 | $ 114.29 | $ 110.49 | $ 113.64 | $ 114.44 | $ 120.94 | $ 123.98 | $ 124.22 |

## Item 6. Selected Financial Data

The following selected financial data for each of the five years in the period ended December 31, 2006, have been derived from Mercantile Bancorp, Inc.'s annual consolidated financial statements. The financial data for each of the three years in the period ended December 31, 2006, appears elsewhere in this report. This financial data should be read in conjunction with the financial statements and the related notes thereto appearing in this report.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (dollars in thousands, except per share data) | | | | |
| **BALANCE SHEET ITEMS** | | | | | |
| Securities | $ 188,579 | $ 165,066 | $ 173,371 | $ 185,093 | $ 154,375 |
| Loans held for sale | 1,660 | 3,635 | 3,367 | 4,619 | 25,470 |
| Loans | 1,031,656 | 857,648 | 768,722 | 637,937 | 582,682 |
| Allowance for loan losses | 10,613 | 8,082 | 7,115 | 5,830 | 4,941 |
| Total assets | 1,422,827 | 1,137,824 | 1,040,553 | 906,160 | 832,924 |
| Total deposits | 1,166,814 | 946,129 | 873,427 | 758,183 | 684,154 |
| Short-term borrowings | 26,338 | 32,587 | 21,385 | 14,367 | 19,400 |
| Long-term debt | 107,249 | 51,720 | 49,758 | 48,185 | 49,137 |
| Minority interest | 9,198 | 7,561 | 3,438 | 263 | 407 |
| Stockholders' equity | 100,658 | 91,488 | 85,982 | 80,034 | 74,860 |
| **RESULTS OF OPERATIONS** | | | | | |
| Interest and dividend income | $ 76,150 | $ 59,780 | $ 49,786 | $ 46,201 | $ 47,694 |
| Interest expense | 38,414 | 24,338 | 17,993 | 17,740 | 20,223 |
| Net interest income | 37,736 | 35,442 | 31,793 | 28,461 | 27,471 |
| Provision for loan losses | 3,914 | 2,368 | 1,746 | 2,487 | 3,906 |
| Noninterest income | 13,930 | 8,547 | 7,857 | 8,519 | 8,974 |
| Noninterest expense | 31,616 | 27,817 | 25,878 | 22,986 | 22,238 |
| Minority interest | 792 | 648 | 151 | 43 | 42 |
| Provision for income taxes | 5,025 | 3,652 | 3,557 | 3,153 | 2,707 |
| Net income | 10,319 | 9,504 | 8,318 | 8,311 | 7,552 |
| **CAPITAL RATIOS** | | | | | |
| Total capital to risk-weighted assets | 10.92% | 11.75% | 10.42% | 11.70% | 10.80% |
| Tier 1 capital to risk-weighted assets | 9.70% | 10.88% | 9.55% | 10.80% | 10.00% |
| Tier 1 capital to average assets | 8.09% | 9.00% | 7.49% | 8.00% | 7.90% |
| **PER SHARE DATA** | | | | | |
| Basic earnings per share (1) | $ 1.76 | $ 1.62 | $ 1.41 | $ 1.41 | $ 1.38 |
| Cash dividends | 0.32 | 0.30 | 0.25 | 0.23 | 0.21 |
| Book value | 17.26 | 15.64 | 14.60 | 13.59 | 12.71 |
| **OTHER INFORMATION** | | | | | |
| Return on average assets | 0.85% | 0.88% | 0.83% | 0.95% | 0.95% |
| Return on average equity | 10.84% | 10.59% | 9.98% | 10.52% | 10.72% |
| Dividend payout ratio | 18.18% | 18.56% | 17.45% | 16.31% | 16.10% |
| Net interest margin | 3.38% | 3.55% | 3.43% | 3.50% | 3.72% |
| Average stockholders' equity to average assets | 7.87% | 8.33% | 8.34% | 9.00% | 8.87% |
| Allowance for loan losses as a percentage of total loans | 1.03% | 0.94% | 0.92% | 0.91% | 0.81% |
| Full service offices | 22 | 18 | 19 | 18 | 17 |

(1) In January 2006, the Company's Board of Directors approved a three-for-one stock split. Share and per share data in the selected consolidated financial information have been retroactively restated for the stock split as if it occurred on January 1, 2002.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following is management's discussion and analysis of the financial condition and results of operations of Mercantile Bancorp, Inc. for the years ended December 31, 2006, 2005, and 2004. It should be read in conjunction with "Business," "Selected Financial Data," the consolidated financial statements and the related notes to the consolidated financial statements.

### *Forward-Looking Statements*

This document, including information incorporated by reference, contains "forward-looking statements" (as that term is defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements may be identified by the use of such words as: "believe", "expect", "anticipate", "intend", "plan", "estimate", or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may."

Examples of forward-looking statements include, but are not limited to, estimates or projections with respect to our future financial condition, results of operations or business, such as:

- projections of revenues, income, earnings per share, capital expenditures, assets, liabilities, dividends, capital structure, or other financial items;
- descriptions of plans or objectives of management for future operations, products, or services, including pending acquisition transactions;
- forecasts of future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

By their nature, forward-looking statements are subject to risks and uncertainties. There are a number of factors, many of which are beyond our control, that could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements.

Factors which could cause or contribute to such differences include but are not limited to:

- general business and economic conditions on both a regional and national level;
- worldwide political and social unrest, including acts of war and terrorism;
- increased competition in the products and services we offer and the markets in which we conduct our business;
- the interest rate environment;
- fluctuations in the capital markets, which may directly or indirectly affect our asset portfolio;
- legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;
- technological changes, including the impact of the Internet;
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; and
- accounting principles, policies, practices or guidelines.

Any forward-looking statements made in this report or incorporated by reference in this report are made as of the date of this report, and, except as required by applicable law, we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on these statements.

***Overview***

*General*

Mercantile Bancorp, Inc. is a seven-bank holding company headquartered in Quincy, Illinois with 25 banking facilities (22 full service offices, 1 stand-alone drive-up facility and 2 mortgage banking facilities) serving 18 communities located throughout west-central Illinois, northern Missouri, eastern Kansas and southwestern Florida. In addition to the seven banks included in its consolidated group, the Company has minority interests in eight other banking organizations located in Missouri, Georgia, Tennessee, North Carolina and Florida. The Company is focused on meeting the financial needs of its markets by offering competitive financial products, services and technologies. It is engaged in retail, commercial and agricultural banking and its core products include loans, deposits, trust and investment management.

In December 2005, the Company announced plans to consolidate its six Illinois bank affiliates from six separately chartered banks to three. The plan called for combining Security State Bank of Hamilton ("Hamilton") and State Bank of Augusta ("Augusta") with and into Marine Bank, and Golden State Bank ("Golden") with and into Brown County. The consolidation of Golden with and into Brown County was completed in July 2006 and the consolidation of Hamilton and Augusta with and into Marine Bank was completed in November 2006. The mergers of the banks were accounted for using a treatment similar to the pooling of interest method of accounting. The Company expects these mergers to improve efficiencies in its operations through reductions in administrative, regulatory and compliance costs, which in turn will allow the Company to devote greater resources to providing quality products and customer service.

On November 10, 2006, the Company completed the acquisition of 100% of the outstanding common stock of Royal Palm in a cash transaction valued at $42.8 million. Royal Palm has three locations in southwest Florida including Naples, Marco Island and Fort Myers. At the date of acquisition, Royal Palm had total assets of $187.7 million, loans of $123.0 million and deposits of $138.9 million.

In January 2006, Heartland opened a mortgage banking operation in a leased facility in Prairie Village, Kansas, a suburb of Kansas City, Kansas, and in December 2006 a full-service branch bank in a leased facility in Kansas City, Missouri

On July 5, 2006, NorthStar Bancshares, Inc. ("NorthStar") sold its outstanding capital stock (including the Company's 19.6% equity interest) to Enterprise Financial Services Corp. ("Enterprise") of Clayton, Missouri in a cash and stock transaction. The agreement entitled the Company to receive, for each of its 228,392 shares of NorthStar, $5.895 in cash and .918 share of Enterprise common stock, less .231 share of Enterprise placed in escrow as a reserve against potential losses incurred by Enterprise resulting from certain NorthStar loans as well as breach of contract by NorthStar ("the contingency"). The balance of the Company's equity method investment and related unamortized core deposit intangible totaled approximately $3.9 million as of the date of the sale. The Company received approximately $1.3 million in cash and 156,964 shares of Enterprise, valued at approximately $4.0 million. In addition, 52,759 shares of Enterprise, valued at approximately $1.4 million, were placed in escrow and allocated to the Company. The Company will not recognize the gain on the shares in escrow until the contingency is resolved. The amount of the cash and value of Enterprise stock received in the transaction, excluding the stock placed in escrow, in excess of the unamortized cost totaled approximately $1.5 million and was recorded as a gain. The Enterprise stock received represents approximately 1.4% of the outstanding common stock of Enterprise and was recorded as an available-for-sale investment of the Company. Enterprise stock is publicly traded on the NASDAQ exchange under the symbol "EFSC".

On November 1, 2006, GBC Bancorp, Inc. ("GBC"), in which the Company owned a 5.0% equity interest, merged with First Charter Corporation ("First Charter") of Charlotte, North Carolina in a cash and stock transaction. The agreement entitled the Company to receive, for each of its 82,460 shares of GBC, $47.74 in cash or 1.989 shares of First Charter common stock. The Company elected the stock option and received 164,012 shares of First Charter, valued at approximately $4.0 million. The balance of the Company's cost method investment totaled approximately $1.2 million as of the date of the sale, resulting in a gain of approximately $2.8 million. The First Charter stock received represents approximately 0.5% of the outstanding common stock of First Charter and was recorded as an available-for-sale investment of the Company. First Charter stock is publicly traded on the NASDAQ exchange under the symbol "FCTR".

*Our Strategy*

The Company's board of directors has adopted a strategic plan calling for building upon the Company's successful track record in its market areas by applying its business philosophies and taking advantage of the competitive opportunities management believes are presented by the underallocation of resources by larger regional banks to serve small- to medium-sized businesses effectively. The Company believes its community bank philosophy emphasizing personalized service and long-term relationships, which is generally not offered by larger competitors, will be successful in its target markets. The strategic plan is focused on significantly improving the core profitability of the franchise by emphasizing, among other things, balance sheet growth, balance sheet repositioning to increase net interest margin, cross-selling to enhance noninterest income, and maintaining strong asset quality. To monitor its effectiveness in achieving the goals of the strategic plan, the Company is focused on the following key performance indicators: earnings per share, growth in loans and total assets, net interest margin, noninterest income as a percentage of total revenue, and nonperforming loans and net charge-offs as percentages of total loans. Management believes that investments made in infrastructure, as well as the ability to offer a variety of financial services in addition to traditional loan and deposit products will allow the Company to successfully expand.

Although the strategic plan has been developed, the Company acknowledges that its goals may be difficult to achieve due to the fact that many of its competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as Bank of America, US Bank and Commerce Bank. These institutions offer some services, such as extensive and established branch networks and trust services that the Company either does not provide, or does not provide to the same extent as these other institutions. In addition, many non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Other concerns that could produce a negative impact on profitability include unanticipated fluctuations in interest rates, reductions in loan volume, decline in asset quality, inability to attract and retain experienced bank management and deteriorating economic conditions.

*Improving Core Profitability*

The strategic plan is focused on improving the core profitability of the franchise, specifically as measured by earnings per share. Earnings per share for the years ended December 31, 2006, 2005, and 2004 were $1.76, $1.62, and $1.41, respectively. Management believes that the improvement in profitability and earnings per share will be accomplished through the following initiatives.

*Growth*

The Company's primary objective has been to grow the organization in the markets it currently serves, which are predominantly rural communities. However, the Company also is engaged in an effort to diversify its business by expanding into urban areas that are not so dependent on the agricultural economy. In this regard, the Company has acquired equity interests in several banking organizations located in larger cities or suburban communities near larger cities. In 2006, the Company entered the high-growth market in southwest Florida with its purchase of 100% of the outstanding common stock of Royal Palm Bancshares, Inc. in Naples, Florida.

The Company has further pursued diversification over the past several years by acquiring minority equity interests in de novo (startup) or relatively new banks located in or near larger metropolitan areas such as New Frontier Bancshares, Inc. in St. Charles, Missouri (a suburb of St. Louis), NorthStar Bancshares, Inc. in Liberty, Missouri (a suburb of Kansas City), Integrity Bank in Jupiter, Florida (located near West Palm Beach), GBC Bancorp, Inc. in Lawrenceville, Georgia (a suburb of Atlanta), Premier Bancshares, Inc. in Jefferson City, Missouri, Premier Community Bank of the Emerald Coast in Crestview, Florida (located on the Gulf Coast in the Florida panhandle), Paragon National Bank in Memphis, Tennessee and Integrity Bancshares, Inc. in Alpharetta, Georgia (a suburb of Atlanta). Management feels that these investments offer the Company excellent potential for growth in value, as they are located in more densely populated, higher growth areas.

The Company's goal in purchasing minority interest positions in banks with high-growth potential is to either acquire controlling interest at some point in the future, or to realize gains on the sale of the investments. This strategy produced excellent results in 2006, as the Company sold two of its investments, NorthStar and GBC. These sales created significant gains in 2006 and resulted in the Company's acquisition of stock in two other bank holding companies as partial consideration for the sales. The Company's shares of NorthStar were partially exchanged for shares of Enterprise Financial Services, Inc. of Clayton, Missouri (a suburb of St. Louis), while the GBC stock was exchanged for shares in First Charter Corporation of Charlotte, North Carolina. Both Enterprise and First Charter meet the Company's criteria of well-managed banks in high-growth markets, and offer further potential for the Company to realize gains on these holdings.

The Company's total assets have grown from $832.9 million at December 31, 2002 to $1.4 billion at December 31, 2006. The Company believes that as it continues to grow it will be able to take advantage of the economies of scale typically enjoyed by larger organizations. For example, most large institutions have a lower efficiency ratio than do community banks. The Company's mergers of its Illinois banks, from six separate charters to three, is expected to improve efficiencies through reduction of overhead costs. Management feels that the investments made in infrastructure and product offerings are sufficient to support a much larger organization, and thus increases in noninterest expenses going forward should be lower than its proportional increase in assets and revenues. The effect of these trends going forward should have a positive impact on profitability.

*Balance Sheet Repositioning*

Although the Company has been successful in developing business in its markets in west-central Illinois and northeast Missouri, management feels that the potential for continued growth in these areas is not as strong as urban and suburban areas that are less dependent upon the agricultural economy, and as a result, has pursued diversification over the past several years by acquiring equity interests in banks located in or near larger metropolitan areas. In addition, the Company has utilized the relationships established with these banks to purchase commercial, residential real estate and commercial real estate loan participations, which serves to increase the volume of loans as well as diversifying the geographic concentration in the loan portfolio. The Company believes that by expanding beyond its traditional markets, it will have the opportunity to improve the proportion of loans on the balance sheet relative to earning assets. With continued emphasis on loan growth as well as opportunities to restructure liabilities to reduce the cost of funds, the Company expects to see an increase in net interest margin that would result in a higher level of profitability. In order to achieve the increase in net interest margin, management focuses on increasing average loans as a percentage of total assets, average earning assets as a percentage of total assets, and average earning assets as a percentage of interest-bearing liabilities. The Company's average loans to total assets increased from 74.9% as of December 31, 2005 to 75.0% as of December 31, 2006. However, average earning assets to total assets decreased slightly from 92.6% as of December 31, 2005 to 92.3% as of December 31, 2006 and average earning assets to interest-bearing liabilities decreased slightly from 113.2% as of December 31, 2005 to 112.3% as of December 31, 2006. These decreases in the earning asset ratios in 2006 were primarily attributable to the Company's acquisition of Royal Palm, resulting in an increase in goodwill of $26.6 million, as well as the addition of $6.9 million of premises and equipment, largely due to the Royal Palm acquisition and the partial construction of a new banking center at MTSB.

*Increase Cross-Selling*

In addition to enhancing noninterest income, the Company believes its residential mortgage banking and trust and investment management departments will continue to provide substantial opportunities to cross-sell among the client bases of the different lines of business. The Company has been successful in cross-selling loan and deposit products to mortgage banking and trust customers, as well as selling trust and investment management products to existing bank customers. To build on this success, management has instituted training programs to further enhance cross-selling efforts and continue to develop ways to create incentives for employees to cross-sell services. The Company's goal is to generate noninterest income of 10% to 20% of total revenue. Noninterest income to total revenue was 15.5% for the year ended December 31, 2006 and 12.5% for the year ended December 31, 2005.

In January 2005, MTSB hired a new trust officer who is operating out of an office located in the New Frontier facility in St. Charles, Missouri. Management believes that this is an opportunity to increase noninterest income by providing trust services, as well as cross-selling other bank products, to a larger and rapidly growing market, and that the commitment to high-quality, personalized service will enable the Company to compete effectively with existing providers in the area. As of December 31, 2006, this office has generated approximately $9.5 million in assets under management and in custodial accounts. Additionally, marketing efforts targeted at area lawyers and estate planning professionals have created the potential for increased estate and trust fees in the future. In March 2007, MTSB hired a second trust officer for the St. Charles office in order to meet the demand for wealth management services in this high-growth area.

During 2005, Farmers entered into employment contracts with five licensed securities brokers based at the St. Joseph, Missouri banking facility to provide, on behalf of the bank, personal financial advisory services, including the sale of non-deposit investment products through a national securities clearing house. During 2006, Heartland entered into a similar arrangement with a broker based out of its Prairie Village, Kansas banking facility. Compensation for each broker is based on a percentage of the commissions generated on the sale of the investment securities. In addition, the banks have entered into advanced compensation agreements with the brokers, whereby the bank prepays commissions in three installments over a period of six years for Farmers, and in a one-time payment for Heartland. The banks have recorded payments made under the agreements totaling approximately $1.2 million in "other assets", which is being amortized to other noninterest expense as earned. The brokers are responsible for repayment of a proportionate share of the advance if the brokers are no longer employed by the bank during any period for which an advanced payment was made. Additional advanced compensation payments will be approximately $375 thousand in 2008 and 2011. Management is confident that this strategy of employing experienced brokers with an existing customer base will be a significant source of fee income from the brokerage operation, as well as providing an excellent opportunity to cross-sell the brokerage customers into other banking products and services. In 2006, its first full year, the brokerage operation at Farmers generated revenue of $720 thousand, compared to $58 thousand in 2005. Heartland's brokerage operation was established late in 2006, and generated revenue of only $30 thousand for the year. Management feels that brokerage fee income will continue to grow, and is exploring opportunities to establish brokerage operations at the Company's other subsidiaries.

*Asset Quality*

The Company has placed great emphasis on maintaining strong asset quality. In addition to the use of traditional credit measures, a quarterly review of each subsidiary bank's loan portfolio is performed by a team of employees independent of the lending function to assist in strengthening the credit review process and setting performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. The results of this continued focus on asset quality are evidenced by the non-performing loans and non-performing other assets ratio of .65% as of December 31, 2006 and .64% as of December 31, 2005. The slight increase in this ratio in 2006 was due to the acquisition of Royal Palm, which had $2.7 million in non-accrual loans at December 31, 2006. Management is confident that these loans can be monitored to prevent further deterioration of credit quality, and that the non-performing asset ratio will trend downward. Net charge-offs to average total loans were .34% for the year ended December 31, 2006 and .17% for the year ended December 31, 2005. The increase in the net charge-off ratio in 2006 was due to a single commercial loan of $1.5 million charged off by MTSB in December 2006.

*Results of Operations*

The Company generates the majority of its revenue from interest on loans, income from investment securities and service charges on customer accounts. These revenues are offset by interest expense paid on deposits and other borrowings and noninterest expense such as administrative and occupancy expenses. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is determined by dividing net interest income by average interest-earning assets. Interest and dividend income is the largest source of revenue, representing 85% of total revenue during 2006 and 87% of total revenue during 2005. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and margin.

The Company's net interest margin declined in 2006, primarily due to the shift in spread between long-term and short-term rates. That spread, using the 10-year Treasury note as the long-term benchmark and the federal funds target rate as short-term, was approximately 390 basis points in June 2004 when the Federal Reserve began increasing the target federal funds rate, but had dropped to approximately a negative 50 basis points by December 2006, creating an inverted yield curve. The impact of the inverted curve was a compression of net interest margin, as more assets are tied to the long end of curve, while more liabilities are tied to the short end. Rates on residential mortgage loans, in particular, remained low relative to deposit and borrowing rates. Despite this challenging rate environment, the Company was able to increase net interest income largely due to growth in the volume of earning assets (primarily loans), with the ability to take advantage of the higher rate environment also contributing to the increase. Net interest margins were 3.38%, 3.55%, and 3.43%, for the years ended December 31, 2006, 2005, and 2004, respectively.

Management believes that interest rates will remain flat through most of 2007 before a gradual decline beginning in the fourth quarter, and that the Company is positioned to take advantage of this environment. A reduction in rates should result in the yield curve returning to historical spread levels, easing the pressure on funding costs for the Company, and thereby improving net interest margins. The Company's strategy is to increase net interest income by aggressively monitoring its asset base for opportunities to improve yields, by continuing to focus on loan growth and loan and securities repricing opportunities, while monitoring liabilities to limit increases in cost of funds by considering alternative funding sources. The Company plans to continue its growth, both internally and through acquisitions, by utilizing management's underwriting and credit administration skills to generate high-quality loans. Funding for this loan growth will be provided primarily by attracting additional deposits in the Company's local markets, but alternative sources, such as brokered deposits, repurchase agreements and Federal Home Loan Bank advances, will be considered if competitive pressures drive the cost of local deposits too high.

Net income was $10.3 million, $9.5 million, and $8.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net income for the year ended December 31, 2006 increased $815 thousand or 8.6% from $9.5 million for 2005. The main factors contributing to the increase in net income in 2006 were a $2.3 million increase in net interest income and a $5.4 million increase in noninterest income, offset somewhat by a $1.5 million increase in provision for loan losses, a $3.8 million increase in noninterest expense, a $144 thousand increase in minority interest and a $1.3 million increase in provision for income taxes. Basic earnings per share were $1.76, $1.62, and $1.41 for the years ended December 31, 2006, 2005, and 2004, respectively.

*Financial Condition*

Total assets at December 31, 2006 were $1.4 billion compared with $ 1.1 billion at December 31, 2005, an increase of $285.0 million or 25.0%, primarily attributable to the acquisition of Royal Palm. Total loans, including loans held for sale, at December 31, 2006 were $1.0 billion compared with $861.3 million at December 31, 2005, an increase of $172.0 million or 20.0%. Total deposits at December 31, 2006 were $1.2 billion compared with $946.1 million at December 31, 2005, an increase of $220.7 million or 23.3%. Total stockholders' equity at December 31, 2006 was $100.7 million compared with $91.5 million at December 31, 2005, an increase of $9.2 million or 10.0%.

The Company's growth in its loan portfolio was the primary factor contributing to the increase in net income in 2006. The quality of the loan portfolio has remained strong, despite a slight increase in the ratio of non-performing loans and nonperforming other assets to total loans. The allowance for loan losses, as a percentage of total loans, increased as of December 31, 2006, compared with December 31, 2005, lessening the impact on earnings from future losses in the loan portfolio. Nonperforming loans and nonperforming other assets to total loans increased .01% to .65% of loans as of December 31, 2006 from .64% of loans as of December 31, 2005. The allowance for loan losses, as a percentage of total loans, increased to 1.03% as of December 31, 2006 from .94% as of December 31, 2005. The provision for loan losses increased $1.5 million to $3.9 million for 2006 from $2.4 million for 2005. Interest rate risk exposure is actively managed and relatively low, and the Company believes it will be able to effectively respond to changes in the interest rate environment in order to enhance net interest margin.

*Capital*

As of December 31, 2006 and 2005, the Company and each of its subsidiary banks was categorized as well-capitalized under the capital adequacy guidelines established by the bank regulatory agencies. It is management's opinion that the healthy capital base, as evidenced by the well-capitalized positions of each of the subsidiaries, puts the Company in excellent position to take advantage of future growth and acquisition opportunities.

*Return on Equity and Assets*

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Return on assets (net income divided by average total assets) | 0.85% | 0.88% | 0.83% |
| Return on equity (net income divided by average equity) | 10.84% | 10.59% | 9.98% |
| Dividend payout ratio (dividends per share divided by net income per share) | 18.18% | 18.56% | 17.45% |
| Equity to assets ratio (average equity divided by average total assets) | 7.87% | 8.33% | 8.34% |

*Summary of Banking Subsidiaries and Cost and Equity Method Investments*

The Company's consolidated income is generated primarily by the financial services activities of its subsidiaries. Since the Company was established in 1983, it has acquired six wholly owned banks, one majority-owned bank, and minority interests in eight other unconsolidated banking organizations. The following table illustrates the amounts of net income contributed by each of the consolidated subsidiaries (on a pre-consolidation basis) since January 1, 2004, less purchase accounting adjustments.

| Subsidiary | Date Acquired | 12/31/06 Ownership Percentage | Pre-consolidated Net Income | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | 2006 | | 2005 | | 2004 | |
| | | | (dollars in thousands) | | | | | |
| Mercantile Trust & Savings Bank | 4/15/83 | 100.00% | $ 5,571 | 49.9% | $ 5,849 | 49.7% | $ 4,578 | 50.3% |
| Marine Bank & Trust | 4/02/91 | 100.00% | 1,563 | 14.0% | 1,777 | 15.1% | 1,750 | 19.3% |
| Perry State Bank | 10/04/94 | 100.00% | 1,601 | 14.3% | 1,441 | 12.2% | 1,074 | 11.8% |
| Brown County State Bank | 12/07/97 | 100.00% | 882 | 7.9% | 948 | 8.0% | 833 | 9.2% |
| Farmers State Bank of Northern Missouri | 10/4/99 | 100.00% | (246) | (2.2)% | 358 | 3.0% | 600 | 6.6% |
| Mid America Bancorp, Inc. | 2/28/05 | 52.73% | 1,655 | 14.8% | 1,407 | 12.0% | 249 | 2.8% |
| Royal Palm Bancorp, Inc. | 11/10/06 | 100.00% | 148 | 1.3% | — | 0.0% | — | 0.00% |
| Total | | | $ 11,174 | 100.0% | $ 11,780 | 100.0% | $ 9,084 | 100.0% |

During 2006, Mid-America issued a total of 8,002 shares of its common stock to minority shareholders, resulting in the Company's percentage ownership of Mid-America decreasing to 52.7% as of December 31, 2006 from 55.6% as of December 31, 2005.

The following table details the Company's equity method investments in common stock of other banking organizations that are not consolidated with the Company:

| | (1) New Frontier Bancshares, Inc. | |
|---|---|---|
| **Date** | **Number of Shares** | **Cost** |
| | (dollars in thousands) | |
| 7/10/00 | 12,000 | $ 1,320 |
| 10/09/01 | | |
| 2/01/02 | | |
| 8/27/02 | 2,300 | 300 |
| 1/03/03 | 4,100 | 500 |
| 5/08/03 | 3,600 | 450 |
| 6/23/03 | 3,396 | 424 |
| 7/02/03 | | |
| 8/29/03 | | |
| 10/17/03 | | |
| 12/22/03 | | |
| 1/13/05 | 3,937 | 984 |
| 6/01/05 | | |
| 8/10/05 | 3,314 | 829 |
| Original Cost (2) | | $ 4,807 |
| Carrying value as of 12/31/06 | 32,647 | $ 4,119 |
| Ownership Percentage as of 12/31/06 | 36.8% | |

(1) New Frontier Bancshares, Inc. is a privately held bank holding company located in St. Charles, Missouri, with total assets of $153,797 as of December 31, 2006.

(2) Includes gross core deposit intangibles.

The following table details the Company's cost method investments in common stock of other banking organizations that are not consolidated with the Company:

| Date | (1) Premier Community Bank of the Emerald Coast | | (2) Integrity Bank | | (3) Premier Bancshares, Inc. | |
|---|---|---|---|---|---|---|
| | Number of Shares | Cost | Number of Shares | Cost | Number of Shares | Cost |
| | | | (dollars in thousands) | | | |
| 12/02/03 | | | 69,500 | $ 695 | | |
| 11/29/05 | | | | | 50,000 | $ 1,000 |
| 12/14/05 | | | | | 25,000 | 500 |
| 06/21/06 | 99,500 | $ 995 | | | | |
| Total as of 12/31/06 | 99,500 | $ 995 | 69,500 | $ 695 | 75,000 | $ 1,500 |
| Ownership Percentage as of 12/31/06 | 4.98% | | 5.0% | | 0.7% | |

(1) Premier Community Bank of the Emerald Coast is a publicly held bank holding company located in Crestview, Florida, with total assets of $32.0 million as of December 31, 2006.

(2) Integrity Bank is a privately held bank located in Jupiter, Florida with total assets of $105.8 million as of December 31, 2006.

(3) Premier Bancshares, Inc. is a privately held bank holding company located in Jefferson City, Missouri, with total assets of $1.2 billion as of December 31, 2006.

### *Critical Accounting Policies*

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the years ended December 31, 2006 and 2005. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses – The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral–dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of the exposures. The estimates are based upon the Company's evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

***Revenue Recognition***

Income on interest-earning assets is accrued based on the effective yield of the underlying financial instruments. A loan is considered to be impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due. The accrual of interest income on impaired loans is discontinued when there is reasonable doubt as to the borrower's ability to meet contractual payments of interest or principal.

Income recognized on service charges, trust fees, commissions, and loan gains is recognized based on contractual terms and are accrued based on estimates, or are recognized as transactions occur or services are provided. Income from the servicing of sold loans is recognized based on estimated asset valuations and transaction volumes. While these estimates and assumptions may be considered complex, the Company has implemented controls and processes to ensure the reasonableness of these accruals.

***Effect of Inflation***

The effect of inflation on a financial institution differs significantly from the effect on an industrial company. While a financial institution's operating expenses, particularly salary and employee benefits, are affected by general inflation, the asset and liability structure of a financial institution consists largely of monetary items. Monetary items, such as cash, loans and deposits, are those assets and liabilities that are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates have a more significant impact on a financial institution's performance than does general inflation. For additional information regarding interest rates and changes in net interest income see "Selected Statistical Information."

***Results of Operations***

*Summary*

***2006 versus 2005.*** The Company reported net income of $10.3 million for the year ended December 31, 2006, an increase of $815 thousand or 8.6% from $9.5 million for 2005. Basic earnings per share for the year ended December 31, 2006 increased to $1.76 from $1.62 in 2005. The main factors contributing to the increase in net income in 2006 were an increase in net interest income of $2.3 million and an increase in noninterest income of $5.4 million, offset somewhat by an increase in provision for loan losses of $1.5 million, an increase in noninterest expense of $3.8 million, an increase in minority interest of $144 thousand and an increase in provision for income taxes of $1.3 million.

The 2006 increase in net interest income of $2.3 million was the result of an increase in interest and dividend income of $16.4 million, partially offset by an increase in interest expense of $14.1 million. The increase in net interest income was due to growth in interest-earning assets, primarily loans, as well as improved yields resulting from the higher interest rate environment in 2006 compared to 2005. The net interest margin decreased to 3.38% for the year ended December 31, 2006 compared to 3.55% for 2005, primarily due to the impact of the inverted yield curve causing rates on interest-bearing liabilities to rise faster than yields on interest-earning assets. Management believes that interest rates will remain flat through most of 2007 before a gradual decline beginning in the fourth quarter, which should ease the pressure on funding costs and improve net interest margin.

The 2006 increase in provision for loan losses of $1.5 million was attributable to an increase of $1.7 million in net charge-offs in 2006. The additional charge-offs in 2006 were largely the result of MTSB charging off $1.5 million of a commercial loan to a construction contractor whose business failed in 2006. The ratio of non-performing loans to total loans increased to .62% as of December 31, 2006, compared to .58% as of December 31, 2005. The increase in non-performing loans was primarily due to the November 2006 acquisition of Royal Palm, which has several non-accrual loans that management expects to collect without incurring any losses. Management feels that it has adequately reserved for any potential losses in the loan portfolio, and expects both charge-offs and the ratio of non-performing loans to total loans to trend downward. This expectation is due to healthy economies showing signs of continued growth in the Company's market areas, and the Company's ability to utilize its underwriting and credit administration skills to generate high-quality loans.

The 2006 increase in noninterest income of $5.4 million was primarily due to increases in fiduciary activities of $281 thousand, brokerage fees of $690 thousand and net gains on sales of equity and cost method investments of $4.3 million. The increase in fiduciary activities was due to growth in assets under management of the Company's trust departments from $458 million as of December 31, 2005 to $526 million as of December 31, 2006, with most of that growth coming from institutional and employee benefit accounts. The increase in brokerage fees was primarily attributable to expansion of the brokerage operation established at Farmers in 2005. The increase in net gains on sales of equity and cost method investments was due to the 2006 sales of the Company's interests in NorthStar Bancshares, Inc. and GBC Bancorp, Inc. In July 2006, the Company received approximately $1.3 million in cash and 156,964 shares of Enterprise Financial Services, Inc. common stock, valued at approximately $4.0 million, in exchange for its 19.6% equity interest in NorthStar. The unamortized cost of the NorthStar investment at the date of sale was approximately $2.8 million, resulting in a gain of approximately $1.5 million. In November 2006, the Company received 164,012 shares of First Charter Corporation common stock, valued at approximately $4.0 million, in exchange for its 5.0% equity interest in GBC. The unamortized cost of the GBC investment at the date of sale was approximately $1.2 million, resulting in a gain of approximately $2.8 million.

The 2006 increase in noninterest expense of $3.8 million was largely due to increases in salaries and employee benefits of $2.3 million, professional fees of $421 thousand, and other noninterest expense of $918 thousand. The increase in salaries and employee benefits was due to cost of living adjustments, the November 2006 acquisition of Royal Palm, additional expense due to Farmer's brokerage division operating for the full year in 2006, increased staffing at Heartland due to the opening of two branches in 2006, and increased employee medical insurance expense. The increase in professional fees was primarily attributable to expanded investor relations efforts, consulting fees related to the consideration of acquisition opportunities, and the consolidation of the Company's Illinois subsidiaries from six separately chartered banks to three. The increase in other noninterest expense was primarily due to the November 2006 acquisition of Royal Palm, growth at Heartland and the settlement of a lawsuit related to the brokerage operation at Farmer's branch in St. Joseph, Missouri.

The 2006 increase in minority interest of $144 thousand was attributable to the improvement in Mid-America's pre-consolidated net income, which increased from $1.4 million in 2005 to $1.7 million in 2006.

The 2006 increase in provision for income taxes of $1.3 million was primarily due to an increase in net income before taxes plus the effect of a nonrecurring credit to income tax expense in 2005 due to increasing the effective tax rate utilized to inventory deferred tax assets of Mid-America. This credit resulted in an effective tax rate of 32.7% for 2006 compared to 27.8% for 2005.

The Company's return on average assets was .85%, .88%, and .83% for the years ended December 31, 2006, 2005, and 2004, respectively, and return on average equity was 10.84%, 10.59%, and 9.98% for the years ended December 31, 2006, 2005, and 2004, respectively.

***2005 versus 2004.*** The Company reported net income of $9.5 million for the year ended December 31, 2005, an increase of $1.2 million or 14.4% from $8.3 million for 2004. Basic earnings per share for the year ended December 31, 2005 increased to $1.62 from $1.41 in 2004. The main factors contributing to the increase in net income in 2005 were an increase in net interest income of $3.6 million and an increase in noninterest income of $690 thousand, offset somewhat by an increase in provision for loan losses of $622 thousand, an increase in noninterest expense of $1.9 million, an increase in minority interest of $497 thousand and an increase in provision for income taxes of $95 thousand.

The 2005 increase in net interest income of $3.6 million was the result of an increase in interest and dividend income of $10.0 million, partially offset by an increase in interest expense of $6.4 million. The increase in net interest income was largely due to growth in interest-earning assets, primarily loans. However, the Company also benefited from the higher interest rate environment created when the Federal Reserve began increasing rates in June 2004. The net interest margin increased to 3.55% for the year ended December 31, 2005 compared to 3.43% for 2004. The 2005 increase in provision for loan losses of $622 thousand was primarily attributable to an increase of $464 thousand in net charge-offs in 2005, as well as overall growth of the loan portfolio. The additional charge-offs in 2005 were largely a result of deteriorating credit quality of several large commercial borrowers, along with an increase in individual bankruptcy filings. Although net charge-offs increased, the Company's ratio of non-performing loans to total loans held steady at .58% as of December 31, 2004 and 2005. The 2005 increase in noninterest income of $690 thousand was primarily due to increases in fiduciary activities of $240 thousand, other service charges and fees of $132 thousand and other noninterest income of $286 thousand. The increase in fiduciary activities was due to growth in assets under management of the Company's trust departments from $439 million as of December 31, 2004 to $458 million as of December 31, 2005, as well as additional executor fees generated in 2005. The increase in other service charges and fees was attributable to growth in interchange revenue from debit card transactions, as well as an increase in brokerage and financial advisory service fees. The increase in other noninterest income was primarily due to a non-recurring commission negotiated in a new contract with a customer check vendor in October 2005, as well as increased commissions on the sales of checks and other customer service items during the year.

The 2005 increase in noninterest expense of $1.9 million was largely due to increases in salaries and employee benefits of $755 thousand, net occupancy expense of $574 thousand, and other noninterest expense of $447 thousand. The increase in salaries and employee benefits was due to cost of living adjustments, additional expense due to Mid-America's inclusion in the consolidated financial statements for the full year in 2005, increased employee medical insurance expense and a nonrecurring increase in 2005 to the liability for post-retirement benefits. The increase in net occupancy expense was primarily due to the impact of a nonrecurring charge related to an adjustment in the write-off period of leasehold improvements made to certain facilities to match the original lease terms. The increase in other noninterest expense was due to additional expenses as a result of Mid-America's inclusion in the consolidated financial statements for the full year in 2005.

The 2005 increase in minority interest of $497 thousand was attributable to the improvement in Mid-America's pre-consolidated net income, which increased from $249 thousand in 2004 to $1.4 million in 2005.

The 2005 increase in provision for income taxes of $95 thousand was primarily due to an increase in net income before taxes offset somewhat by a nonrecurring credit to income tax expense in September 2005 due to increasing the effective tax rate utilized to inventory deferred tax assets of Mid-America. This credit resulted in an effective tax rate of 27.8% for 2005 compared to 30.0% for 2004.

The Company's return on average assets was .88% and .83% for the years ended December 31, 2005 and 2004, respectively, and return on average equity was 10.59% and 9.98% for the years ended December 31, 2005 and 2004, respectively.

*Earning Assets, Sources of Funds, And Net Interest Margin*

Net interest income represents the amount by which interest income on interest–earning assets, including securities and loans, exceeds interest expense incurred on interest–bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. Changes in the amount and mix of interest-earning assets and interest–bearing liabilities are referred to as a "volume change" and changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds are referred to as a "rate change."

*Selected Statistical Information*

The following tables contain information concerning the consolidated financial condition and operations of the Company for the years, or as of the dates, shown. All average information is provided on a daily average basis.

## *Consolidated Average Balance Sheets*

The following table shows the consolidated average balance sheets, detailing the major categories of assets and liabilities, the interest income earned on interest-earnings assets, the interest expense paid for interest-bearing liabilities, and the related interest rates:

| | At December 31 | Years Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | 2006 | | | 2005 | | | 2004 | | |
| | Yield/ Cost | Average Balance | Income/ Expense | Yield/ Rate | Average Balance | Income/ Expense | Yield/ Rate | Average Balance | Income/ Expense | Yield/ Rate |
| **Assets** | | | | | | | | | | |
| Interest-bearing demand deposits | 5.10% | $ 21,703 | $ 767 | 3.53% | $ 11,796 | $ 358 | 3.03% | $ 8,317 | $ 170 | 2.04% |
| Federal funds sold | 5.00% | 11,117 | 577 | 5.19% | 4,461 | 134 | 3.00% | 5,798 | 84 | 1.45% |
| Securities | | | | | | | | | | |
| Taxable | | | | | | | | | | |
| U.S. treasuries and government agencies | 4.26% | 16,572 | 777 | 4.69% | 6,665 | 219 | 3.29% | 3,932 | 152 | 3.87% |
| Mortgage-backed securities | 4.63% | 42,906 | 2,062 | 8.81% | 55,067 | 2,316 | 4.21% | 72,532 | 2,869 | 3.96% |
| Other securities | 6.82% | 62,952 | 2,935 | 4.66% | 61,530 | 2,256 | 3.67% | 63,685 | 2,128 | 3.34% |
| Total taxable | | 122,430 | 5,774 | 4.72% | 123,262 | 4,791 | 3.89% | 140,149 | 5,149 | 3.67% |
| Non-taxable – State and political subdivision (3) | 3.59% | 48,991 | 1,783 | 3.64% | 46,635 | 1,775 | 3.81% | 39,917 | 1,553 | 3.89% |
| Loans (net of unearned discount) (1)(2) | 7.33% | 907,671 | 67,060 | 7.39% | 806,955 | 52,487 | 6.50% | 728,388 | 42,571 | 5.84% |
| Federal Home Loan Bank stock | 3.75% | 5,654 | 189 | 3.34% | 5,287 | 235 | 4.44% | 4,895 | 259 | 5.29% |
| Total interest-earning assets (1) | | $1,117,566 | $ 76,150 | 6.81% | $ 998,396 | $ 59,780 | 5.99% | $ 927,464 | $ 49,786 | 5.37% |
| Cash & due from banks | | $ 25,153 | | | $ 23,387 | | | $ 22,752 | | |
| Premises and equipment | | 19,313 | | | 17,301 | | | 15,857 | | |
| Foreclosed assets held for sale, net | | 411 | | | 509 | | | 729 | | |
| Equity method investment in common stock | | 5,641 | | | 6,433 | | | 4,702 | | |
| Cost method investment in common stock | | 3,715 | | | 1,849 | | | 1,849 | | |
| Interest receivable | | 8,758 | | | 7,040 | | | 6,295 | | |
| Cash surrender value of life insurance | | 16,450 | | | 15,617 | | | 15,026 | | |
| Allowance for loan loss | | (8,812) | | | (7,513) | | | (6,766) | | |
| Other | | 22,305 | | | 14,939 | | | 11,572 | | |
| **Total assets** | | $1,210,500 | | | $1,077,958 | | | $ 999,480 | | |
| **Liabilities** | | | | | | | | | | |
| Interest-bearing transaction deposits | 1.53% | $ 107,126 | $ 1,499 | 1.40% | $ 110,763 | $ 1,066 | 0.96% | $ 110,643 | $ 516 | 0.47% |
| Savings deposits | 2.50% | 54,572 | 876 | 1.61% | 54,372 | 536 | 0.99% | 45,409 | 240 | 0.53% |
| Money-market deposits | 3.20% | 124,484 | 4,165 | 3.35% | 100,227 | 1,925 | 1.92% | 96,682 | 905 | 0.94% |
| Time and brokered time deposits | 4.62% | 610,202 | 26,531 | 4.35% | 544,096 | 17,658 | 3.25% | 498,288 | 13,815 | 2.77% |
| Short-term borrowings | 5.25% | 28,738 | 1,389 | 4.83% | 22,272 | 676 | 3.04% | 19,801 | 286 | 1.44% |
| Long-term debt | 6.02% | 69,797 | 3,954 | 5.66% | 50,011 | 2,477 | 4.95% | 51,281 | 2,231 | 4.35% |
| Total interest-bearing liabilities | | $ 994,919 | $ 38,414 | 3.86% | $ 881,741 | $ 24,338 | 2.76% | $ 822,104 | $ 17,993 | 2.19% |
| Demand deposits | | $ 101,302 | | | $ 93,450 | | | $ 85,197 | | |
| Interest payable | | 4,698 | | | 2,828 | | | 2,113 | | |
| Other liabilities | | 6,064 | | | 4,783 | | | 3,552 | | |
| Minority interest | | 8,301 | | | 5,386 | | | 3,149 | | |
| Stockholders' equity | | 95,216 | | | 89,770 | | | 83,365 | | |
| **Total Liabilities and Stockholders' Equity** | | $1,210,500 | | | $1,077,958 | | | $ 999,480 | | |
| Interest spread | | | | 2.95% | | | 3.23% | | | 3.18% |
| Net interest income | | | 37,736 | | | 35,442 | | | 31,793 | |
| Net interest margin | | | | 3.38% | | | 3.55% | | | 3.43% |
| Interest-earning assets to interest-bearing liabilities | | 112.33% | | | 113.23% | | | 112.82% | | |

(1) Non-accrual loans have been included in average loans, net of unearned discount
(2) Includes loans held for sale
(3) The tax exempt income for state and political subdivisions is not recorded on a tax equivalent basis.

*Changes in Net Interest Income*

*Rate/Volume Analysis.* The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionally to the change due to volume and the change due to rate.

| | Years Ended December 31, 2006, 2005 and 2004 | | | | | |
|---|---|---|---|---|---|---|
| | Year 2006 vs. 2005 Change | | | Year 2005 vs. 2004 Change | | |
| | Average Volume | Average Yield/Rate | Total Change | Average Volume | Average Yield/Rate | Total Change |
| | (dollars in thousands) | | | | | |
| Increase (decrease) in interest income: | | | | | | |
| Interest-bearing bank deposits | $ 342 | $ 67 | $ 409 | $ 87 | $ 101 | $ 188 |
| Federal funds sold | 298 | 145 | 443 | (23) | 73 | 50 |
| Investment securities: | | | | | | |
| U.S. treasuries and agencies | 433 | 125 | 558 | 93 | (26) | 67 |
| Mortgage-backed securities | (556) | 302 | (254) | (725) | 172 | (553) |
| States and political subdivision (1) | 88 | (80) | 8 | 256 | (34) | 222 |
| Other securities | 53 | 626 | 679 | (74) | 202 | 128 |
| Loans (net of unearned discounts) | 6,977 | 7,596 | 14,573 | 4,845 | 5,071 | 9,916 |
| Federal Home Loan Bank stock | 15 | (61) | (46) | 20 | (44) | (24) |
| Change in interest income (1) | 7,650 | 8,720 | 16,370 | 4,479 | 5,515 | 9,994 |
| Increase (decrease) in interest expense: | | | | | | |
| Interest-bearing transaction deposits | (36) | 469 | 433 | 1 | 549 | 550 |
| Savings deposit | 2 | 338 | 340 | 55 | 241 | 296 |
| Money-market deposits | 551 | 1,689 | 2,240 | 34 | 986 | 1,020 |
| Time and brokered time deposits | 2,337 | 6,536 | 8,873 | 1,346 | 2,497 | 3,843 |
| Short-term borrowings | 234 | 479 | 713 | 40 | 350 | 390 |
| Long-term debt | 1,083 | 394 | 1,477 | (56) | 302 | 246 |
| Change in interest expense | 4,171 | 9,905 | 14,076 | 1,420 | 4,925 | 6,345 |
| Increase (decrease) in net interest income (1) | $ 3,479 | $ (1,185) | $ 2,294 | $ 3,059 | $ 590 | $ 3,649 |

(1) The tax exempt income for state and political subdivision is not recorded on a tax equivalent basis.

***2006 versus 2005.*** Average earning assets increased 11.9% or $119.2 million to $1.1 billion during the year ended December 31, 2006 from the December 31, 2005 average balance of $998.4 million. The average balance of loans increased 12.5% or $100.7 million to $907.7 million during 2006 from the December 31, 2005 average balance of $807.0 million. Approximately $36 million of the growth in average loan balances was generated at Mid-America, which is one of the Company's more rapidly growing subsidiaries, another $15 million was due to the November 2006 acquisition of Royal Palm, with the remainder attributable to moderate growth at the other subsidiary banks. Management believes that loan growth will continue at these levels, through both new acquisitions and growth at its subsidiary banks as the economy improves, and particularly as Mid-America gains market share in the greater Kansas City area. The average balance of U.S. treasury and government agency securities increased 148.6% or $9.9 million to $16.6 million during 2006 from the December 31, 2005 average balance of $6.7 million. The average balance of mortgage-backed securities decreased 22.1% or $12.2 million to $42.9 million during 2006 from the December 31, 2005 average balance of $55.1 million. The average balance of other securities, primarily collateralized mortgage obligations, increased 2.3% or $1.5 million to $63.0 million during 2006 from the December 31, 2005 average balance of $61.5 million. The average balance of nontaxable state and political subdivision securities increased 5.1% or $2.4 million to $49.0 million during 2006 from the December 31, 2005 average balance of $46.6 million. The purchase of additional U.S. treasury and government agency securities and nontaxable state and political subdivision securities in 2006 reflected the attractive yields and cash flow characteristics of those securities relative to other investment opportunities.

The balance of interest-bearing liabilities averaged $994.9 million at December 31, 2006, an increase of $113.2 million or 12.8% from the December 31, 2005 average balance of $881.7 million. The average balance of money market deposits increased 24.2% or $24.3 million to $124.5 million during 2006 from the December 31, 2005 average balance of $100.2 million. The average balance of time and brokered time deposits increased 12.1% or $66.1 million to $610.2 million during 2006 from the December 31, 2005 average balance of $544.1 million. Approximately $26 million of the growth in average time and brokered time deposits was generated at Mid-America, which is one of the Company's more rapidly growing subsidiaries, another $13 million was due to the November 2006 acquisition of Royal Palm, with the remainder attributable to moderate growth at the other subsidiary banks. The average balance of long-term debt increased 39.6% or $19.8 million to $69.8 million during 2006 from the December 31, 2005 average balance of $50.0 million, due to the additional debt incurred to finance the Royal Palm acquisition. Lesser increases were experienced in the average balances of savings deposits and short-term debt, with a slight decrease in interest-bearing transaction deposits.

The balance of noninterest-bearing demand deposits averaged $101.3 million at December 31, 2006, an increase of $7.8 million or 8.4% from the December 31, 2005 average balance of $93.5 million. Mid-America accounted for approximately $7.5 million of the increase in 2006.

Management is confident it can continue to attract additional deposits in the future by researching its customer base and designing products to fit their needs, as well as monitoring interest rates to minimize cost while maintaining a competitive position in its markets. Mid-America and Royal Palm, in particular, are expected to increase their deposit bases significantly as they gain market share in the greater Kansas City and southwest Florida areas.

The Company's net interest margin expressed as a percentage of average earning assets was 3.38% for the year ended December 31, 2006 a decrease of 17 basis points from 3.55% in 2005. The interest spread, expressed as the difference between yield on average earning assets and the cost of average interest-bearing liabilities, was 2.95% for the year ended December 31, 2006, a decrease of 28 basis points from 3.23% for the same period in 2005.

Interest income increased $16.4 million or 27.4% to $76.2 million for the year ended December 31, 2006, as compared to interest income of $59.8 million for the year ended December 31, 2005. The increase in interest income is due to growth of average interest-earning assets, primarily loans, as well as improved yields resulting from the higher interest rate environment in 2006 compared to 2005. The average yield on interest-earning assets increased 82 basis points to 6.81% for the year ended December 31, 2006 as compared to 5.99% for 2005.

Interest expense increased $14.1 million or 57.8% to $38.4 million for the year ended December 31, 2006 as compared to interest expense of $24.3 million for the year ended December 31, 2005. The increase in interest expense is attributable primarily to the growth in the average balance of money market deposits, time and brokered time deposits and long-term debt, as well as an increase in the rates paid on all interest-bearing liabilities. The increase in rates paid on liabilities for 2006 was consistent with the increase in general market rates as dictated by the Federal Reserve. The average rate paid on interest-bearing liabilities rose 110 basis points to 3.86% for 2006 as compared to 2.76% for 2005.

Net interest income increased $2.3 million or 6.5% for the year ended December 31, 2006 to $37.7 million from $35.4 million for the same period in 2005. For the year ended December 31, 2006, the average yield on interest-earning assets increased 82 basis points compared to the same period in 2005, but was more than offset by an increase of 110 basis points in the average rate paid on interest-bearing liabilities, resulting in a net decrease in interest spread of 38 basis points. Growth in interest-earning assets, primarily loans, partially offset by the decrease in interest spread, allowed for the improvement in net interest income.

Management believes that net interest income will continue to improve, through growth of interest-earning assets, as well as increases in net interest margin. Interest rates are expected to remain flat through most of 2007 before a gradual decline beginning in the fourth quarter, which should ease the pressure on funding costs and improve net interest margin.

***2005 versus 2004.*** Average earning assets increased 7.6% or $70.9 million to $998.4 million during the year ended December 31, 2005 from the December 31, 2004 average balance of $927.5 million. The average balance of loans increased 10.8% or $78.6 million to $807.0 million during 2005 from the December 31, 2004 average balance of $728.4 million. Approximately $34 million of the growth in average loan balances was generated at Mid-America, which is one of the Company's more rapidly growing subsidiaries, with the remainder attributable to steady growth at the other subsidiary banks. The average balance of U.S. treasury and government agency securities increased 69.5% or $2.8 million to $6.7 million during 2005 from the December 31, 2004 average balance of $3.9 million. The average balance of mortgage-backed securities decreased 24.1% or $17.4 million to $55.1 million during 2005 from the December 31, 2004 average balance of $72.5 million. The average balance of other securities, primarily collateralized mortgage obligations, decreased 3.4% or $2.2 million to $61.5 million during 2005 from the December 31, 2004 average balance of $63.7 million. The average balance of nontaxable state and political subdivision securities increased 16.8% or $6.7 million to $46.6 million during 2005 from the December 31, 2004 average balance of $39.9 million. The overall reduction in average balances of investment securities allowed the Company to shift more of its assets into the higher yields available in the loan portfolio, while the purchase of additional U.S. treasury and government agency securities and nontaxable state and political subdivision securities in 2005 reflected the attractive yields and cash flow characteristics of those securities relative to other investment opportunities.

The balance of interest-bearing liabilities averaged $881.7 million at December 31, 2005, an increase of $59.6 million or 7.3% from the December 31, 2004 average balance of $822.1 million. The average balance of savings deposits increased 19.7% or $9.0 million to $54.4 million during 2005 from the December 31, 2004 average balance of $45.4 million. The average balance of time and brokered time deposits increased 9.2% or $45.8 million to $544.1 million during 2005 from the December 31, 2004 average balance of $498.3 million. Approximately $21 million of the growth in average time and brokered time deposits was generated at Mid-America, which is one of the Company's more rapidly growing subsidiaries, with the remainder attributable to steady growth at the other subsidiary banks. Lesser increases were experienced in the average balances of interest-bearing transaction deposits, money market deposits and short-term debt, with a slight decrease in long-term debt.

The balance of noninterest-bearing demand deposits averaged $93.5 million at December 31, 2005, an increase of $8.3 million or 9.7% from the December 31, 2004 average balance of $85.2 million. Mid-America accounted for approximately $2.6 million of the increase in 2005, with the remainder due to successful deposit promotions at the Company's other subsidiary banks.

The Company's net interest margin expressed as a percentage of average earning assets was 3.55% for the year ended December 31, 2005 an increase of 12 basis points from 3.43% in 2004. The interest spread, expressed as the difference between yield on average earning assets and the cost of average interest-bearing liabilities, was 3.23% for the year ended December 31, 2005, an increase of 5 basis points from 3.18% for the same period in 2004.

Interest income increased $10.0 million or 20.1% to $59.8 million for the year ended December 31, 2005, as compared to interest income of $49.8 million for the year ended December 31, 2004. The increase in interest income is due to growth of average interest-earning assets, primarily loans, plus an increase in yields. The average yield on interest-earning assets increased 62 basis points to 5.99% for the year ended December 31, 2005 as compared to 5.37% for 2004. The higher interest rate environment created when the Federal Reserve began increasing rates in June 2004 allowed the Company to reprice assets in order to generate improvement in yields for the year ended December 31, 2005.

Interest expense increased $6.3 million or 35.3% to $24.3 million for the year ended December 31, 2005 as compared to interest expense of $18.0 million for the year ended December 31, 2004. The increase in interest expense is attributable primarily to the growth in the average balance of time and brokered time deposits, with minimal growth in other interest-bearing liability categories, as well as an increase in the rates paid on all interest-bearing liabilities. The increase in rates paid on liabilities for 2005 was consistent with the increase in general market rates as dictated by the Federal Reserve. The average rate paid on interest-bearing liabilities rose 57 basis points to 2.76% for 2005 as compared to 2.19% for 2004.

Net interest income increased $3.6 million or 11.5% for the year ended December 31, 2005 to $35.4 million from $31.8 million for the same period in 2004. For the year ended December 31, 2005, the average yield on interest-earning assets increased 62 basis points compared to the same period in 2004, but was partially offset by an increase of 57 basis points in the average rate paid on interest-bearing liabilities. The net increase in interest spread of 5 basis points, along with growth in interest-earning assets, primarily loans, allowed for the improvement in net interest income.

*Provision for Loan Losses*

The provision for loan losses, which is a current charge against income, represents an amount which management believes is sufficient to maintain an adequate allowance for known and probable losses. In assessing the adequacy of the allowance for loan losses, management considers the size and quality of the loan portfolio measured against prevailing economic conditions, regulatory guidelines, and historical loan loss experience and credit quality of the portfolio. When a determination is made by management to charge off a loan balance, such write-off is charged against the allowance for loan losses.

***2006 versus 2005.*** The provision for loan losses increased $1.5 million to $3.9 million for the year ended December 31, 2006 from $2.4 million for the year ended December 31, 2005. Net charge-offs increased to $3.1 million for the year ended December 31, 2006 from $1.4 million for the year ended December 31, 2005. The increases in both provision for loan losses and net charge-offs were largely due to MTSB charging off $1.5 million of a commercial loan to a construction contractor whose business failed in 2006. Total non-performing loans increased to $6.4 million as of December 31, 2006, from $5.0 million as of December 31, 2005. The ratio of non-performing loans to total loans increased to .62% as of December 31, 2006, compared to .58% as of December 31, 2005. The increase in non-performing loans was primarily due to the November 2006 acquisition of Royal Palm, which has several non-accrual loans that management expects to collect without incurring any losses. Despite the increases in net charge-offs and non-performing loans, management believes that overall asset quality remains strong and the reserves for potential loan losses are adequate.

***2005 versus 2004.*** The provision for loan losses increased $622 thousand to $2.4 million for the year ended December 31, 2005 from $1.7 million for the year ended December 31, 2004. Net charge-offs increased to $1.4 million for the year ended December 31, 2005 from $937 thousand for the year ended December 31, 2004. The increases in both provision for loan losses and net charge-offs were largely a result of deteriorating credit quality of several large commercial borrowers along with an increase in individual bankruptcy filings. Total non-performing loans increased to $5.0 million as of December 31, 2005, from $4.5 million as of December 31, 2004. However, the ratio of non-performing loans to total loans held steady at .58% as of December 31, 2004 and 2005.

*Noninterest Income*

***2006 versus 2005.*** Total noninterest income increased $5.4 million or 63.0% for the year ended December 31, 2006 to $13.9 million from $8.5 million for the year ended December 31, 2005. The increase in 2006 was primarily due to increases in fiduciary activities of $281 thousand, brokerage fees of $690 thousand and net gains on sales of equity and cost method investments of $4.3 million. As a percentage of total revenue, total noninterest income was 15.5% and 12.5% for the years ended December 31, 2006 and 2005, respectively. Income from fiduciary activities increased $281 thousand or 14.7% for the year ended December 31, 2006 to $2.2 million from $1.9 million for the year ended December 31, 2005. The majority of this increase was attributable to growth in assets under management of the Company's trust departments from $458 million as of December 31, 2005 to $526 million as of December 31, 2006. This growth was due to new customers, as well as additional investment assets for existing customers, plus increases in market value of existing assets. The most significant growth occurred in professionally managed investment accounts (primarily endowment and organizational accounts) and in employee benefit accounts. Many of these were formerly custodial accounts, but have engaged the Company to provide investment management services as well. The fee structure for investment management services is greater than that for custodial services, and the Company believes these accounts will continue to provide a stable source of fee income in the future, with the potential for growth through referrals. The Company also continued to benefit from executor appointment fees in 2006. While executor fees are generally one-time events following the death of a client, the Company believes that this source of revenue will continue to grow due to the Company's success in developing future executor appointments in client wills. The growth in both assets under management and executor fees was enhanced by the trust office in St. Charles, Missouri, which opened in February 2005, and the Company expects this office to be a substantial source of new business in the future.

Brokerage fees increased $690 thousand or 160.5% for the year ended December 31, 2006 to $1.1 million from $430 thousand for the year ended December 31, 2005, primarily due to the establishment of a brokerage and financial advisory operation at the Farmers branch in St. Joseph, Missouri in 2005. Farmers generated $720 thousand in brokerage fees for the full year in 2006, compared to $57 thousand for a partial year in 2005. Net gains on sales of equity and cost method investments were $4.3 million for the year ended December 31, 2006, compared to $0 for the year ended December 31, 2005. In July 2006, the Company received approximately $1.3 million in cash and 156,964 shares of Enterprise Financial Services, Inc. common stock, valued at approximately $4.0 million, in exchange for its 19.6% equity interest in NorthStar Bancshares, Inc. The unamortized cost of the NorthStar investment at the date of sale was approximately $2.8 million, resulting in a gain of approximately $1.5 million. In November 2006, the Company received 164,012 shares of First Charter Corporation common stock, valued at approximately $4.0 million, in exchange for its 5.0% equity interest in GBC Bancorp, Inc. The unamortized cost of the GBC investment at the date of sale was approximately $1.2 million, resulting in a gain of approximately $2.8 million.

***2005 versus 2004.*** Total noninterest income increased $690 thousand or 8.8% for the year ended December 31, 2005 to $8.5 million from $7.9 million for the year ended December 31, 2004. The increase in 2005 was primarily due to increases in fiduciary activities of $240 thousand, other service charges and fees of $132 thousand and other noninterest income of $286 thousand. As a percentage of total income, total noninterest income was 12.5% and 13.6% for the years ended December 31, 2005, and 2004, respectively.

Income from fiduciary activities increased $240 thousand or 14.4% for the year ended December 31, 2005 to $1.9 million from $1.7 million for the year ended December 31, 2004. The majority of this increase was attributable to growth in assets under management of the Company's trust departments from $439 million as of December 31, 2004 to $458 million as of December 31, 2005. This growth was due to new customers, as well as additional investment assets for existing customers, plus increases in market value of existing assets. The most significant growth occurred in professionally managed investment accounts (primarily endowment and organizational accounts). The Company also saw growth in fees from executor appointments in 2005. Other service charges and fees increased $132 thousand or 14.4% for the year ended December 31, 2005 to $1.1 million from $919 thousand for the year ended December 31, 2004. Approximately $50 thousand of this increase was due to growth in interchange income from debit and credit card activity, as more banking transactions are converted from paper-based checks to electronic point-of-sale purchases. The remainder of the increase was primarily due to growth in the volume of deposit accounts generating transaction fees, as well as price increases for those services. Other noninterest income increased $286 thousand or 154.6% for the year ended December 31, 2005 to $471 thousand from $185 thousand for the year ended December 31, 2004. Approximately $175 thousand of this increase was due to a nonrecurring commission negotiated in a new contract with a customer check vendor in October 2005. Another $40 thousand of the increase was attributable to higher commissions on the sale of checks and other customer service items, primarily due to growth in the number of accounts maintained at the subsidiary banks.

*Noninterest Expense*

***2006 versus 2005.*** Total noninterest expense increased $3.8 million or 13.7% for the year ended December 31, 2005 to $31.6 million from $27.8 million for the year ended December 31, 2005. The 2006 increase was largely due to increases in salaries and employee benefits of $2.3 million, professional fees of $421 thousand, and other noninterest expense of $918 thousand. As a percentage of total revenue, total noninterest expense was 35.1% and 40.7% for the years ended December 31, 2006 and 2005, respectively. Salaries and employee benefits increased $2.4 million or 14.5% for the year ended December 31, 2006 to $18.3 million, from $15.9 million for the year ended December 31, 2005. Approximately $368 thousand of this increase was due to the November 2006 acquisition of Royal Palm. Another approximately $650 thousand was due to Farmers' brokerage division operating for the full year in 2006 compared to a partial year in 2005. Heartland's growth, including the opening of two new branches in 2006, resulted in the addition of twelve full-time equivalent employees, and an increase of approximately $680 thousand in salaries and employee benefits at that subsidiary. Another $415 thousand of the increase was due to higher employee medical insurance expense as inflation in health care costs continued to surpass general inflationary trends. These increases for 2006 were partially offset by a nonrecurring adjustment of $203 thousand in 2005 to decrease the discount rate from 7.25% to 5.50% used to determine the liability for post-retirement benefits. The remainder of the 2006 increase was due primarily to cost-of-living increases in salaries and employee benefits. Of the total increase in salaries and employee benefits for the year ended December 31, 2006 of $2.4 million, approximately $1.3 million or 56% was attributable to officers, and $1.1 million or 44%, was attributable to non-officers. On average, salaries of officers increased approximately 4% and salaries of non-officers increased approximately 3%. As a percent of average assets, salaries and employee benefits increased to 1.51% for the year ended December 31, 2006, compared to 1.48% for the year ended December 31, 2005. The Company had 372 full-time equivalent employees at December 31, 2006 and 326 full-time equivalent employees at December 31, 2005, an increase of 46 full-time equivalent employees.

Professional fees increased $421 thousand or 30.9% for the year ended December 31, 2006 to $1.8 million from $1.4 million for the year ended December 31, 2005. Approximately $150 thousand of this increase was attributable to consulting fees related to investor relations activities and consideration of acquisition opportunities. Another approximately $100 thousand of the increase was related to expenses incurred to consolidate the Company's Illinois subsidiaries from six separately chartered banks to three. The remainder of the increase was due to expanded utilization of third-party providers, including trust department investment advisory services, asset-liability management consulting and depository sweep processing. Other noninterest expense increased $918 thousand or 16.8% for the year ended December 31, 2006 to $6.4 million from $5.5 million for the year ended December 31, 2005. Approximately $120 thousand of this increase was attributable to the November 2006 acquisition of Royal Palm. Another approximately $175 thousand of the increase was related to Heartland's growth, in particular marketing and other expenses associated with the opening of their two new branch facilities in 2006. Also in 2006, Farmers incurred a one-time charge of $450 thousand in settlement of a lawsuit related to the brokerage operation at Farmers' branch in St. Joseph, Missouri.

***2005 versus 2004.*** Total noninterest expense increased $1.9 million or 7.5% for the year ended December 31, 2005 to $27.8 million from $25.9 million for the year ended December 31, 2004. As a percentage of total revenue, total noninterest expense was 40.7% and 44.9% for the years ended December 31, 2005 and 2004, respectively.

Salaries and employee benefits increased $755 thousand or 5.0% for the year ended December 31, 2005 to $15.9 million, from $15.2 million for the year ended December 31, 2004. Approximately $200 thousand of this increase was due to Mid-America's inclusion in the consolidated financial statements for the full year in 2005, compared to a partial year in 2004. Another $203 thousand of the increase was the result of a nonrecurring adjustment recorded in 2005 lowering the discount rate from 7.25% to 5.50% used to determine the liability for post-retirement benefits. Another $150 thousand of the increase was due to higher employee medical insurance expense as inflation in health care costs continued to surpass general inflationary trends. These increases for 2005 were partially offset by a nonrecurring adjustment of $275 thousand in 2004 to decrease the discount rate from 8.00% to 6.25% used to determine the liability for the salary continuation agreements the Company maintains for three executive officers. The remainder of the 2005 increase was due primarily to cost-of-living increases in salaries and employee benefits. Of the total increase in salaries and employee benefits for the year ended December 31, 2005 of $755 thousand, approximately $423 thousand or 56% was attributable to officers, and $332 thousand or 44%, was attributable to non-officers. On average, salaries of officers increased approximately 4% and salaries of non-officers increased approximately 3%. As a percent of average assets, salaries and employee benefits decreased to 1.48% for the year ended December 31, 2005, compared to 1.52% for the year ended December 31, 2004. The Company had 326 full-time equivalent employees at December 31, 2005 and 307 full-time equivalent employees at December 31, 2004, an increase of 19 full-time equivalent employees.

Net occupancy expense increased $574 thousand or 38.6% for the year ended December 31, 2005 to $2.1 million from $1.5 million for the year ended December 31, 2004. Approximately $425 thousand of this increase was attributable to the impact of a nonrecurring charge related to an adjustment in the write-off period of leasehold improvements made to certain facilities to match the original lease terms, with the remainder due to increases in building maintenance and service contract expense.

Other noninterest expense increased $447 thousand or 8.8% for the year ended December 31, 2005 to $5.5 million from $5.1 million for the year ended December 31, 2004. Approximately $120 thousand of this increase was attributable to Mid-America's inclusion in the consolidated financial statements for the full year in 2005, compared to a partial year in 2004. Another $100 thousand of the increase was due to additional donations expense, primarily the donation of Marine Bank's former bank building to the public library district in Carthage, Illinois, with the remainder due to increases in marketing expense and amortization of core deposit intangibles for the year ended December 31, 2005.

*Provision for Income Taxes*

MTSB has a subsidiary, Mercantile Investments, Inc. ("MII"), which is a Delaware corporation that operates off shore to manage the bank's investment portfolio. MII began operations in early 2003, and its earnings since then have been included in the Company's consolidated financial statements. Part of management's strategy in forming this subsidiary was to take advantage of current State of Illinois tax laws that exclude income generated by a subsidiary that operates off shore from state taxable income. For the years ended December 31, 2006, 2005 and 2004, the Company's Illinois income taxes decreased by approximately $95 - $125 thousand each year as a result of MII's operations off shore. If the state tax law is changed in the future to no longer exclude off-shore investment income from taxable income, the Company's income tax expense, as a percentage of income before tax, would increase. The Company is not aware of any existing or threatened state action or pending legislation regarding this issue.

***2006 versus 2005.*** Provision for income taxes for the year ended December 31, 2006 increased $1.3 million or 37.6% to $5.0 million from $3.7 million for the year ended December 31, 2005. The provision for income taxes as a percent of income before income taxes was 32.7% and 27.8% for the years ended December 31, 2006 and 2005, respectively. The increase in this percentage for 2006 was due to a reduction in tax-exempt income as a percentage of pre-tax income, as well as a nonrecurring credit to income tax expense in September 2005 due to increasing the effective tax rate utilized to inventory the deferred tax assets of Mid-America. Prior to the adjustment, Mid-America had inventoried its deferred tax assets at an effective tax rate of 18%, but management believes that Mid-America's potential for future earnings is sufficient to warrant an increase in the rate to 34%. Without the nonrecurring adjustment, the effective tax rate for the Company would have been 30.3% for the year ended December 31, 2005.

***2005 versus 2004.*** Provision for income taxes for the year ended December 31, 2005 increased $95 thousand or 2.7% to $3.7 million from $3.6 million for the year ended December 31, 2004. The provision for income taxes as a percent of income before income taxes was 27.8% and 30.0% for the years ended December 31, 2005 and 2004, respectively. The decrease in this percentage for 2005 was due to a nonrecurring credit to income tax expense in September 2005 due to increasing the effective tax rate utilized to inventory the deferred tax assets of Mid-America, resulting in a reduction of the effective tax rate for 2005. Without the nonrecurring adjustment, the effective tax rate for the Company would have been 30.3% for the year ended December 31, 2005.

***Financial Condition***

*Summary*

Total assets as of December 31, 2006 were $1.4 billion, an increase of $285.0 million or 25.0% from $1.1 billion as of December 31, 2005, primarily due to the November 2006 acquisition of Royal Palm, which had assets of $191.3 million as of December 31, 2006. Cash and cash equivalents increased 124.5% to $99.1 million as of December 31, 2006 as compared to $44.2 million as of December 31, 2005. Total investment securities increased 14.2% to $188.6 million as of December 31, 2006 as compared to $165.1 million as of December 31, 2005. Total loans, including loans held for sale, increased 20.0% to $1.0 billion as of December 31, 2006 as compared to $861.3 million as of December 31, 2005. Equity method investments in common stock decreased 42.0% to $4.1 million as of December 31, 2006 as compared to $7.1 million as of December 31, 2005. Cost method investments in common stock decreased 4.8% to $3.2 million as of December 31, 2006 as compared to $3.4 million as of December 31, 2005. Cash surrender value of life insurance increased 13.9% to $18.1 million as of December 31, 2006 as compared to $15.9 million as of December 31, 2005. Premises and equipment increased 40.8% to $25.7 million as of December 31, 2006 as compared to $18.2 million as of December 31, 2005. Goodwill increased by $26.9 million to $32.1 million as of December 31, 2006 compared to $5.2 as of December 31, 2005. Other assets increased by $2.3 million to $6.7 million as of December 31, 2006 as compared to $4.3 million as of December 31, 2005.

Total deposits increased $220.7 million or 23.3% to $1.2 billion as of December 31, 2006 as compared to $946.1 million as of December 31, 2005. Non-interest bearing demand deposits increased $6.8 million or 6.5% during 2006, while interest-bearing deposits increased $213.9 million or 25.4% during 2006. Short-term borrowings decreased by $6.2 million to $26.3 million as of December 31, 2006 from $32.6 million as of December 31, 2005. Long-term debt increased by $55.5 million to $107.2 million as of December 31, 2006 from $51.7 million as of December 31, 2005.

Minority interest increased $1.6 million, from $7.6 million as of December 31, 2005 to $9.2 million as of December 31, 2006 due to increases in the Company's equity interest in Mid-America.

Total stockholders' equity increased 10.0% to $100.7 million as of December 31, 2006 as compared to $91.5 million as of December 31, 2005. Growth in equity is due primarily to $8.4 million of earnings retained by the Company, and an increase of $892 thousand in unrealized gains on available for sale securities, net of taxes.

*Earning Assets*

The average interest-earning assets of the Company were 92.3%, 92.6%, and 92.8%, of average total assets for the years ended December 31, 2006, 2005, and 2004, respectively. The slight decrease in this percentage from 2005 to 2006 was primarily attributable to the increases in premises and equipment and goodwill during 2006.

*Investment Securities*

The Company uses its securities portfolio to ensure liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to ensure collateral is available for municipal pledging requirements and to manage asset quality.

The Company has classified securities as both available-for-sale and held-to-maturity as of December 31, 2006. Available-for-sale securities are held with the option of their disposal in the foreseeable future to meet investment objectives, liquidity needs or other operational needs. Securities available-for-sale are carried at fair value. Held-to-maturity securities are those securities for which the Company has the positive intent and ability to hold until maturity, and are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

As of December 31, 2006, the fair value of the available-for-sale securities was $176.2 million and the amortized cost was $175.6 million for a net unrealized loss of $554 thousand. The after-tax effect of this unrealized loss was $247 thousand and has been included in stockholders' equity. The after-tax unrealized loss was $1.0 million as of December 31, 2005. There was an after-tax unrealized gain of $1.9 million at December 31, 2004. Fluctuations in net unrealized gain or loss on available-for-sale securities are due primarily to increases or decreases in prevailing interest rates for the types of securities held in the portfolio.

The following table sets forth information relating to the amortized cost and fair value of the Company's available-for-sale securities:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | |
| | **Amortize Cost** | **Fair Value** | **Amortize Cost** | **Fair Value** | **Amortize Cost** | **Fair Value** |
| | (dollars in thousands) | | | | | |
| U.S. Treasury | $ 500 | $ 497 | $ 5,375 | $ 5,361 | $ 2,496 | $ 2,487 |
| U.S. government agencies | 7,992 | 7,943 | 3,507 | 3,461 | 4,350 | 4,352 |
| Mortgage-backed securities | 96,140 | 96,030 | 85,399 | 84,740 | 96,665 | 97,424 |
| State and political subdivision | 49,781 | 49,362 | 50,665 | 50,343 | 36,607 | 37,379 |
| Corporate bonds | 11,000 | 11,000 | 6,007 | 6,014 | 11,614 | 11,643 |
| Equity securities | 10,212 | 11,347 | 277 | 277 | 196 | 196 |
| Total | $175,625 | $176,179 | $151,230 | $150,196 | $151,928 | $153,481 |

The maturities, fair values and weighted average yields of securities available-for-sale as of December 31, 2006, are:

| | Due in 1 year or less | | Due after 1 year through 5 years | | Due after 5 years through 10 years | | Due after 10 years | | Equity Securities | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Fair Value | Weighted Average Yield | Fair Value | Weighted Average Yield | Fair Value | Weighted Average Yield | Fair Value | Weighted Average Yield | Fair Value | Weighted Average Yield | Total |
| | (dollars in thousands) | | | | | | | | | | |
| U.S. Treasury | $ 497 | 4.30% | $ — | 0.00% | $ — | 0.00% | $ — | 0.00% | $ — | 0.00% | $ 497 |
| U.S. government agencies | 2,557 | 4.00% | 4,840 | 4.34% | 546 | 2.82% | — | 0.00% | — | 0.00% | 7,943 |
| Mortgage-backed securities (1) | 11,129 | 3.80% | 75,755 | 4.88% | 9,146 | 5.55% | — | 0.00% | — | 0.00% | 96,030 |
| States and political subdivisions | 5,590 | 3.69% | 22,011 | 3.45% | 19,630 | 3.72% | 2,131 | 4.84% | — | 0.00% | 49,362 |
| Corporate bonds | — | 0.00% | 1,500 | 5.25% | 9,500 | 7.39% | — | 0.00% | — | 0.00% | 11,000 |
| | 19,773 | | 104,106 | | 38,822 | | 2,131 | | — | | 164,832 |
| Equity securities | — | | — | | — | | — | | 11,347 | | 11,347 |
| Total | $ 19,773 | 3.81% | $104,106 | 4.48% | $ 38,822 | 3.23% | $ 2,131 | 4.84% | $ 11,347 | 0.00% | $176,179 |

(1) The maturities for mortgage-backed securities are based on prepayment speed assumptions and the constant prepayment rate estimated by management based on the current interest rate environment. The assumption rates vary by the individual security.

The following table sets forth information relating to the amortized cost and fair value of the Company's held-to-maturity securities:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | |
| | Amortize Cost | Fair Value | Amortize Cost | Fair Value | Amortize Cost | Fair Value |
| | (dollars in thousands) | | | | | |
| Mortgage-backed securities | $ 11,181 | $ 11,066 | $ 14,453 | $ 14,207 | $ 19,336 | $ 19,378 |
| State and political subdivision | 219 | 218 | 417 | 415 | 554 | 555 |
| Corporate bonds | 1,000 | 997 | — | — | — | — |
| Total | $ 12,400 | $ 12,281 | $ 14,870 | $ 14,622 | $ 19,890 | $ 19,933 |

The maturities, amortized cost and weighted average yields of securities held-to-maturity as of December 31, 2006, are:

| | Due in 1 year or less | | Due after 1 year through 5 years | | Due after 5 years through 10 years | | Due after 10 years | | |
|---|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Total |
| | (dollars in thousands) | | | | | | | | |
| Mortgage-backed securities (1) | $ 3,300 | 3.43% | $ 7,881 | 3.54% | $ — | 0.00% | $ — | 0.00% | $ 11,181 |
| Corporate bonds | — | 0.00% | — | 0.00% | 1,000 | 8.25% | — | 0.00% | 1,000 |
| State and political subdivisions | 120 | 3.10% | — | 0.00% | 99 | 4.80% | — | 0.00% | 219 |
| Total | $ 3,420 | 3.42% | $ 7,881 | 3.54% | $ 1,099 | 7.94% | $ — | 0.00% | $ 12,400 |

(1) The maturities for mortgage-backed securities are based on prepayment speed assumptions and the constant prepayment rate estimated by management based on the current interest rate environment. The assumption rates vary by the individual security.

The Company also uses its investment portfolio to manage its tax position. Depending upon projected levels of taxable income for the Company, periodic changes are made in the mix of tax-exempt and taxable securities to achieve optimum yields on a tax-equivalent basis. Average balances of obligations of state and political subdivisions (tax-exempt obligations) as a percentage of average total securities were 28.6%, 27.4%, and 22.2% at December 31, 2006, 2005 and 2004, respectively. Mercantile Investments, Inc., a Delaware corporation and subsidiary of MTSB, operates off shore to manage the bank's investment portfolio. Mercantile Investments, Inc. began operations in 2003, and its earnings for the years ended December 31, 2006, 2005 and 2004 are included in the Company's consolidated financial statements. Part of management's strategy in forming this subsidiary was to take advantage of current state tax laws that exclude income generated by off-shore subsidiaries from state taxable income.

*Loan Portfolio*

Although the Company provides full service banking, including deposits, safekeeping, trust and investment services, its core business is loans, as evidenced by approximately 73% of total revenue derived from lending activities. The Company's business strategy is to be a significant competitor in the markets it serves by providing a broad range of products, competitive pricing, convenient locations and state-of-the-art technology, while emphasizing superior customer service to establish long-term customer relationships. The primary lending focus is on loans to small- and medium-sized businesses, as well as residential mortgage loans.

The Company offers a full range of lending products, including commercial, real estate and consumer loans to individuals, businesses and professional organizations. The Company's subsidiary banks, other than Mid-America and Royal Palm, are located in predominantly rural areas of the Midwest, and most of the commercial loans are made to small- and medium-sized businesses, many in the agricultural industry or dependent on the agricultural economy. The Company also has a substantial investment in loans secured by real estate, both commercial and residential.

The principal economic risk associated with each category of loans is the creditworthiness of the borrower. General economic factors affecting a borrower's ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower's assets, clients, suppliers and employees. Many of the Company's loans are made to small- and medium-sized businesses that generally have fewer financial resources in terms of capital or borrowing capacity and are sometimes less able to withstand competitive, economic and financial pressures than larger borrowers. During periods of economic weakness, these businesses may be more adversely affected than larger enterprises. In addition, the financial condition of individual borrowers employed by these businesses can be negatively impacted. This may cause the Company to experience increased levels of nonaccrual or other problem loans, loan charge-offs and higher provision for loan losses.

In order to offset the risks inherent in lending to small- and medium-sized businesses in the Company's geographic area, the following strategies have been developed:

1) Limit potential concentrations to any one borrower or industry.
2) Expand the geographic region of the Company. If the areas in which the Company operates are broadened, then the negative impact of an economic downturn in one area will be lessened. The Company's acquisitions of Mid-America, Royal Palm and other equity interests in banks located in higher growth urban areas were done with the intent of reducing geographic risk and reliance on areas heavily dependent on agriculture.
3) Establish relationships with banks outside of the Company's geographic region in order to purchase commercial, residential real estate and commercial real estate loan participations. Although these banks are primarily in Illinois, Missouri and Iowa, the loan participations help to diversify the Company's geographic concentration in its loan portfolio.

The Company's loan approval policy provides for various levels of officer lending authority. When the amount of loans to a borrower exceeds the officer's lending limit, the loan request goes to either an officer with a higher limit or the Board of Directors loan committee for approval. Loan amounts are also subject to a variety of lending limits imposed by state and federal regulation. In general, a loan to any one borrower cannot exceed 25% of the subsidiary bank's statutory capital, with exceptions for loans that meet certain collateral guidelines. In addition to these regulatory limits, the Company's subsidiary banks impose upon themselves internal lending limits which are less than the prescribed legal limits, thus further reducing exposure to any single borrower.

As part of the Company's overall risk management process, a quarterly review of each subsidiary bank's loan portfolio is performed by a team of employees independent of the lending function. The primary objective of this review is to monitor adherence to loan policies, both regulatory and internal, and to measure the adequacy of the allowance for loan losses. This process helps to identify any problem areas, either in a particular borrower's financial condition, or in the bank's underwriting function, and assists the Board of Directors and management in focusing resources to address the problems before they result in financial loss to the Company.

Total loans, including loans held for sale, increased $172.0 million or 20.0% to $1.0 billion as of December 31, 2006 from $861.3 million as of December 31, 2005. This increase was the result of the November 2006 acquisition of Royal Palm, as well as internal growth at the Company's subsidiary banks, including purchases of participation loans from other banking organizations outside of the Company's direct market areas. The Company has seen its most significant growth in construction real estate loans, increasing $85.7 million or 128.3% to $152.6 million as of December 31, 2006 from $66.8 million as of December 31, 2005; commercial real estate mortgages, increasing $36.6 million or 23.7% to $190.7 million as of December 31, 2006 from $154.1 million as of December 31, 2005; and residential real estate mortgages, increasing $47.6 million or 21.7% to $267.2 million as of December 31, 2006 from $219.6 million as of December 31, 2005. The majority of the increase in construction real estate loans was due to the acquisition of Royal Palm, and to loans generated by Heartland, which benefited from a strong economy in the Kansas City area. The increase in commercial and residential mortgages was primarily attributable to the acquisition of Royal Palm. Total loans, including loans held for sale, increased $89.2 million or 11.6% to $861.3 million as of December 31, 2005 from $772.1 million as of December 31, 2004. This increase was the result of internal growth at the Company's subsidiary banks, including purchases of participation loans from other banking organizations outside of the Company's direct market areas. The most significant growth was in construction real estate loans, increasing $38.7 million or 137.7% to $66.8 million as of December 31, 2005 from $28.1 million as of December 31, 2004; residential real estate mortgages, increasing $22.1 million or 11.2% to $219.6 million as of December 31, 2005 from $197.6 million as of December 31, 2004, and in installment loans to individuals, increasing $20.1 million or 21.3% to $114.3 million as of December 31, 2005 from $94.2 million as of December 31, 2004. The majority of the increase in construction real estate loans and residential real estate mortgages was generated by Heartland, which experienced rapid growth due to a strengthening economy in the Kansas City area. The increase in installment loans to individuals was primarily generated by MTSB as a result of aggressive marketing of indirect loans through auto dealerships and stable economic conditions in the Quincy, Illinois market.

The loan portfolio includes a concentration of loans for commercial real estate amounting to approximately $416.3 million, $293.2 million, and $240.5 million as of December 31, 2006, 2005 and 2004, respectively. The commercial real estate loans are included in the real estate – farmland, real estate – construction and real estate – commercial amounts on the following table. The commercial real estate loans as of December 31, 2006, 2005 and 2004 include approximately $80.0 million, $78.3 million, and $59.2 million, respectively in loans that are collateralized by commercial real estate in the Quincy, Illinois geographic market. The Company does not have a dependence on a single customer or group of related borrowers. Generally, these loans are collateralized by assets of the borrowers. The loans are expected to be repaid from cash flows or from proceeds from the sale of selected assets of the borrowers. Credit losses arising from lending transactions for commercial real estate entities are comparable with the Company's credit loss experience on its loan portfolio as a whole.

The Company's executive officers and directors and their associates have been and, the Company anticipates will continue to be, customers of the Company's subsidiary banks in the ordinary course of business, which has included maintaining deposit accounts and trust and other fiduciary accounts and obtaining loans. Specifically, the Company's banks, principally MTSB, have granted various types of loans to the Company's executive officers and directors and entities controlled by them. As of December 31, 2006, the loans (a) were consistent with similar practices in the banking industry generally, (b) were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the banks' other customers, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

The following table summarizes the loan portfolio by type of loan as of the dates indicated:

| | December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | | 2003 | | 2002 | |
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| Commercial and financial | $167,687 | 16.24% | $180,906 | 21.00% | $179,380 | 23.23% | $154,405 | 24.02% | $150,849 | 24.81% |
| Agricultural | 57,393 | 5.55% | 59,325 | 6.89% | 54,181 | 7.02% | 50,507 | 7.86% | 51,708 | 8.50% |
| Real estate – farmland | 72,999 | 7.06% | 66,172 | 7.68% | 64,891 | 8.40% | 60,735 | 9.45% | 62,291 | 10.24% |
| Real estate – construction | 152,553 | 14.76% | 66,812 | 7.76% | 28,105 | 3.64% | 18,861 | 2.94% | 24,217 | 3.98% |
| Real estate – commercial | 190,724 | 18.46% | 154,132 | 17.90% | 153,766 | 19.92% | 113,861 | 17.72% | 100,414 | 16.51% |
| Real estate – mortgage (1) | 267,237 | 25.86% | 219,644 | 25.50% | 197,582 | 25.59% | 156,659 | 24.38% | 135,107 | 22.22% |
| Installment loans to individuals | 124,723 | 12.07% | 114,292 | 13.27% | 94,184 | 12.20% | 87,528 | 13.63% | 83,566 | 13.74% |
| Total loans (1) | 1,033,316 | 100.00% | 861,283 | 100.00% | 772,089 | 100.00% | 642,556 | 100.00% | 608,152 | 100.00% |
| Allowance for loan loss | 10,613 | | 8,082 | | 7,115 | | 5,830 | | 4,941 | |
| Total loans, including loans held for sale, net of allowance for loan loss | $1,022,703 | | $853,201 | | $764,974 | | $636,726 | | $603,211 | |

(1) Includes loans held for sale

The following table sets forth remaining maturities of selected loans (excluding real estate-farmland, real estate-mortgage loans and installment loans to individuals) at December 31, 2006:

| | 1 Year or Less | 1 to 5 Years | Over 5 Years | Total |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Commercial, financial, and agricultural | $ 138,630 | $ 60,383 | $ 26,067 | $ 225,080 |
| Real estate – construction | 152,553 | — | — | 152,553 |
| Total | $ 291,183 | $ 60,383 | $ 26,067 | $ 377,633 |
| Interest rate sensitivity of selected loans | | | | |
| Fixed rate | $ 127,449 | $ 49,490 | $ 6,812 | $ 183,751 |
| Adjustable rate | 163,734 | 10,893 | 19,255 | 193,882 |
| Total | $ 291,183 | $ 60,383 | $ 26,067 | $ 377,633 |

*Allowance for Loan Losses*

In originating loans, the Company recognizes that loan losses will be experienced and the risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for such loan. Management has established an allowance for loan losses which it believes is adequate to cover probable losses inherent in the loan portfolio. Loans are charged off against the allowance for loan losses when the loans are deemed to be uncollectible. Although the Company believes the allowance for loan losses is adequate to cover probable losses inherent in the loan portfolio, the amount of the allowance is based upon the judgment of management, and future adjustments may be necessary if economic or other conditions differ from the assumptions used by management in making the determinations.

Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the board of directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of the commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, and the present level of the allowance for loan losses.

A model is utilized to determine the specific and general portions of the allowance for loan losses. Through the loan review process, management assigns one of six loan grades to each loan, according to payment history, collateral values and financial condition of the borrower. The loan grades aid management in monitoring the overall quality of the loan portfolio. Specific reserves are allocated for loans in which management has determined that deterioration has occurred. In addition, a general allocation is made for each loan category in an amount determined based on general economic conditions, historical loan loss experience, and amount of past due loans. Management maintains the allowance based on the amounts determined using the procedures set forth above.

Loans internally categorized as "watch" list loans, which are the same as potential problem loans noted later, show warning elements where the present status portrays one or more deficiencies that require attention in the short-term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. These loans are reviewed to assist in assessing the adequacy of the allowance for loan losses. As of December 31, 2006, 2005 and 2004, watch list loans totaled $27.1 million, $17.2 million, and $25.6 million, respectively.

Loans internally classified as "substandard" or in the more severe categories of "doubtful" or "loss" are those loans that at a minimum have clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the debt. As of December 31, 2006, loans of $11.8 million were classified as substandard and $247 thousand were classified as doubtful, or 1.2% and .02%, respectively, of total loans. As of December 31, 2005, loans of $10.5 million were classified as substandard and $211 thousand were classified as doubtful, or 1.2% and .02%, respectively, of total loans. As of December 31, 2004, loans of $11.4 million were classified as substandard and $708 thousand were classified as doubtful, or 1.5% and .1%, respectively, of total loans. There was little change in the total of substandard loans, as a percentage of total loans, from December 31, 2004 to December 31, 2006. As of December 31, 2006, 2005 and 2004, there were no loans classified as loss.

The allowance for loan losses increased $2.5 million to $10.6 million as of December 31, 2006 from $8.1 million as of December 31, 2005. The increase for 2006 included Royal Palm's allowance for loan losses of $1.7 million at date of acquisition in November 2006. Provision for loan losses was $3.9 million and net charge-offs were $3.1 million for year ended December 31, 2006. The allowance for loan losses as a percent of total loans increased to 1.03% as of December 31, 2006 from .94% as of December 31, 2005. As a percent of nonperforming loans, the allowance for loan losses increased to 165.98% as of December 31, 2006 from 162.29% as of December 31, 2005.

The allowance for loan losses increased $967 thousand to $8.1 million as of December 31, 2005 from $7.1 million as of December 31, 2004. Provision for loan losses was $2.4 million and net charge-offs were $1.4 million for year ended December 31, 2005. The allowance for loan losses as a percent of total loans increased to .94% as of December 31, 2005 from .92% as of December 31, 2004. As a percent of nonperforming loans, the allowance for loan losses increased to 162.29% as of December 31, 2005 from 157.87% as of December 31, 2004.

The increases in the allowance for loan losses for the years ended December 31, 2006, 2005, and 2004 were the result of management's estimates of the amounts necessary to provide an adequate reserve against possible future charge-offs. The provision for loan losses represents the amount charged against earnings for each period that management determines based on growth and credit quality of the loan portfolio, and the volume of net charge-offs during the period. For the year ended December 31, 2006, the increase in the allowance for loan losses was due to growth of the loan portfolio, including the acquisition of Royal Palm, as well as an increase in net charge-offs. For the years ended December 31, 2005 and 2004, the increases in the allowance for loan losses were due to growth of the loan portfolio, plus an increase in net charge-offs in 2005. The ratio of allowance for loan losses to loans has gradually increased over that time frame from .92% to 1.03% percent.

The following table shows activity affecting the allowance for loan losses:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (dollars in thousands) | | | | |
| Average loans outstanding during year | $ 907,671 | $ 806,955 | $ 728,388 | $ 629,067 | $ 550,171 |
| Allowance for loan losses: | | | | | |
| Balance at beginning of year | $ 8,082 | $ 7,115 | $ 5,830 | $ 4,941 | $ 4,370 |
| **Loans charged-off:** | | | | | |
| Commercial and financial | 1,833 | 429 | 275 | 706 | 1,012 |
| Agricultural | 85 | 54 | 101 | 159 | 1,610 |
| Real estate – farmland | — | 80 | — | 16 | 23 |
| Real estate – construction | — | — | — | — | — |
| Real estate – commercial | 139 | 50 | — | — | — |
| Real estate – mortgage | 139 | 172 | 169 | 300 | 368 |
| Installment loans to individuals | 1,129 | 956 | 790 | 879 | 846 |
| Total charge-offs | 3,325 | 1,741 | 1,335 | 2,060 | 3,859 |
| **Recoveries:** | | | | | |
| Commercial and financial | 47 | 112 | 129 | 290 | 300 |
| Agricultural | 20 | 26 | 13 | 10 | 41 |
| Real estate – farmland | — | — | 34 | 17 | 23 |
| Real estate – construction | 1 | 2 | 5 | — | — |
| Real estate – commercial | 1 | 36 | 7 | 1 | 1 |
| Real estate – mortgage | 12 | 24 | 63 | 12 | 1 |
| Installment loans to individuals | 136 | 140 | 147 | 132 | 158 |
| Total recoveries | 217 | 340 | 398 | 462 | 524 |
| Net charge-offs | 3,108 | 1,401 | 937 | 1,598 | 3,335 |
| Provision for loan losses | 3,914 | 2,368 | 1,746 | 2,487 | 3,906 |
| Purchased allowance | 1,725 | — | 476 | — | — |
| Balance at end of year | $ 10,613 | $ 8,082 | $ 7,115 | $ 5,830 | $ 4,941 |
| Allowance for loan losses as a percent of total loans outstanding at year end (1) | 1.03% | 0.94% | 0.92% | 0.91% | 0.81% |
| Allowance for loan losses as a percent of total nonperforming loans | 165.98% | 162.29% | 157.87% | 111.84% | 120.63% |
| Ratio of net charge-offs to average total loans | 0.34% | 0.17% | 0.13% | 0.25% | 0.61% |

(1) Includes loans held for sale

The following table sets forth the allowance for loan losses by loan categories as of December 31 for each of the years indicated:

| | 2006 | | 2005 | | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | % of Loans to Total Loans* | Amount | % of Loans to Total Loans* | Amount | % of Loans to Total Loans* | Amount | % of Loans to Total Loans* | Amount | % of Loans to Total Loans* |
| Commercial and financial | $2,767,535 | 26.07% | $2,721,029 | 33.67% | $2,651,722 | 37.27% | $2,146,373 | 36.82% | $1,819,079 | 36.82% |
| Agricultural | 164,176 | 1.55% | 161,417 | 2.00% | 157,306 | 2.21% | 127,327 | 2.18% | 107,921 | 2.18% |
| Real estate – farmland | 649,073 | 6.12% | 673,040 | 8.33% | 559,708 | 7.87% | 107,272 | 1.84% | 136,372 | 2.76% |
| Real estate – construction | 1,910,323 | 18.00% | 460,234 | 5.69% | 282,651 | 3.97% | 241,362 | 4.14% | 272,743 | 5.52% |
| Real estate – commercial | 2,182,023 | 20.56% | 1,517,846 | 18.78% | 1,420,770 | 19.97% | 1,516,558 | 26.01% | 1,211,434 | 24.52% |
| Real estate – mortgage | 1,174,936 | 11.07% | 817,301 | 10.11% | 765,030 | 10.75% | 816,608 | 14.01% | 652,311 | 13.20% |
| Installment loans – consumer | 1,306,972 | 12.31% | 1,335,151 | 16.52% | 1,084,141 | 15.24% | 874,500 | 15.00% | 741,140 | 15.00% |
| Unallocated | 457,962 | 4.32% | 395,982 | 4.90% | 193,672 | 2.72% | — | 0.00% | — | |
| 0.00% | | | | | | | | | | |
| Total | $10,613,000 | 100.00% | $8,082,000 | 100.00% | $7,115,000 | 100.00% | $5,830,000 | 100.00% | $4,941,000 | 100.00% |
| *Total loans | 1,033,316,000 | | 857,648,000 | | 768,722,000 | | 637,937,000 | | 582,682,000 | |

*Non-Performing Assets*

It is management's policy to place loans on non-accrual status when interest or principal is 90 days or more past due. Such loans may continue on accrual status only if they are both well-secured and in the process of collection.

The following table sets forth information concerning non-performing assets at December 31 for each of the years indicated:

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (dollars in thousands) | | | | |
| Non-accrual loans (1) | | | | | |
| Commercial and financial | $ 429 | $ 1,504 | $ 1,471 | $ 1,173 | $ 168 |
| Agricultural | 473 | 223 | 6 | 886 | 1,089 |
| Real estate – farmland | 12 | 105 | 357 | 593 | 377 |
| Real estate – construction | 1,147 | — | 66 | — | — |
| Real estate – commercial | 2,083 | 417 | 208 | 104 | 346 |
| Real estate – mortgage | 1,040 | 839 | 596 | 740 | 506 |
| Installment loans to individuals | 213 | 544 | 353 | 433 | 685 |
| Total non-accrual loans (1) | 5,397 | 3,632 | 3,057 | 3,929 | 3,171 |
| Loans 90 days past due and still accruing | 993 | 1,342 | 1,009 | 1,274 | 870 |
| Restructured loans | 4 | 6 | 441 | 10 | 55 |
| Total nonperforming loans | 6,394 | 4,980 | 4,507 | 5,213 | 4,096 |
| Repossessed assets | 361 | 494 | 577 | 795 | 1,479 |
| Other assets acquired in satisfaction of debts previously contracted | — | — | — | — | — |
| Total nonperforming other assets | 361 | 494 | 577 | 795 | 1,479 |
| Total nonperforming loans and nonperforming other assets | $ 6,755 | $ 5,474 | $ 5,084 | $ 6,008 | $ 5,575 |
| Nonperforming loans to loans, before allowance for loan losses | 0.62% | 0.58% | 0.58% | 0.81% | 0.67% |
| Nonperforming loans and nonperforming other assets to loans, before allowance for loan losses | 0.65% | 0.64% | 0.66% | 0.94% | 0.92% |

(1) Interest income that would have been recorded in 2006 related to nonaccrual loans was $343 thousand, none of which is included in interest income or net income for 2006.

Total non-performing loans increased to $6.4 million as of December 31, 2006 from $5.0 million as of December 31, 2005, while total non-performing loans and non-performing other assets increased to $6.8 million as of December 31, 2006 from $5.5 million as of December 31, 2005. These increases were due to the November 2006 acquisition of Royal Palm, which at December 31, 2006 had $2.7 million in non-accrual loans. Management is confident that these loans can be monitored to prevent further deterioration in credit quality. Of the $2.7 million in non-accrual loans at Royal Palm at the end of 2006, $500 thousand was collected subsequent to December 31, 2006. Despite the increase in 2006, the level of non-performing loans and non-performing other assets as of December 31, 2006 is still below that experienced in 2003, and the overall economic condition of the Company's markets is stable. The ratio of non-performing loans to total loans increased to .62% as of December 31, 2006, from .58% as of December 31, 2005. The ratio of non-performing loans and non-performing other assets to total loans increased to .65% as of December 31, 2006 from .64% as of December 31, 2005.

Total non-performing loans increased to $5.0 million as of December 31, 2005 from $4.5 million as of December 31, 2004, while total non-performing loans and non-performing other assets increased to $5.5 million as of December 31, 2005 from $5.1 million as of December 31, 2004. These increases were due in part to growth of the loan portfolio during 2005, but also reflected deteriorating credit quality in certain commercial and individual borrowers. The ratio of non-performing loans to total loans, before allowance for loan losses, held steady at .58% as of December 31, 2004 and 2005. The ratio of non-performing loans and non-performing other assets to total loans, before allowance for loan losses, decreased to .64% as of December 31, 2005 from .66% as of December 31, 2004.

A loan is considered to be impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due. The accrual of interest income on impaired loans is discontinued when there is reasonable doubt as to the borrower's ability to meet contractual payments of interest or principal. Impaired loans are defined as all loans classified as "substandard", "doubtful" or "loss" by the Company. All non-performing loans were included in impaired loans as of December 31, 2006, 2005 and 2004. Impaired loans increased 10.2% to $12.1 million as of December 31, 2006 compared to $11.0 million as of December 31, 2005, primarily due to loan growth, as well as deteriorating credit quality in certain commercial borrowers at Farmers. Impaired loans decreased 9.1% to $11.0 million as of December 31, 2005 compared to $12.1 million as of December 31, 2004, primarily due to stronger performance in the agricultural sector of the economy which helped to improve the credit quality of several classified borrowers. The amount of impairment for impaired loans is measured on a loan-by-loan basis to determine exposure, if any, to be included in the allowance for loan losses. The amount of the impairment, if any, included in the allowance for loan losses is calculated either by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. The Company believes that it has adequately reserved for any potential loss on impaired loans. Interest income of $868 thousand, $944 thousand and $877 thousand was recognized on impaired loans on an accrual basis in 2006, 2005, and 2004, respectively, while interest income of $784 thousand, $963 thousand and $873 thousand was recognized on a cash basis for 2006, 2005 and 2004, respectively.

*Potential Problem Loans*

Potential problem loans, which are also referred to as watch list loans, are those loans which are not categorized as impaired, non-accrual, past due or restructured, but where current information indicates that the borrower may not be able to comply with present loan repayment terms. Further deterioration of the borrower's financial condition or the economy in general could cause such a loan to develop into a nonperforming loan. Identification as a potential problem loan is management's first level of warning, and provides for increased scrutiny and frequency of reviews by internal loan review personnel. While most non-performing loans were previously classified as potential problem loans, management believes that the increased attention devoted to these borrowers will allow for most to continue performing according to the original terms of the loans. Management assesses the potential for loss on such loans as it would with other problem loans. Management feels that these loans are substantially collateralized and has considered the effect of any potential loss in determining its allowance for possible loan losses. Potential problem loans totaled $27.1 million, $17.2 million, and $25.6 million at December 31, 2006, 2005 and 2004, respectively. The increase in potential problem loans in 2006 was primarily due to the November 2006 acquisition of Royal Palm, but also reflects management's aggressive monitoring of the portfolio at Farmers, where deteriorating credit quality of several commercial borrowers caused an increase in impaired loans, and at Royal Palm, in light of the potential for further softening of the real estate market in southwest Florida. There are no other loans identified which management reasonably expects will materially impact future operating results, liquidity or capital resources. There are no other credits identified about which management is aware of any information which causes management to have serious doubts as to the ability of such borrower(s) to comply with the loan repayment terms.

*Other Interest-Bearing Assets*

There are no other interest-bearing assets that are categorized as impaired.

*Other Assets*

Equity method investments in common stock decreased $3.0 million to $4.1 million as of December 31, 2006 as compared to $7.1 million as of December 31, 2005. The decrease was due to the July 2006 sale of the Company's interest in NorthStar Bancshares, Inc., in which the Company recognized a gain of $1.5 million, as well as adjustments to the carrying amounts to reflect the Company's share of the respective income of the equity method investments and amortization of the core deposit intangibles related to the investments. As of December 31, 2006 and 2005, core deposit intangibles included $585.8 thousand and $1.4 million, respectively, net of accumulated amortization, relating to the equity method investments in common stock.

Cost method investments in common stock decreased $160 thousand to $3.2 million as of December 31, 2006 as compared to $3.4 million as of December 31, 2005, due to the November 2006 sale of the Company's interest in GBC Bancorp, Inc., in which the Company recognized a gain of $2.8 million, partially offset by the 2006 purchase of 99,500 shares of the outstanding common stock of Premier Community Bank of the Emerald Coast, located in Crestview, Florida.

Cash surrender value of life insurance increased $2.2 million or 13.9% to $18.1 million as of December 31, 2006 compared to $15.9 million as of December 31, 2005, due to the November 2006 acquisition of Royal Palm, which had $1.6 million in cash surrender value of life insurance as of December 31, 2006, as well as earnings generated by the underlying policies on the lives of certain officers or former officers of the Company.

Premises and equipment increased $7.5 million or 40.8% to $25.7 million as of December 31, 2006 compared to $18.2 million as of December 31, 2005. This increase was primarily due to the November 2006 acquisition of Royal Palm, which had $3.2 million in premises and equipment as of December 31, 2006, as well as the partial construction of a new banking center for MTSB in Quincy, Illinois, of which $2.8 million had been expended as of December 31, 2006. These increases were partially offset by depreciation expense on existing facilities.

Goodwill increased $26.9 million to $32.1 million as of December 31, 2006 compared to $5.2 million as of December 31, 2005. This increase was primarily attributable to $26.6 million of goodwill purchased in the November 2006 acquisition of Royal Palm. Another $273 thousand of goodwill was acquired in the November 2006 merger of Security State Bank of Hamilton (previously a majority-owned subsidiary of the Company) with Marine Bank and Trust (a wholly-owned subsidiary of the Company). In the merger, Marine Bank purchased the remaining shares held by the minority shareholders of Hamilton, and the excess cost over book value of Hamilton was recorded as goodwill of the Company.

Other assets increased $2.4 million to $6.7 million as of December 31, 2006 from $4.3 million as of December 31, 2005. This increase was partially due to the November 2006 acquisition of Royal Palm, which had $675 thousand in other assets as of December 31, 2006. Approximately $375 thousand of the increase was due to the unamortized balance of the advanced compensation agreement entered into by Heartland as part of the employment agreement with its licensed securities broker, whereby Heartland prepaid commissions in a lump-sum payment in July 2006, and amortizes the payment to expense as earned. Another $880 thousand of the increase was attributable to the Company's investments in common stock of the trusts created to issue trust preferred securities as part of the financing for the Royal Palm acquisition, and approximately $180 thousand was due to increased payments of prepaid interest to auto dealerships through which the Company makes indirect installment loans. The remaining increase for 2006 was due to increases in various prepaid expense accounts.

*Deposits*

The Company's lending and investing activities are funded primarily by deposits. A variety of deposit accounts is available, with a wide range of interest rates, terms and product features. Deposits consist of noninterest-bearing demand, interest-bearing demand, savings, money market and time accounts. The Company relies primarily on competitive pricing policies and customer service to attract and retain these deposits.

Average total deposits (both interest-bearing and demand) increased $94.8 million or 10.5% as of December 31, 2006 to $997.7 million from $902.9 million as of December 31, 2005. As a percentage of average total deposits, there were increases in money market deposits, and time and brokered time deposits, and decreases in noninterest-bearing demand deposits, interest-bearing demand deposits and savings deposits. Average money market deposits increased to 12.5% for 2006 from 11.1% for 2005, and average time and brokered time deposits increased to 61.2% for 2006 from 60.3% for 2005. Average noninterest-bearing demand deposits decreased to 10.1% for 2006 from 10.3% for 2005, interest-bearing demand deposits decreased to 10.7% for 2006 from 12.3% for 2005 and average savings deposits decreased to 5.5% for 2006 from 6.0% for 2005. Approximately $38.0 million of the 2006 increase in average total deposits was generated by Heartland, which experienced rapid growth due to a strengthening economy in the Kansas City area, and approximately $17.7 million was attributable to the November 2006 acquisition of Royal Palm. The remainder of the increase was due to moderate growth at the Company's other subsidiary banks.

To attract both new deposit customers as well as new balances from existing customers, management continually researches its local markets to identify customer banking needs in order to develop new and re-designed products to meet those needs. Marketing campaigns are created to promote products from all categories of deposits and include new features on demand deposit accounts as well as revised rates and terms on interest-bearing accounts. The primary objective of these promotions is to provide funding for loan growth, reduce overall funding costs through growth of lower-priced savings and money market accounts (relative to time deposits) and generate a larger customer base from which to cross-sell other banking services. Management believes that the Company will continue to attract new customers and new deposit balances in the future by monitoring its customer needs to determine what products and services are required to stay competitive.

| | December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | | 2004 | | |
| | Average Balance | % Total | Average Rate | Average Balance | % Total | Average Rate | Average Balance | % Total | Average Rate |
| | (dollars in thousands) | | | | | | | | |
| Non-interest bearing demand deposits | $ 101,302 | 10.2% | 0.00% | $ 93,450 | 10.3% | 0.00% | $ 85,197 | 10.2% | 0.00% |
| Interest bearing demand deposit | 107,126 | 10.7% | 1.40% | 110,763 | 12.3% | 0.96% | 110,643 | 13.2% | 0.47% |
| Savings/Money market | 179,056 | 17.9% | 2.82% | 154,599 | 17.1% | 1.59% | 142,091 | 17.0% | 0.81% |
| Time deposits | 610,202 | 61.2% | 4.35% | 544,096 | 60.3% | 3.25% | 498,288 | 59.6% | 2.77% |
| Total | $ 997,686 | 100.0% | 3.69% | $ 902,908 | 100.0% | 2.62% | $ 836,219 | 100.0% | 2.06% |

| | December 31, | | | |
|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 |
| | (dollars in thousands) | | | |
| High month-end balance of total deposits | $ 1,166,814 | $ 944,672 | $ 875,344 | $ 770,043 |
| Low month-end balance of total deposits | 973,258 | 869,226 | 752,187 | 687,891 |

Time and brokered time deposits and other deposits of $100,000 and over at December 31, 2006 had the following maturities:

| | December 31, 2006 |
|---|---|
| | (dollars in thousands) |
| Under 3 months | $ 103,210 |
| 3 months to 6 months | 72,280 |
| 6 months to 12 months | 57,000 |
| Over 12 months | 43,000 |
| | $ 275,490 |

While a majority of the time and brokered time deposits in amounts of $100,000 or more will mature within 12 months, management expects that a significant portion of these deposits will be renewed. Historically, large time deposits have been stable and management is confident it can offer interest rates at the time of renewal that are competitive with other financial institutions.

*Short-term Borrowings*

The following table sets forth the distribution of short-term borrowings and weighted average interest rates thereon at the end of each of the last three years. Federal funds purchased and securities sold under agreements to repurchase generally represent overnight borrowing transactions. Other short-term borrowings consist of various demand notes and notes with maturities of less than one year.

| | Federal fund purchased and securities sold under agreements to repurchase | Other short-term borrowings | Short-term Federal Home Loan Bank borrowings |
|---|---|---|---|
| | (dollars in thousands) | | |
| **2006** | | | |
| Balance, December 31, 2006 | $ 24,553 | $ 1,785 | $ — |
| Weighted average interest rate at end of year | 4.82% | 5.04% | 0.00% |
| Maximum amount outstanding at any month end | $ 24,553 | $ 2,513 | $ 34,060 |
| Average daily balance | $ 22,481 | $ 995 | $ 9,418 |
| Weighted average interest rate during year (1) | 3.71% | 6.00% | 5.27% |
| **2005** | | | |
| Balance, December 31, 2005 | $ 15,315 | $ 1,122 | $ 16,150 |
| Weighted average interest rate at end of year | 3.53% | 4.00% | 4.30% |
| Maximum amount outstanding at any month end | $ 26,161 | $ 2,127 | $ 16,150 |
| Average daily balance | $ 15,598 | $ 976 | $ 2,582 |
| Weighted average interest rate during year (1) | 1.43% | 3.01% | 4.08% |
| **2004** | | | |
| Balance, December 31, 2004 | $ 13,830 | $ 2,069 | $ 5,482 |
| Weighted average interest rate at end of year | 2.00% | 1.95% | 2.47% |
| Maximum amount outstanding at any month end | $ 24,952 | $ 2,069 | $ 8,526 |
| Average daily balance | $ 14,407 | $ 846 | $ 4,548 |
| Weighted average interest rate during year (1) | 1.44% | 1.18% | 1.50% |

(1) The weighted average interest rate is computed by dividing total interest for the year by the average daily balance outstanding.

*Other Liabilities*

Other liabilities increased $1.6 million to $6.5 million as of December 31, 2006 from $5.0 million as of December 31, 2005. This increase was partially due to the November 2006 acquisition of Royal Palm, which had $127 thousand in other liabilities as of December 31, 2006. Approximately $1.1 million of the increase represented amounts payable for completed work on MTSB's new banking center under construction in Quincy, Illinois. Another $580 thousand of the increase was attributable to the liability of Marine Bank to the former minority shareholders of Security State Bank of Hamilton, in connection with the November 2006 merger of Hamilton into Marine Bank, and $212 thousand was due to the Company's adoption of FAS Statement No. 158, resulting in an adjustment of accrued post-retirement benefits to the full accumulated benefit obligation. These increases were partially offset by decreases in various accrued expense accounts.

*Liquidity*

Liquidity management is the process by which the Company ensures that adequate liquid funds are available to meet the present and future cash flow obligations arising in the daily operations of the business. These financial obligations consist of needs for funds to meet commitments to borrowers for extensions of credit, funding capital expenditures, withdrawals by customers, maintaining deposit reserve requirements, servicing debt, paying dividends to shareholders, and paying operating expenses.

The Company's only signed commitments for purchase or long-term obligations is a construction agreement, entered into on August 24, 2006 by MTSB, to build a $12.4 million banking facility in Quincy, Illinois. Construction began in October 2006 and is expected to be completed within one year. Of the total commitment of $12.4 million, approximately $2.4 million had been expended as of December 31, 2006.

The Company's most liquid assets are cash and due from banks, interest-bearing demand deposits, and federal funds sold. The balances of these assets are dependent on the Company's operating, investing, lending, and financing activities during any given period.

Average liquid assets are summarized in the table below:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (dollars in thousands) | | |
| Cash and due from banks | $ 25,153 | $ 23,387 | $ 22,752 |
| Interest-bearing demand deposits | 21,703 | 11,796 | 8,317 |
| Federal funds sold | 11,117 | 4,461 | 5,798 |
| Total | $ 57,973 | $ 39,644 | $ 36,867 |
| Percent of average total assets | 4.79% | 3.68% | 3.69% |

Liquid assets as of the dates noted are summarized in the table below:

| | December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (dollars in thousands) | | |
| Cash and due from banks | $ 28,854 | $ 27,761 | $ 24,356 |
| Interest-bearing demand deposits | 29,188 | 14,548 | 10,098 |
| Federal funds sold | 41,105 | 1,845 | 5,265 |
| Total | $ 99,147 | $ 44,154 | $ 39,719 |
| Percent of average total assets | 6.96% | 3.88% | 3.82% |

The Company's primary sources of funds consist of deposits, investment maturities and sales, loan principal repayment, sales of loans, and capital funds. Additional liquidity is provided by bank lines of credit and term debt, repurchase agreements, issuance of trust preferred securities and the ability to borrow from the Federal Reserve Bank and Federal Home Loan Bank. The Company has a variable rate operating line of credit with US Bank National Association in the amount of $15 million of which $8.8 million was available as of December 31, 2006. This line of credit had a balance of $6.2 million at December 31, 2006 and has been renewed until June 30, 2007. The line of credit has been used for subsidiary acquisitions and purchases of minority interests in other banking institutions.

The Company uses Federal Home Loan Bank advances primarily for funding loans at each of the Company's subsidiary banks as a lower-cost alternative to certain categories of time deposits and to fit various time intervals within the Company's overall rate-sensitivity position. At December 31, 2006 and 2005, the Company had $44.8 million and $37.5 million, respectively, of Federal Home Loan Bank advances which are secured by U.S. Government agency and mortgage-backed securities, residential real estate mortgage loans and all stock in the Federal Home Loan Bank owned by the Company. Interest rates on these advances at December 31, 2006 vary from 3.66% to 5.50%. Maturities begin in 2007 and continue through 2016. Of the total FHLB advances outstanding as of December 31, 2006, $34.5 million is callable beginning in 2007.

If a substantial portion of the FHLB advances were called, it would have an adverse effect on liquidity. However, the Company has the ability to replace those borrowings with new advances, at the prevailing interest rates and terms established by the FHLB. Other options would include additional federal funds borrowings, additional utilization of brokered time deposits, seasonal lines of credit at the Federal Reserve Bank and pledging unencumbered investment securities as collateral for FHLB borrowings. Based on the Company's internal policy limits, these other options provide an additional borrowing capacity of approximately $380 million as of December 31, 2006.

In August 2005, the Company issued $10.3 million of junior subordinated debentures to Mercantile Bancorp Capital Trust I ("Trust I"). Trust I was formed for the sole purpose of issuing its own non-voting cumulative preferred securities to one or more investors. The Company owns all of the voting securities of Trust I. Trust I issued $10 million of its cumulative preferred securities through a private placement offering on August 25, 2005 and invested the proceeds of its issuance in the Company's junior subordinated debentures. Consistent with the FRB's capital adequacy guidelines, the proceeds of Trust I's sale of its preferred securities will qualify as Tier I capital of the Company. The junior subordinated debentures have a fixed interest rate for approximately 10 years of 6.10%, which was the rate on December 31, 2006. Commencing November 25, 2015, the rate is equal to 3 month LIBOR plus 144 basis points. The junior subordinated debentures mature on August 25, 2035 and are callable, at the option of the Company, at par on or after November 23, 2010. Trust I's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust I's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.

In July 2006, the Company issued $20.6 million of junior subordinated debentures to Mercantile Bancorp Capital Trust II ("Trust II"). Trust II was formed for the sole purpose of issuing its own non-voting cumulative preferred securities to one or more investors. The Company owns all of the voting securities of Trust II. Trust II issued $20 million of its cumulative preferred securities through a private placement offering on July 13, 2006 and invested the proceeds of its issuance in the Company's junior subordinated debentures. Consistent with the FRB's capital adequacy guidelines, the proceeds of Trust II's sale of its preferred securities will qualify as Tier I capital of the Company. The junior subordinated debentures have a variable interest rate of LIBOR plus 1.65%, which was 7.02% on December 31, 2006. The rate resets quarterly. The junior subordinated debentures mature on July 13, 2036 and are callable, at the option of the Company, at par on or after July 13, 2011. Trust II's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of Trust II's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The Company used the proceeds of the junior subordinated debentures as partial financing for the acquisition of Royal Palm.

In July 2006, the Company issued $10.3 million of junior subordinated debentures to Mercantile Bancorp Capital Trust III ("Trust III"). Trust III was formed for the sole purpose of issuing its own non-voting cumulative preferred securities to one or more investors. The Company owns all of the voting securities of Trust III. Trust III issued $10 million of its cumulative preferred securities through a private placement offering on July 13, 2006 and invested the proceeds of its issuance in the Company's junior subordinated debentures. Consistent with the FRB's capital adequacy guidelines, the proceeds of Trust III's sale of its preferred securities will qualify as Tier I capital of the Company. The junior subordinated debentures have a fixed interest rate for approximately 5 years of 7.17%, which was the rate on December 31, 2006. Commencing September 13, 2011, the rate is equal to 3 month LIBOR plus 153 basis points. The junior subordinated debentures mature on July 13, 2036 and are callable, at the option of the Company, at par on or after July 13, 2011. Trust III's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust III's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The Company used the proceeds of the junior subordinated debentures as partial financing for the acquisition of Royal Palm.

On November 10, 2006, the Company executed a loan agreement with US Bank, N.A. in the amount of $15 million, to be used as partial financing for the acquisition of Royal Palm. Principal is payable in three installments of $375 thousand each, due on December 31, 2008, March 30, 2009 and June 30, 2009, with the remaining balance due on November 10, 2009. Interest is payable monthly at a floating rate equal to 1-month LIBOR plus 1.30%, reset monthly until maturity.

The Company uses derivative instruments to manage interest rate risk. During 2003, the Company entered into two interest rate swap agreements with a notional amount totaling $15 million. The interest rate swap agreements were used to hedge a pool of variable rate loans. The fair value of the derivatives was $238 thousand at December 31, 2005, and was recorded as a liability in the financial statements. These agreements matured in 2006.

As indicated in the table above, average liquid assets increased 46.2% to $58.0 million as of December 31, 2006 from $39.6 million in 2005, which increased 7.5% from $36.9 million in 2004. As a percent of average total assets, average liquid assets increased to 4.79% in 2006 from 3.68% in 2005, which had decreased from 3.69% in 2004. The increase in average liquid assets during 2006 was primarily attributable to the November 2006 acquisition of Royal Palm, plus additional liquidity as a result of the timing of the financing for the Royal Palm acquisition. The junior subordinated debentures used to partially fund the Royal Palm purchase were issued in July 2006 in order to lock in favorable interest rates. However, the Royal Palm acquisition didn't close until November, causing an increase in short-term investable funds for period prior to closing. Management is confident that the current level of liquid assets is adequate to meet anticipated cash flow obligations.

An additional source of liquidity that can be managed for short-term and long-term needs is the Company's ability to securitize or package loans (primarily mortgage loans) for sale. The Company sold $38.8 million in mortgage loans during 2006, $32.5 million during 2005, and $36.6 million during 2004. As of December 31, 2006 and 2005 the Company carried $1.7 million and $3.6 million, respectively, in loans held for sale that management intends to sell during the next 12 months.

The Company also realized steady growth in loans held for investment during 2006 and 2005. This loan growth was funded primarily through deposit growth.

The objective of liquidity management by the Company is to ensure that funds will be available to meet demand in a timely and efficient manner. Based upon the level of investment securities that reprice within 30 days and 90 days, management currently believes that adequate liquidity exists to meet all projected cash flow obligations.

The Company achieves a satisfactory degree of liquidity through actively managing both assets and liabilities. Asset management guides the proportion of liquid assets to total assets, while liability management monitors future funding requirements and prices liabilities accordingly.

The Company's deposit base is stable, and has demonstrated consistent growth. While a majority of the time deposits in amounts of $100,000 or more will mature within 12 months, management expects that a significant portion of these deposits will be renewed. Historically, large time deposits have been stable and management is confident it can offer interest rates at the time of renewal that are competitive with other financial institutions. If a significant portion of the certificates of deposit were not renewed, it would have an adverse effect on liquidity. However, the Company has other available funding sources, including purchased funds from correspondent banks and Federal Home Loan Bank advances, to mitigate this risk.

As of December 31, 2006, the total amount of time and brokered time deposits scheduled to mature in the following 12 months was approximately $514.7 million. Long-term debt and related interest payments due in the following 12 months was approximately $15.8 million. Operating lease payments due in the next 12 months total approximately $240 thousand. The Company believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on time and brokered time deposits to retain deposits in changed interest environments. If the Company requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank are available as an additional source of funds.

The following table presents additional information about contractual obligations as of December 31, 2006, which by their terms have contractual maturity and termination dates subsequent to December 31, 2006:

| | Next 12 Months | 13-36 Months | 37-60 Months | More than 60 Months | Totals |
|---|---|---|---|---|---|
| | (dollars in thousands) | | | | |
| **Contractual obligations:** | | | | | |
| Certificates of deposit | $ 514,715 | $ 136,627 | $ 53,396 | $ 1,695 | $ 706,433 |
| Long-term borrowing (1) | 9,510 | 36,000 | 13,000 | 48,739 | 107,249 |
| Interest payments on long-term borrowings | 6,298 | 9,900 | 5,961 | 4,029 | 26,188 |
| Minimum operating lease commitments | 240 | 420 | 278 | 126 | 1,064 |
| Totals | $ 530,763 | $ 182,947 | $ 72,635 | $ 54,589 | $ 840,934 |

(1) The long-term borrowings include: Federal Home Loan Bank advances totaling $44.8 million at fixed rates ranging from 3.66% to 5.50%; bank notes payable totaling $21.2 million at variable rates of interest ranging from 6.62% to 6.75% at December 31, 2006; junior subordinated debentures totaling $10.3 million at a fixed rate of 6.10% until November 2015; junior subordinated debentures totaling $10.3 million at a fixed rate of 7.17% until September 2011; and junior subordinated debentures totaling $20.6 million at a variable rate of 7.02% at December 31,2006.

As of December 31, 2006, the Company had open-end lines of credit with approximately $201.4 million available to be drawn upon and approximately $10.5 million in unfunded letters of credit. The following table presents additional information about unfunded commitments as of December 31, 2006, which by their terms have contractual maturity dates subsequent to December 31, 2006:

| | Next 12 Months | 13-36 Months | 37-60 Months | More than 60 Months | Totals |
|---|---|---|---|---|---|
| | (dollars in thousands) | | | | |
| **Unfunded commitments:** | | | | | |
| Letters of credit | $ 7,650 | $ 237 | $ — | $ 2,570 | $ 10,457 |
| Lines of credit | 149,340 | 25,876 | 20,529 | 5,658 | 201,403 |
| Totals | $ 156,990 | $ 26,113 | $ 20,529 | $ 8,228 | $ 211,860 |

Included in the total outstanding unused lines of credit of $201.4 million as of December 31, 2006 were commercial lines of $180 million and consumer lines of $21.5 million.

The Company's banking subsidiaries routinely enter into commitments to extend credit in the normal course of their business. At December 31, 2006, the Company had outstanding commitments to originate loans aggregating approximately $3.7 million. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $442 thousand at December 31, 2006 with the remainder at floating market rates. The balance of commitments to extend credit represents future cash requirement and some of these commitments may expire without being drawn upon. The Company anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments.

The Company believes that it has adequate resources to fund all of its commitments.

### *Rate Sensitive Assets and Liabilities*

Interest rate sensitivity is a measure of the volatility of the net interest margin as a consequence of changes in market rates. The rate-sensitivity chart shows the interval of time in which given volumes of rate-sensitive earning assets and rate-sensitive interest-bearing liabilities would be responsive to changes in market interest rates based on their contractual maturities or terms for repricing. It is, however, only a static, single-day depiction of the Company's rate sensitivity structure, which can be adjusted in response to changes in forecasted interest rates.

The following table sets forth the static rate-sensitivity analysis of the Company as of December 31, 2006:

| | Rate Sensitive Within | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | Thereafter | Total | Fair Value |
| | (dollars in thousands) | | | | | | | |
| Interest bearing deposits | $ 29,188 | $ — | $ — | $ — | $ — | $ — | $ 29,188 | $ 29,188 |
| Federal funds sold | 41,105 | — | — | — | — | — | 41,105 | 41,105 |
| Securities | | | | | | | | |
| U.S. treasuries and agencies | 3,054 | 2,454 | 2,438 | — | — | 546 | 8,492 | 8,440 |
| Mortgage-backed securities | 54,036 | 44,482 | 8,803 | — | — | — | 107,321 | 107,096 |
| State and political subdivisions | 5,710 | 5,203 | 6,112 | 3,901 | 7,214 | 21,860 | 50,000 | 49,580 |
| Corporate bonds | — | — | — | — | 1,500 | 10,500 | 12,000 | 11,997 |
| Equity securities | 10,212 | — | — | — | — | — | 10,212 | 11,347 |
| Loans and loans held for sale | 544,016 | 130,253 | 107,629 | 81,196 | 60,319 | 109,903 | 1,033,316 | 1,025,027 |
| Total rate-sensitive assets | $ 687,321 | $ 182,392 | $ 124,982 | $ 85,097 | $ 69,033 | $ 142,809 | $ 1,291,634 | $ 1,283,780 |
| Interest bearing transaction deposits | $ 16,584 | $ 14,155 | $ 5,961 | $ 29,847 | $ 16,155 | $ 34,348 | $ 117,050 | $ 117,050 |
| Savings deposits | 40,278 | 16,997 | 6,421 | — | — | — | 63,696 | 63,696 |
| Money market deposits | 140,372 | 20,691 | 6,703 | 738 | — | — | 168,504 | 168,504 |
| Time and brokered time deposits | 514,715 | 81,141 | 55,486 | 47,166 | 6,230 | 1,695 | 706,433 | 702,381 |
| Short-term borrowings | 26,338 | — | — | — | — | — | 26,338 | 26,338 |
| Long-term debt | 9,510 | 21,375 | 14,625 | 5,000 | 8,000 | 48,739 | 107,249 | 107,639 |
| Total rate-sensitive liabilities | $ 747,797 | $ 154,359 | $ 89,196 | $ 82,751 | $ 30,385 | $ 84,782 | $ 1,189,270 | $ 1,185,608 |
| Rate sensitive assets – rate sensitive liabilities | $ (60,476) | $ 28,033 | $ 35,786 | $ 2,346 | $ 38,648 | $ 58,027 | $ 102,364 | $ 98,172 |
| Cumulative Gap | $ (60,476) | $ (32,443) | $ 3,343 | $ 5,689 | $ 44,337 | $ 102,364 | | |
| Cumulative amounts as % of total rate-sensitive assets | (4.68)% | (2.51)% | 0.26% | 0.44% | 3.43% | 7.93% | | |
| Cumulative Ratio | 0.92 | 0.96 | 1.00 | 1.01 | 1.04 | 1.09 | | |

The foregoing table shows a negative (liability-sensitive) rate-sensitivity gap for the 1-year repricing category, with a positive (asset-sensitive) gap for all other categories. The negative gap in the 1-year category results from having more liabilities subject to repricing during that particular time period than assets subject to repricing during the same time period. Beyond the 1-year category, the volume of assets subject to repricing exceeds the volume of liabilities subject to repricing, resulting in a positive gap. On a cumulative basis, which assumes that as assets and liabilities are repriced, they are either retained in the same category or replaced by instruments with similar characteristics, the gap is liability-sensitive in both the 1-year and 1-2 year categories, with an asset-sensitive gap in each repricing category beyond 1-2 years. The Company's cumulative liability-sensitive gap structure in the 1-year and 1-2 year categories (which are the time frames the Company devotes most of its attention to in its funds management function) will allow net interest margin to grow if interest rates decrease during the respective time frames as costs on interest-bearing liabilities would decline at a faster pace than the yields on interest-bearing liabilities.

The funds management policies of the Company require the subsidiary banks to monitor their rate-sensitivity positions so that net interest income over the next twelve months will not be reduced by more than 10% given a change in interest rates of up to 200 basis points (plus or minus). As of December 31, 2006, management feels that the banks and the Company, on a consolidated basis, are within those guidelines.

*Capital Resources*

Other than the issuance of common stock, the Company's primary source of capital is net income retained by the Company. During the year ended December 31, 2006, the Company earned $10.3 million and paid dividends of $1.9 million to stockholders resulting in retention of current earnings of $8.4 million. During the years ended December 31, 2005 and 2004, the Company earned $9.5 million and $8.3 million and paid dividends to stockholders of $1.8 million and $1.5 million resulting in a retention of current earnings of $7.7 million and $6.8 million, respectively.

The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies and their subsidiary banks. Risk-based capital ratios are established by allocating assets and certain off-balance sheet commitments into four risk-weighted categories. These balances are then multiplied by the factor appropriate for that risk-weighted category. The guidelines require bank holding companies and their subsidiary banks to maintain a total capital to total risk-weighted asset ratio of not less than 8.00%, of which at least one half must be Tier 1 capital, and a Tier 1 leverage ratio of not less than 4.00%. As of December 31, 2006, the Company had a total capital to total risk-weighted asset ratio of 10.9%, a Tier 1 capital to risk-weighted asset ratio of 9.7% and a Tier 1 leverage ratio of 8.1%. As of December 31, 2005, the Company had a total capital to total risk-weighted asset ratio of 11.8%, a Tier 1 capital to risk-weighted asset ratio of 10.9% and a Tier 1 leverage ratio of 9.4%. The decrease in the capital ratios from 2005 to 2006 was primarily due to the increase in assets associated with the November 2006 acquisition of Royal Palm. Despite the decreases, the Company exceeds the regulatory capital guidelines. Likewise, the individual ratios for each of the Company's bank subsidiaries also exceed the regulatory guidelines.

Without prior approval, the subsidiary banks are restricted as to the amount of dividends that they may declare to the balance of the retained earnings account, adjusted for defined bad debts. The banks' retained earnings available for dividends to the Company at December 31, 2006 and 2005 totaled $51.7 million and $46.5 million, respectively. As a practical matter, the subsidiary banks restrict dividends to a lesser amount because of the desire to maintain an adequate capital structure. Despite these restrictions, management feels that it has sufficient resources available to meet its capital and funding needs.

*Regulatory Considerations*

It is management's belief that there are no current recommendations by the regulatory authorities that, if implemented, would have a material effect on the Company's liquidity, capital resources, or operations.

*Accounting Pronouncements*

In September 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) No. 06-4, Postretirement Benefits Associated with Split-Dollar Life Insurance (EITF 06-4). EITF 06-4 requires deferred-compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of the adoption of EITF 06-4 on its financial condition, results of operations and cash flows.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For information regarding the market risk of Mercantile Bancorp, Inc.'s financial instruments, see Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Rate Sensitive Assets and Liabilities. Mercantile Bancorp, Inc.'s principal market risk exposure is to interest rates.

## Item 8. Financial Statements and Supplementary Data

The financial statements, the reports thereon, and the notes thereto commence at page 86 of this Annual Report on Form 10-K.

### Consolidated Quarterly Financial Data

| | 2006 | | | |
|---|---|---|---|---|
| | December 31 | September 30 | June 30 | March 31 |
| | (dollars in thousands, except per share data) | | | |
| Interest income | $ 21,862 | $ 19,730 | $ 17,884 | $ 16,674 |
| Interest expense | 11,815 | 10,355 | 8,522 | 7,722 |
| Net interest income | 10,047 | 9,375 | 9,362 | 8,952 |
| Provision for loan losses | 1,654 | 857 | 768 | 635 |
| Noninterest income | 5,388 | 3,758 | 2,449 | 2,335 |
| Noninterest expense | 8,563 | 7,735 | 7,533 | 7,785 |
| Minority interest | 207 | 199 | 161 | 225 |
| Income before income taxes | 5,011 | 4,342 | 3,349 | 2,642 |
| Income taxes | 1,787 | 1,420 | 1,100 | 718 |
| Net income | $ 3,224 | $ 2,922 | $ 2,249 | $ 1,924 |
| Basic earnings per share | 0.55 | 0.50 | 0.38 | 0.33 |

| | 2005 | | | |
|---|---|---|---|---|
| | December 31 | September 30 | June 30 | March 31 |
| | (dollars in thousands, except per share data) | | | |
| Interest income | $ 16,269 | $ 15,390 | $ 14,584 | $ 13,527 |
| Interest expense | 6,951 | 6,479 | 5,725 | 5,183 |
| Net interest income | 9,318 | 8,911 | 8,869 | 8,344 |
| Provision for loan losses | 688 | 451 | 680 | 549 |
| Noninterest income | 2,420 | 2,158 | 1,985 | 1,984 |
| Noninterest expense | 7,267 | 7,060 | 6,638 | 6,852 |
| Minority interest | 119 | 302 | 133 | 94 |
| Income before income taxes | 3,664 | 3,256 | 3,403 | 2,833 |
| Income taxes | 1,201 | 634 | 1,001 | 816 |
| Net income | $ 2,463 | $ 2,622 | $ 2,402 | $ 2,017 |
| Basic earnings per share | 0.42 | 0.45 | 0.41 | 0.34 |

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the three years ended December 31, 2006.

**Item 9A. Controls and Procedures**

**Disclosure Controls and Procedures**

The Company's management carried out an evaluation, under the supervision and with the participation of the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2006. Based upon that evaluation, the chief executive officer along with the chief financial officer concluded that the Company's disclosure controls and procedures as of December 31, 2006, are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings under the Exchange Act.

**Management Report on Internal Control Over Financial Reporting**

The management of Mercantile Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Mercantile Bancorp, Inc.'s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Because of those inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2006, the company's internal control over financial reporting is effective based on those criteria.

The Company acquired Royal Palm Bancorp, Inc. and its subsidiary, Royal Palm Bank of Florida (Royal Palm), on November 10, 2006. Management has excluded from its assessment of the effectiveness of Mercantile Bancorp, Inc.'s internal control over financial reporting as of December 31, 2006, Royal Palm's internal control over financial reporting included in the consolidated financial statements of Mercantile Bancorp, Inc. for the period November 10 through December 31, 2006. While the acquisition was considered material to the Company, it did not result in a material change in our internal controls over financial reporting.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

March 8, 2007

/s/ Ted T. Awerkamp
Ted T. Awerkamp

President and Chief Executive Officer

/s/ Michael P. McGrath
Michael P. McGrath

Executive Vice President, Treasurer, Secretary and Chief Financial Officer

**Report of Independent Registered Public Accounting Firm**

Audit Committee, Board of Directors and Stockholders
Mercantile Bancorp, Inc.
Quincy, Illinois

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Mercantile Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Mercantile Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Mercantile Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired Royal Palm Bancorp, Inc. and its subsidiary, Royal Palm Bank of Florida (Royal Palm), on November 10, 2006. Management excluded from its assessments of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, Royal Palm's internal control over financial reporting in the consolidated financial statements of Mercantile Bancorp, Inc. for the period of November 10, 2006 through December 31, 2006. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Royal Palm from the period of November 10, 2006 to December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Mercantile Bancorp, Inc. and our report dated March 8, 2007 expressed an unqualified opinion thereon.

/s/ **BKD, LLP**

Decatur, Illinois
March 8, 2007

**Changes in Internal Control Over Financial Reporting**

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 9B. Other Information**

None.

## PART III

### Item 10. Directors and Executive Officers of the Company and Corporate Governance

For information on the executive officers of the Company, please see Part I of this Form 10-K under the caption Item 4A – "Executive Officers of Registrant" which is incorporated herein by reference in response to this item. Also, the Company incorporates herein by reference the information set forth under the captions "Election of Directors", "Ratification of Selection of Independent Auditors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in the Company's definitive proxy statement for its 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission ("2007 Proxy Statement"). The Company's Board of Directors has adopted a Code of Ethics for senior executive, financial and accounting officers, among other persons, which was filed as Exhibit 14.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

### Item 11. Executive Compensation

The information under the captions "Executive Compensation and Other Information", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the 2007 Proxy Statement are incorporated herein by reference in response to this item.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the caption "Ownership of Common Stock by Management and Principal Shareholders" in the 2007 Proxy Statement is incorporated herein by reference in response to this item.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information under the captions "Interests of Directors and Officers in Certain Transactions" and "Corporate Governance – Director Independence" in the 2007 Proxy Statement are incorporated herein by reference in response to this item.

### Item 14. Principal Accounting Fees and Services

The information under the caption "Principal Accounting Fees and Services" in the 2007 Proxy Statement is incorporated herein by reference in response to this item.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements

Reference is made to the consolidated financial statements, reports thereon, and notes thereto commencing at page 86 of this Annual Report on Form 10-K. A list of such consolidated financial statements is set forth below:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2006 and 2005
Consolidated Statements of Income for the Years Ended December 31, 2006, 2005, and 2004
Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2006, 2005, and 2004
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005, and 2004

Notes to Consolidated Financial Statements

(b) Exhibits – See Exhibit Index

(c) There are no financial statement schedules filed herewith.

## SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCANTILE BANCORP, INC.
(Registrant)

By: /s/ Ted T. Awerkamp
Name: Ted T. Awerkamp
Title: President and Chief Executive Officer
Dated: March 15, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
| --- | --- | --- |
| /s/ Ted T. Awerkamp<br>Ted T. Awerkamp | President and Chief Executive Officer<br>(principal executive officer) | March 15, 2007 |
| /s/ Michael P. McGrath<br>Michael P. McGrath | Executive Vice President, Treasurer, Secretary<br>and Chief Financial Officer<br>(principal financial officer/principal accounting officer) | March 15, 2007 |
| /s/ Ted T. Awerkamp<br>Ted T. Awerkamp | Director | March 15, 2007 |
| /s/ Dan S. Dugan<br>Dan S. Dugan | Chairman, Director | March 15, 2007 |
| /s/ Michael J. Foster<br>Michael J. Foster | Director | March 15, 2007 |
| /s/ William G. Keller<br>William G. Keller, Jr. | Director | March 15, 2007 |
| /s/ Frank H. Musholt<br>Frank H. Musholt | Director | March 15, 2007 |
| /s/ Dennis M. Prock<br>Dennis M. Prock | Director | March 15, 2007 |
| /s/ Walter D. Stevenson<br>Walter D. Stevenson, III | Director | March 15, 2007 |

| Exhibit Number | Description of Exhibit |
|---|---|
| 3.1 | Certificate of Incorporation of Mercantile Bancorp, Inc., as amended, filed with the Registration Statement on Form 10 dated May 12, 2004 (File No. 000-50757)(the "Registration Statement"), under the same exhibit number. |
| 3.2 | Bylaws of Mercantile Bancorp, Inc., as amended, filed on March 15, 2007 with the Form 10-K for the year ended December 31, 2006. |
| 4.1 | Shareholder Rights Agreement dated July 9, 1999 between the Company and Mercantile Trust & Savings Bank, filed under same exhibit number with the Registration Statement. |
| 4.2 | Amendment to Shareholder Rights Agreement dated May 15, 2000 between the Company and Mercantile Trust & Savings Bank, filed under same exhibit number with the Registration Statement. |
| 10.1† | Amendment in its Entirety to Employment Agreement dated December 19, 2005, between Mercantile Bancorp, Inc. and Mercantile Trust & Savings Bank and Dan S. Dugan, filed as Exhibit 10.1 with the Form 10-K for the fiscal year ended December 31, 2005. |
| 10.2† | Executive Employee Salary Continuation Agreement dated December 8, 1994 between Mercantile Trust & Savings Bank and Dan S. Dugan, filed as Exhibit 10.3 with the Registration Statement. |
| 10.3† | Amendment to Dugan Executive Employee Salary Continuation Agreement dated April 26, 2004, filed as Exhibit 10.4 with the Registration Statement. |
| 10.4 | Second Amendment to Dugan Executive Employee Salary Continuation Agreement dated December 29, 2006, filed as Exhibit 10.1 to a Current Report on Form 8-K filed January 5, 2007. |
| 10.5† | Executive Employee Salary Continuation Agreement dated December 8, 1994 between Mercantile Trust & Savings Bank and Ted T. Awerkamp, filed as Exhibit 10.5 with the Registration Statement. |
| 10.6† | Amendment to Awerkamp Executive Employee Salary Continuation Agreement dated April 26, 2004, filed as Exhibit 10.6 with the Registration Statement. |
| 10.7 | Mercantile Bancorp, Inc. Profit Sharing Plan and Trust, filed as Exhibit 10.7 with the Registration Statement. |
| 10.8 | 401(k) Plan Adoption Agreement, filed as Exhibit 10.8 with the Registration Statement. |
| 10.9 | Amendment to the Profit Sharing Plan and Trust, filed as Exhibit 10.9 with the Registration Statement. |
| 10.10 | Consulting Agreement dated March 2, 2007 between Mercantile Bancorp, Inc. and Dan S. Dugan, filed as Exhibit 10.1 to a Current Report on Form 8-K filed March 7, 2007. |
| 10.11 | Third Amended and Restated Term Loan Agreement dated November 10, 2006 by and between Mercantile Bancorp, Inc., Borrower and U.S. Bank National Association, formerly known as Firstar Bank, N.A., Lender, filed as Exhibit 10.1 with the Periodic Report on Form 10-Q for the quarter ended September 30, 2006 (the "Third Quarter Form 10-Q"). |
| 10.12 | Construction Agreement dated August 24, 2006 by and between Mercantile Trust & Savings Bank, Owner and Clayco, Inc., Contractor, filed as Exhibit 10.2 with the Third Quarter Form 10-Q. |
| 10.13 | General Conditions of the Contract for Construction by and between Mercantile Trust & Savings Bank, Owner and Clayco, Inc., Contractor, filed as Exhibit 10.3 with the Third Quarter Form 10-Q. |

| | |
|---|---|
| 14.1 | Code of Ethics, filed under same exhibit number with Annual Report on Form 10-K for fiscal year ended December 31, 2004. |
| 21.1 | Subsidiaries of registrant, filed herewith. |
| 31.1 | Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, filed herewith |
| 31.2 | Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, filed herewith |
| 32.1 | Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, filed herewith |
| 32.2 | Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, filed herewith |

†Management contract or compensatory plan or arrangement.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**Report of Independent**
**Registered Public Accounting Firm**

Audit Committee,
Board of Directors and Stockholders
Mercantile Bancorp, Inc.
Quincy, Illinois

We have audited the accompanying consolidated balance sheets of Mercantile Bancorp, Inc. (Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Bancorp, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Mercantile Bancorp, Inc.'s internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control – Integrated Frame Work* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSD) and our report dated March 8, 2007 expressed unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

/s/ **BKD, LLP**

Decatur, Illinois
March 8, 2007

**Mercantile Bancorp, Inc.**
**Consolidated Balance Sheets**
**December 31, 2006 and 2005**
**(in thousands, except share data)**

**Assets**

| | 2006 | 2005 |
|---|---|---|
| Cash and due from banks | $ 28,854 | $ 27,761 |
| Interest-bearing demand deposits | 29,188 | 14,548 |
| Federal funds sold | 41,105 | 1,845 |
| Cash and cash equivalents | 99,147 | 44,154 |
| Available-for-sale securities | 176,179 | 150,196 |
| Held-to-maturity securities | 12,400 | 14,870 |
| Loans held for sale | 1,660 | 3,635 |
| Loans, net of allowance for loan losses of $10,613 and $8,082 at December 31, 2006 and 2005 | 1,021,043 | 849,566 |
| Interest receivable | 10,277 | 7,896 |
| Foreclosed assets held for sale, net | 291 | 341 |
| Federal Home Loan Bank stock | 5,699 | 5,432 |
| Equity method investments in common stock | 4,119 | 7,105 |
| Cost method investments in common stock | 3,190 | 3,350 |
| Deferred income taxes | 3,071 | 4,254 |
| Mortgage servicing rights | 994 | 1,018 |
| Cash surrender value of life insurance | 18,143 | 15,930 |
| Premises and equipment | 25,693 | 18,242 |
| Goodwill | 32,120 | 5,208 |
| Core deposit and other intangibles | 2,110 | 2,360 |
| Other | 6,691 | 4,267 |
| Total assets | $ 1,422,827 | $ 1,137,824 |

**Liabilities and Stockholders' Equity**

| | 2006 | 2005 |
|---|---|---|
| **Liabilities** | | |
| Deposits | | |
| Demand | $ 111,131 | $ 104,320 |
| Savings, NOW and money market | 349,250 | 264,008 |
| Time | 551,688 | 450,336 |
| Brokered time | 154,745 | 127,465 |
| Total deposits | 1,166,814 | 946,129 |
| Interest rate swaps at fair value | — | 238 |
| Short-term borrowings | 26,338 | 32,587 |
| Long-term debt | 66,010 | 41,410 |
| Junior subordinated debentures | 41,239 | 10,310 |
| Interest payable | 6,039 | 3,134 |
| Other | 6,531 | 4,967 |
| Total liabilities | 1,312,971 | 1,038,775 |
| **Commitments and Contingent Liabilities** | | |
| **Minority Interest** | 9,198 | 7,561 |
| **Stockholders' Equity** | | |
| Common stock, $0.42 par value; authorized 12,000,000 shares; Issued — 5,924,790 shares Outstanding — 5,831,745 and 5,848,245 shares at December 31, 2006 and 2005 | 2,469 | 2,469 |
| Additional paid-in capital | 13,142 | 12,924 |
| Retained earnings | 86,648 | 78,200 |
| Accumulated other comprehensive income (loss) | 23 | (848) |
| | 102,282 | 92,745 |
| Treasury stock, at cost | | |
| Common; 93,045 shares and 76,545 shares at December 31, 2006 and 2005 | (1,624) | (1,257) |
| Total stockholders' equity | 100,658 | 91,488 |
| Total liabilities and stockholders' equity | $ 1,422,827 | $ 1,137,824 |

See Notes to Consolidated Financial Statements

**Mercantile Bancorp, Inc.**

**Consolidated Statements of Income**

**Years Ended December 31, 2006, 2005 and 2004**

**(in thousands, except share data)**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Interest and Dividend Income** | | | |
| Loans | | | |
| Taxable | $ 66,152 | $ 51,767 | $ 42,015 |
| Tax exempt | 908 | 720 | 556 |
| Securities | | | |
| Taxable | 5,774 | 4,791 | 5,149 |
| Tax exempt | 1,783 | 1,775 | 1,553 |
| Federal funds sold | 577 | 134 | 84 |
| Dividends on Federal Home Loan Bank Stock | 189 | 235 | 259 |
| Deposits with financial institutions and other | 767 | 358 | 170 |
| Total interest and dividend income | 76,150 | 59,780 | 49,786 |
| **Interest Expense** | | | |
| Deposits | 33,071 | 21,185 | 15,476 |
| Short-term borrowings | 1,389 | 676 | 286 |
| Long-term debt and junior subordinated debentures | 3,954 | 2,477 | 2,231 |
| Total interest expense | 38,414 | 24,338 | 17,993 |
| **Net Interest Income** | 37,736 | 35,442 | 31,793 |
| **Provision for Loan Losses** | 3,914 | 2,368 | 1,746 |
| **Net Interest Income After Provision for Loan Losses** | 33,822 | 33,074 | 30,047 |
| **Noninterest Income** | | | |
| Fiduciary activities | 2,191 | 1,910 | 1,670 |
| Brokerage fees | 1,120 | 430 | 373 |
| Customer service fees | 3,610 | 3,407 | 3,394 |
| Other service charges and fees | 599 | 621 | 546 |
| Net gains on loan sales | 612 | 548 | 521 |
| Net gains on sale of equity and cost method investments | 4,318 | — | — |
| Loan servicing fees | 388 | 372 | 366 |
| Net realized losses on sale of available-for-sale securities | — | — | (4) |
| Net increase in cash surrender value of life insurance | 653 | 606 | 619 |
| Income on equity method investments in common stock | 251 | 182 | 187 |
| Other | 188 | 471 | 185 |
| Total noninterest income | 13,930 | 8,547 | 7,857 |
| **Noninterest Expense** | | | |
| Salaries and employee benefits | 18,254 | 15,937 | 15,182 |
| Net occupancy expense | 2,001 | 2,061 | 1,487 |
| Equipment expense | 1,777 | 1,667 | 1,612 |
| Deposit insurance premium | 122 | 119 | 119 |
| Professional fees | 1,782 | 1,361 | 1,243 |
| Postage and supplies | 941 | 857 | 838 |
| Losses on sale of premises and equipment | 107 | 70 | — |
| Loss on foreclosed assets, net | 35 | 94 | 134 |
| Amortization of mortgage servicing rights | 224 | 196 | 185 |
| Other | 6,373 | 5,455 | 5,078 |
| Total noninterest expense | 31,616 | 27,817 | 25,878 |
| **Minority Interest** | 792 | 648 | 151 |
| **Income Before Income Taxes** | 15,344 | 13,156 | 11,875 |
| **Provision for Income Taxes** | 5,025 | 3,652 | 3,557 |
| **Net Income** | $ 10,319 | $ 9,504 | $ 8,318 |
| **Basic Earnings Per Share** | $ 1.76 | $ 1.62 | $ 1.41 |
| **Weighted average shares outstanding** | 5,846,983 | 5,879,016 | 5,891,040 |

See Notes to Consolidated Financial Statements

## Mercantile Bancorp, Inc.
## Consolidated Statements of Stockholders' Equity
## Years Ended December 31, 2006, 2005 and 2004
## (in thousands, except share data)

| | Common Stock | | | | Accumulated Other | | |
|---|---|---|---|---|---|---|---|
| | Shares Outstanding | Amount | Additional Paid-In Capital | Retained Earnings | Comprehensive Income (Loss) | Treasury Stock | Total |
| **Balance, January 1, 2004** | 5,891,040 | $ 2,469 | $ 12,498 | $ 63,588 | $ 1,900 | $ (421) | $ 80,034 |
| Comprehensive income | | | | | | | |
| Net income | — | — | — | 8,318 | — | — | 8,318 |
| Change in unrealized appreciation on available-for-sale securities, net of taxes and reclassification adjustment | — | — | — | — | (951) | — | (951) |
| Accumulated other comprehensive loss of equity method investee | — | — | — | — | (16) | — | (16) |
| Change in unrealized loss on interest rate swaps, net of taxes | — | — | — | — | (76) | — | (76) |
| Total comprehensive income | | | | | | | 7,275 |
| Issuance of stock to minority shareholders of Mid-America | — | — | 126 | — | — | — | 126 |
| Dividends on common stock, $0.25 per share | — | — | — | (1,453) | — | — | (1,453) |
| **Balance, December 31, 2004** | 5,891,040 | 2,469 | 12,624 | 70,453 | 857 | (421) | 85,982 |
| Comprehensive income | | | | | | | |
| Net income | — | — | — | 9,504 | — | — | 9,504 |
| Change in unrealized depreciation on available-for-sale securities, net of taxes and reclassification adjustment | — | — | — | — | (1,606) | — | (1,606) |
| Accumulated other comprehensive loss of equity method investee | — | — | — | — | (27) | — | (27) |
| Change in unrealized loss on interest rate swaps, net of taxes | — | — | — | — | (72) | — | (72) |
| Total comprehensive income | | | | | | | 7,799 |
| Issuance of stock to minority shareholders of Mid-America | — | — | 300 | — | — | — | 300 |
| Dividends on common stock, $0.30 per share | — | — | — | (1,757) | — | — | (1,757) |
| Purchase of treasury stock | (42,795) | — | — | — | — | (836) | (836) |
| **Balance, December 31, 2005** | 5,848,245 | 2,469 | 12,924 | 78,200 | (848) | (1,257) | 91,488 |
| Comprehensive income | | | | | | | |
| Net income | — | — | — | 10,319 | — | — | 10,319 |
| Change in unrealized appreciation on available-for-sale securities, net of taxes and reclassification adjustment | — | — | — | — | 892 | — | 892 |
| Accumulated other comprehensive loss of equity method investee | — | — | — | — | (5) | — | (5) |
| Change in unrealized loss on interest rate swaps, net of taxes | — | — | — | — | 147 | — | 147 |
| Total comprehensive income | | | | | | | 11,353 |
| Issuance of stock to minority shareholders of Mid-America | — | — | 218 | — | — | — | 218 |
| Dividends on common stock, $0.32 per share | — | — | — | (1,871) | — | — | (1,871) |
| Purchase of treasury stock | (16,500) | — | — | — | — | (367) | (367) |
| Adjustment to initially apply FAS Statement No. 158, net of tax | — | — | — | — | (163) | — | (163) |
| **Balance, December 31, 2006** | 5,831,745 | $ 2,469 | $ 13,142 | $ 86,648 | $ 23 | $ (1,624) | $ 100,658 |

See Notes to Consolidated Financial Statement

**Mercantile Bancorp, Inc.**

**Statements of Cash Flows**

**December 31, 2006, 2005 and 2004**

**(in thousands, except share data)**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 10,319 | $ 9,504 | $ 8,318 |
| Items not requiring (providing) cash | | | |
| Depreciation | 1,535 | 1,652 | 1,257 |
| Provision for loan losses | 3,914 | 2,368 | 1,746 |
| Amortization of premiums and discounts on securities | 1,062 | 943 | 1,287 |
| Amortization of core deposit intangibles | 247 | 161 | 145 |
| Deferred income taxes | 2,091 | (1,252) | (91) |
| Net realized losses on sales of available-for-sale securities | — | — | 4 |
| Losses on sales of foreclosed assets | 35 | 94 | 134 |
| Net gains on loan sales | (612) | (548) | (521) |
| Amortization of mortgage servicing rights | 224 | 196 | 185 |
| Losses on sale of premises and equipment | 107 | 70 | — |
| Gain on sale of equity and cost method investments | (4,318) | — | — |
| Income on equity method investments in common stock | (251) | (182) | (187) |
| Federal Home Loan Bank stock dividends | (58) | (223) | (246) |
| Net increase in cash surrender value of life insurance | (653) | (606) | (619) |
| Minority interest in earnings of subsidiary | 792 | 648 | 151 |
| Changes in | | | |
| Loan originated for sale | (38,755) | (32,513) | (35,064) |
| Proceeds from sales of loans | 41,142 | 32,481 | 36,644 |
| Interest receivable | (1,736) | (1,378) | (98) |
| Other assets | (1,662) | (1,298) | (471) |
| Interest payable | 2,256 | 988 | 197 |
| Other liabilities | 373 | 673 | 933 |
| Net cash provided by operating activities | 16,052 | 11,778 | 13,704 |
| **Investing Activities** | | | |
| Cash received in acquisition of Mid-America | — | — | 3,691 |
| Cash paid for additional shares of Mid-America | — | — | (770) |
| Cash paid in acquisition of Royal Palm, net of cash received | (21,804) | — | — |
| Purchases of available-for-sale securities | (113,362) | (63,953) | (45,747) |
| Proceeds from maturities of available-for-sale securities | 104,625 | 63,983 | 45,213 |
| Proceeds from the sales of available-for-sale securities | — | — | 2,775 |
| Purchases of held-to-maturity securities | — | — | (199) |
| Proceeds from maturities of held-to-maturity securities | 3,375 | 4,745 | 6,810 |
| Net change in loans | (54,535) | (90,886) | (82,784) |
| Purchases of premises and equipment | (5,313) | (3,940) | (1,402) |
| Proceeds from sales of premises and equipment | 20 | 35 | — |
| Purchases of Federal Home Loan Bank stock | (841) | (109) | (309) |
| Proceeds from sales of Federal Home Loan Bank stock | 1,152 | — | — |
| Proceeds from the sales of foreclosed assets | 469 | 743 | 1,003 |
| Purchase of cost method investment in common stock | (995) | (1,501) | — |
| Purchases of equity method investment in common stock | — | (2,986) | — |
| Proceeds from sales of equity method investments | 1,347 | — | — |
| Net cash used in investing activities | (85,862) | (93,869) | (71,719) |
| **Financing Activities** | | | |
| Net increase in demand deposits, money market, NOW and savings accounts | 59,617 | 16,837 | 40,524 |
| Net increase in time and brokered time deposits | 22,145 | 55,865 | 30,846 |
| Net increase (decrease) in short-term borrowings | (6,249) | 11,202 | 2,084 |
| Proceeds from long-term debt | 28,750 | 2,902 | 3,250 |
| Repayment of long-term debt | (9,150) | (11,250) | (4,677) |
| Proceeds from issuance of junior subordinated debentures | 30,929 | 10,310 | — |
| Proceeds from issuance of stock to minority interest of Mid-America | 1,395 | 3,307 | 392 |
| Purchase of intangible assets | (396) | — | — |
| Purchase of treasury stock | (367) | (836) | — |
| Dividends paid | (1,871) | (1,757) | (1,453) |
| Dividends paid on minority shares | — | (54) | — |
| Net cash provided by financing activities | 124,803 | 86,526 | 70,966 |
| **Increase in Cash and Cash Equivalents** | 54,993 | 4,435 | 12,951 |
| **Cash and Cash Equivalents, Beginning of Year** | 44,154 | 39,719 | 26,768 |
| **Cash and Cash Equivalents, End of Year** | $ 99,147 | $ 44,154 | $ 39,719 |
| **Supplemental Cash Flows Information** | | | |
| Interest paid | $ 36,158 | $ 23,350 | $ 17,796 |
| Income taxes paid (net of refunds) | $ 4,917 | $ 4,423 | $ 3,205 |
| Real estate acquired in settlement of loans | $ 454 | $ 655 | $ 917 |
| Mid-America equity method investment recorded at acquisition | $ — | $ — | $ 3,059 |
| Increase in additional paid-in-capital due to issuance of stock to minority interest of Mid-America at a price over book | $ 218 | $ 300 | $ 126 |
| Increase in core deposit intangibles due to purchase of Mid-America at a price over book | $ — | $ 413 | $ — |
| Core deposit intangible reclassified to goodwill | $ — | $ — | $ 760 |
| Available-for-sale securities received in sale of equity and cost method investments | $ 8,035 | $ — | $ — |
| Purchase of minority interest shares including goodwill in Security State Bank of Hamilton recognized as other liabilities | $ 580 | $ — | $ — |

See Notes to Consolidated Financial Statement

## Note 1: Nature of Operations and Summary of Significant Accounting Policies

### *Nature of Operations*

Mercantile Bancorp, Inc. ("Company") is a multi-state bank holding company whose principal activity is the ownership and management of its wholly and majority owned subsidiaries, Mercantile Trust & Savings Bank, Perry State Bank, Farmers State Bank of Northern Missouri, Marine Bank and Trust, Golden State Bank, Security State Bank of Hamilton, Brown County State Bank, State Bank of Augusta, Mid-America Bancorp, Inc., the sole shareholder of Heartland Bank and Royal Palm Bancorp, Inc., the sole shareholder of the Royal Palm Bank of Florida, ("Banks"). Mercantile Bancorp Capital Trust I, Trust II, and Trust III ("Trusts") are unconsolidated wholly-owned subsidiaries of the Company. The Trusts were formed to issue cumulative preferred securities. The Company owns all of the securities of the Trusts that possess general voting powers. During 2006, Golden State Bank and Brown County State Bank were merged, with the survivor being Brown County State Bank. Also, Security State Bank of Hamilton, State Bank of Augusta, and Marine Bank and Trust Company were merged with Marine Bank and Trust Company being the survivor. Marine Bank and Trust Company purchased the remaining shares held by the minority shareholders as a result of this merger. The Banks are primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Western Illinois, Northern Missouri, suburban Kansas City, Missouri, and Southwestern Florida. The Banks are subject to competition from other financial institutions. The Company and Banks are also subject to regulation by certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

### *Investment Subsidiary*

Mercantile Trust & Savings Bank ("MTSB") has a subsidiary, Mercantile Investments, Inc. ("MII"), that manages the majority of MTSB's investment portfolio. MII, located in the Cayman Islands, is included in the consolidation of the Company's financial statements. As of December 31, 2006, MII had approximately $95,048,000 in total assets.

### *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and the Banks and their wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The portion of equity and related earnings of shares of Security State Bank of Hamilton and Mid-America Bancorp, Inc. not wholly owned by Mercantile Bancorp, Inc. are reflected as minority interest on the consolidated balance sheets and statements of income.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, goodwill, and core deposit and other intangibles. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties. The Company utilizes valuations to determine goodwill and core deposit and other intangibles. The Company also reviews goodwill and core deposit and other intangibles annually for impairment.

### *Cash Equivalents*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

### *Securities*

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income (loss).

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

### *Equity Method Investments*

The Company has investments in common stock of companies recorded under the equity method of accounting. The equity method is used whenever the Company lacks control, but exercises significant influence over the operating and financial policies of an investee. Under the equity method, the Company increases (decreases) its carrying amount of its investment in the investees to reflect the Company's share of income (losses) and reduces its investment to reflect dividends received. The Company's share of the income (losses) in the investees is included in the Company's net income.

### *Cost Method Investments*

The Company has investments in common stock of companies recorded under the cost method of accounting. The Company owns less than 20% of the investee's common stock and does not have the ability to exercise significant influence over the operating and financial policies of the investees. Under the cost method, the Company's carrying amount of its investment represents the cost paid initially for the stock which is periodically reviewed for impairment.

### *Derivative Financial Instruments and Hedging Transactions*

As part of the Company's asset and liability management strategy, it may engage in derivative financial instruments, such as interest rate swaps, with the overall goal of minimizing the impact of interest rate fluctuations on its net interest margin. During 2003, the Company entered into two interest rate swap agreements. The interest rate swap agreements matured during 2006. The objective for the interest rate swaps was to manage asset and liability positions in connection with the Company's overall strategy of minimizing the impact of interest rate fluctuations on its interest rate margin. As part of the Company's overall risk management, the Company's Asset Liability Committee, which meets monthly, monitors and measures interest rate risk and the sensitivity of assets and liabilities to interest rate changes, including the impact of the interest rate swaps. No other swaps or derivative contracts were entered into in 2006 or 2005.

The interest rate swaps qualified as cash flow hedges under Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted, and were designed as hedges of the variability of cash flows the Company receives on certain of its loans indexed at the U.S. Prime rate. In accordance with SFAS No. 133, these interest rate swap agreements were measured at fair value and reported as a liability on the consolidated statement of financial condition. The portion of the change in the fair value of the interest rate swaps that was deemed effective in hedging the cash flows of the designated liabilities was recorded as a component of accumulated other comprehensive income (loss), net of tax, and reclassified into interest income as such cash flows occur in the future. Any ineffectiveness resulting from the hedges was recorded as a gain or loss in the consolidated statements of income. No such gains or losses were recorded in 2006, 2005 or 2004.

### *Loans Held for Sale*

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

### *Loans*

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs and the allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

### *Allowance for Loan Losses*

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for non-homogeneous loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

### *Premises and Equipment*

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using accelerated and straight-line methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

### *Federal Home Loan Bank Stock*

Federal Home Loan Bank stock is stated at cost and is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula. As of December 31, 2006, the Company has approximately $1,463,000 in excess Federal Home Loan Bank stock.

### *Foreclosed Assets Held for Sale*

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expense from foreclosed assets.

*Goodwill*

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

*Core Deposit and Other Intangibles*

Core deposit intangibles are being amortized on the straight-line basis over periods ranging from five to ten years. Such assets and intangible assets with indefinite lives are periodically evaluated as to the recoverability of their carrying value.

*Mortgage Servicing Rights*

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

*Loan Servicing Income*

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors.

*Treasury Stock*

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

*Income Taxes*

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries, with the exception of Mid-American Bancorp, Inc. The Company's ownership of Mid-America Bancorp, Inc. was 52.7% at December 31, 2006, which does not meet the requirements to be included in the Company's consolidated tax returns.

*Self Insurance*

The Company has elected to self-insure certain costs related to employee health benefit programs. Costs resulting from uninsured losses are charged to income when incurred. The Company has purchased insurance that limits its exposure to individual and aggregate amounts in any given year.

(Table dollar amounts in thousands)

### *Earnings Per Share*

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.

### *Trust Assets*

Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets since such items are not assets of the Company. Fees from trust activities are recorded on an accrual basis over the period in which the service is provided. Fees are a function of the market value of assets managed and administered, the volume of transactions, and fees for other services rendered, as set forth in the underlying client agreement with the Trust Department. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on estimated asset valuations and transaction volumes. Generally, the actual trust fee is charged to each account on a monthly prorated basis. Any out of pocket expenses or services not typically covered by the fee schedule for trust activities are charged directly to the trust account on a gross basis as trust revenue is incurred. The Company manages or administers 689 trust accounts with assets totaling approximately $526,184,000 and $457,837,000 at December 31, 2006 and 2005, respectively.

### *Reclassifications*

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 financial statement presentation. These reclassifications had no effect on net income.

## Note 2: Securities

The amortized cost and approximate fair values of securities are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
|---|---|---|---|---|
| **Available-for-sale Securities:** | | | | |
| December 31, 2006: | | | | |
| U.S. Treasury | $ 500 | $ — | $ (3) | $ 497 |
| U.S. government agencies | 7,992 | 4 | (53) | 7,943 |
| Mortgage-backed securities | 96,140 | 587 | (697) | 96,030 |
| State and political subdivisions | 49,781 | 137 | (556) | 49,362 |
| Corporate bonds | 11,000 | — | — | 11,000 |
| Equity securities | 10,212 | 1,135 | — | 11,347 |
| | $ 175,625 | $ 1,863 | $ (1,309) | $ 176,179 |

**Mercantile Bancorp, Inc.**
**Notes to Consolidated Financial Statements**
**December 31, 2006, 2005 and 2004**
**(Table dollar amounts in thousands)**

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
|---|---|---|---|---|
| **Available-for-sale Securities:** | | | | |
| December 31, 2005: | | | | |
| U.S. Treasury | $ 5,375 | $ — | $ (14) | $ 5,361 |
| U.S. government agencies | 3,507 | — | (46) | 3,461 |
| Mortgage-backed securities | 85,399 | 279 | (938) | 84,740 |
| State and political subdivisions | 50,665 | 287 | (609) | 50,343 |
| Corporate bonds | 6,007 | 7 | — | 6,014 |
| Equity securities | 277 | — | — | 277 |
| | $ 151,230 | $ 573 | $ (1,607) | $ 150,196 |

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
|---|---|---|---|---|
| **Held-to-maturity Securities** | | | | |
| December 31, 2006: | | | | |
| Mortgage-backed securities | $ 11,181 | $ 2 | $ (117) | $ 11,066 |
| State and political subdivisions | 219 | — | (1) | 218 |
| Corporate bonds | 1,000 | — | (3) | 997 |
| | $ 12,400 | $ 2 | $ (121) | $ 12,281 |
| December 31, 2005: | | | | |
| Mortgage-backed securities | $ 14,453 | $ 5 | $ (251) | $ 14,207 |
| State and political subdivisions | 417 | — | (2) | 415 |
| | $ 14,870 | $ 5 | $ (253) | $ 14,622 |

(Table dollar amounts in thousands)

The amortized cost and fair value of available-for-sale securities and held-to-maturity securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Available-for-sale | | Held-to-maturity | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Within one year | $ 8,794 | $ 8,763 | $ 1,120 | $ 1,116 |
| One to five years | 27,312 | 27,061 | — | — |
| Five to ten years | 31,038 | 30,848 | 99 | 99 |
| After ten years | 2,129 | 2,130 | — | — |
| | 69,273 | 68,802 | 1,219 | 1,215 |
| Mortgage-backed securities | 96,140 | 96,030 | 11,181 | 11,066 |
| Equity securities | 10,212 | 11,347 | — | — |
| Totals | $ 175,625 | $ 176,179 | $ 12,400 | $ 12,281 |

The carrying value of securities pledged as collateral, to secure public deposits, Federal Home Loan Bank advances, repurchase agreements and for other purposes, amounted to $98,279,000 at December 31, 2006 and $88,904,000 at December 31, 2005.

Gross losses of $4,000 resulting from sales of available-for-sale securities were realized for 2004. Income tax benefit of $1,000 was recognized on the sales of available-for-sale securities during 2004. There were no sales of available-for-sale securities during 2006 and 2005.

With the exception of U.S. governmental agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholders' equity at December 31, 2006.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2006 and 2005, was $118,812,000 and $119,690,000, which is approximately 63% and 73% of the Company's available-for-sale and held-to-maturity investment portfolios. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

(Table dollar amounts in thousands)

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 and 2005:

| Description of Securities | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| **December 31, 2006** | | | | | | |
| U.S. Treasury | $ — | $ — | $ 497 | $ (3) | $ 497 | $ (3) |
| U.S. Government agencies | 2,435 | (4) | 4,372 | (49) | 6,807 | (53) |
| Mortgage-backed securities | 17,792 | (75) | 52,830 | (739) | 70,622 | (814) |
| State and political subdivisions | 6,983 | (31) | 32,906 | (526) | 39,889 | (557) |
| Corporate bonds | — | — | 997 | (3) | 997 | (3) |
| Total temporarily impaired securities | $ 27,210 | $ (110) | $ 91,602 | $ (1,320) | $ 118,812 | $ (1,430) |
| **December 31, 2005** | | | | | | |
| U.S. Government agencies | $ 2,490 | $ (28) | $ 1,968 | $ (32) | $ 4,458 | $ (60) |
| Mortgage-backed securities | 44,498 | (483) | 37,271 | (706) | 81,769 | (1,189) |
| State and political subdivisions | 26,215 | (416) | 7,248 | (195) | 33,463 | (611) |
| Total temporarily impaired securities | $ 73,203 | $ (927) | $ 46,487 | $ (933) | $ 119,690 | $ (1,860) |

**(Table dollar amounts in thousands)**

## Note 3: Equity and Cost Method Investments in Common Stock

The Company has equity method investments in common stock of $4,119,000 and $7,105,000 as of December 31, 2006 and 2005, respectively. Included in retained earnings at December 31, 2006 is cumulative net gains and income in regards to the equity method investments in common stock of $1,132,000, net of taxes. Included in retained earnings at December 31, 2005 is cumulative net gains and income in regard to the equity method investments in common stock of $66,000, net of taxes.

The Company's equity method investments in common stock as of December 31 are as follows:

| Entity | Investment Amount 2006 | 2005 |
|---|---|---|
| New Frontier Bancshares, Inc. | $ 4,119 | $ 4,024 |
| NorthStar Bancshares, Inc. | — | 3,081 |
| | $ 4,119 | $ 7,105 |

The Company owned 32,647 shares of common stock of New Frontier Bancshares, Inc. ("New Frontier"), which represents an ownership percentage of 37% as of December 31, 2006 and 2005. The purchase of 7,251 shares for $1,812,750 during 2005 was in excess of the underlying equity in the net assets of New Frontier. The amount of the purchase price in excess of the underlying net assets of $421,000 was recognized as a core deposit intangible. New Frontier is a privately held bank holding company located in St. Charles, Missouri. As of December 31, 2006 and 2005, the Company's investment in New Frontier was $4,119,000 and $4,024,000, respectively. The investment in New Frontier is carried at the same amount of the underlying equity in the net assets of New Frontier. Included in retained earnings at December 31, 2006 and 2005 is cumulative net gains and income in regards to the equity method investment in New Frontier of $223,000 and $150,000, net of taxes, respectively. Quoted market prices for the common stock are not available. Selected financial information for New Frontier is as follows:

| | As of and for the Years Ended December 31, 2006 | 2005 |
|---|---|---|
| Total assets | $ 153,797 | $ 122,354 |
| Total liabilities | 142,617 | 111,336 |
| Total equity | 11,181 | 11,018 |
| Net income | 320 | 262 |

The Company also owned 228,392 shares of common stock of NorthStar Bancshares, Inc. ("NorthStar"), as of December 31, 2005. The Company purchased 63,392 shares of NorthStar during 2005 for $1,261,000 which increased the Company's ownership from 14% to 20%. The amount of the purchase price in excess of the underlying net assets of $484,000 was recognized as a core deposit intangible. NorthStar was a privately held bank holding company located in Liberty, Missouri.

**(Table dollar amounts in thousands)**

On July 5, 2006, NorthStar sold its outstanding capital stock of 228,392 shares (including the Company's 19.6% equity interest) to Enterprise Financial Services Corp. ("Enterprise") of Clayton, Missouri in a cash and stock transaction. The agreement entitled the Company to receive, for each of its 228,392 shares of NorthStar, $5.895 in cash and .918 share of Enterprises common stock, less .231 share of Enterprise placed in escrow as a reserve against potential losses incurred by Enterprise resulting from certain NorthStar loans as well as breach of contract by NorthStar ("the contingency"). The balance of the Company's equity method investment of $3,208,000 and related unamortized core deposit intangible of $702,000 totaled $3,910,000 as of the date of the sale. The Company received $1,347,000 in cash and 156,964 shares of Enterprise, valued at $4,032,000. In addition, 52,759 shares of Enterprise, valued at approximately $1.4 million, were placed in escrow and allocated to the Company. The Company has not recognized the gain on the shares in escrow until the contingency is resolved. The amount of the cash and value of Enterprise stock received in the transaction, excluding the stock placed in escrow, in excess of the unamortized cost totaled approximately $1,469,000 and was recorded as a gain in 2006. The Enterprise stock received represents approximately 1.8% of the outstanding common stock of Enterprise and was recorded as an available-for-sale investment of the Company. Enterprise stock is publicly traded on the NASDAQ exchange under the symbol "EFSC". Securities and Exchange Commission rules place certain restrictions on the Company's ability to sell its holdings in Enterprise. During the first year the stock is held, it may only be sold in a private placement to another sophisticated investor. If held more than one year, but less than two, the stock may be sold if certain conditions are met, including Enterprise being current in its SEC filings, sales by the Company in any three-month period not exceeding the greater of 1% of the outstanding shares of Enterprise of the four-week average of trading volume in Enterprise stock, the sale of shares being made either in an unsolicited brokerage transaction or directly to a market-maker, and the Company filing SEC Form 144 in connection with the sale.

Included in retained earnings at December 31, 2006 and 2005 are cumulative net gains (losses) and income (expense) in regards to the equity method investment in NorthStar of $909,000 (including gain on sale of $912,000) and $(84,000), net of taxes, respectively.

As of December 31, 2005, the Company's investment in NorthStar was $3,081,000. In prior years, the Company's investment was less than 20%; however, the Company's Chief Executive Officer was a member of NorthStar's board of directors and could exert significant influence over operating and financial policies. The Company recorded its investment on the equity method, and accordingly, the investment in NorthStar was carried at the same amount of the underlying equity in the net assets of NorthStar.

The Company has investments in the common stock of other community banks which are not publicly traded that are recorded under the cost method of accounting. The Company had investments in three community banks at December 31, 2006 and 2005 for $3,190,000 and $3,350,000, respectively.

During 2006, one of the Company's cost method investments was sold and the Company received stock in the acquiring company. The Company's carrying value was $1,154,000 and the Company received stock with a value of $4,003,000 for a gain of $2,849,000. The shares of the new company are recognized as available for sale securities as the Company is publicly traded.

(Table dollar amounts in thousands)

## Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

| | 2006 | 2005 |
|---|---|---|
| Commercial and agricultural | $ 214,916 | $ 229,159 |
| Commercial real estate | 416,276 | 293,179 |
| Residential real estate | 265,577 | 209,946 |
| Consumer | 124,723 | 114,292 |
| Floor plan loans | 10,164 | 11,072 |
| Total loans | 1,031,656 | 857,648 |
| Less | | |
| Allowance for loan losses | 10,613 | 8,082 |
| Net loans | $ 1,021,043 | $ 849,566 |

Activity in the allowance for loan losses was as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Balance, beginning of year | $ 8,082 | $ 7,115 | $ 5,830 |
| Purchased allowance | 1,725 | — | 476 |
| Provision charged to expense | 3,914 | 2,368 | 1,746 |
| Losses charged off, net of recoveries of $284 for 2006, $340 for 2005, and $398 for 2004 | (3,108) | (1,401) | (937) |
| Balance, end of year | $ 10,613 | $ 8,082 | $ 7,115 |

Impaired loans totaled $12,064,000 and $10,997,000 at December 31, 2006 and 2005, respectively. An allowance for loan losses of $103,000 and $224,000 relates to impaired loans of $133,000 and $332,000 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, impaired loans of $11,931,000 and $10,665,000 had no related allowance for loan losses. The amount of impairment recorded through the allowance for loan losses is measured on a loan-by-loan basis by either the present value of expected future cash flows, the loan's observable market price or the fair value of collateral if the loan is collateral dependent.

Interest of approximately $868,000, $944,000 and $877,000 was recognized on average impaired loans of $11,531,000, $11,542,000 and $16,167,000 for 2006, 2005 and 2004, respectively. Interest of approximately $784,000, $963,000 and $873,000 was recognized on impaired loans on a cash basis during 2006, 2005 and 2004, respectively.

At December 31, 2006 and 2005, accruing loans delinquent 90 days or more totaled $993,000 and $1,342,000, respectively. Non-accruing loans at December 31, 2006 and 2005 were $5,397,000 and $3,632,000, respectively.

(Table dollar amounts in thousands)

## Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

| | 2006 | 2005 |
|---|---|---|
| Land | $ 4,270 | $ 3,085 |
| Buildings and improvements | 18,832 | 17,643 |
| Leasehold improvements | 2,221 | 597 |
| Equipment | 12,455 | 12,144 |
| Construction in progress | 3,962 | 435 |
| | 41,740 | 33,904 |
| Less accumulated depreciation | 16,047 | 15,662 |
| Net premises and equipment | $ 25,693 | $ 18,242 |

Mercantile Trust & Savings Bank has entered into an agreement to have a building constructed for its corporate headquarters in Quincy, Illinois. The amount of the contract is $12,386,000. The Company has paid $2,369,000 through December 31, 2006 related to this contract. The amount of interest capitalized during 2006 was $22,974.

## Note 6: Derivative Financial Instruments

During 2003, the Company entered into interest rate swap agreements which matured in 2006. Under these agreements, the Company received a fixed rate and paid a variable rate. The interest rate swaps qualified as cash flow hedges for accounting purposes, and effectively fixed the interest received on $15,000,000, as of December 31, 2005, of variable rate loan accounts indexed to the U.S. Prime rate.

Interest income received from the interest rate swap counterparty was $757,673, $833,423, and $854,250 and interest paid was $1,036,250, $876,840, and $630,031 for 2006, 2005 and 2004, respectively.

## Note 7: Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005, were:

| | 2006 | 2005 |
|---|---|---|
| Balance as of January 1 | $ 5,208 | $ 5,208 |
| Goodwill acquired in Royal Palm acquisition | 26,640 | — |
| Goodwill acquired through acquisition of minority interest in merger of subsidiaries | 272 | — |
| Balance as of December 31 | $ 32,120 | $ 5,208 |

Mercantile Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Table dollar amounts in thousands)

During November 2006, Security State Bank of Hamilton, Sate Bank of Augusta and Marine Bank and Trust Company were merged with Marine Bank and Trust Company being the survivor. Marine Bank and Trust Company purchased the remaining shares held by the minority shareholders with the transaction; however, the minority shareholders initially dissented to the transaction. The Bank offered $580,000 for the minority shares. Subsequent to December 31, 2006, the dissenters accepted the $580,000 offer. The $580,000 was recognized as an other liability as of December 31, 2006. The Company recognized $272,000 in goodwill related to this transaction.

All goodwill is allocated to the banking segment of the business. The fair value of the banking segment of the business was estimated using the expected present value of future cash flows.

## Note 8: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, was:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Core deposits | $ 2,161 | $ 448 | $ 2,732 | $ 372 |
| Intangible asset with indefinite life | 397 | — | — | — |
| | $ 2,558 | $ 448 | $ 2,732 | $ 372 |

A reconciliation of core deposit intangibles for the period is as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Carrying Values | Accumulated Amortization | Carrying Values | Accumulated Amortization |
| Balance as of January 1 | $ 2,732 | $ 372 | $ 1,414 | $ 211 |
| Acquisition of Mid-America | — | — | 413 | — |
| Acquisition of New Frontier | — | — | 421 | — |
| Acquisition of NorthStar | — | — | 484 | — |
| Acquisition of Royal Palm | 303 | — | — | — |
| Disposal of NorthStar | (873) | (171) | — | — |
| Amortization of core deposit intangibles | — | 247 | — | 161 |
| Acquisition of intangible with indefinite life | 396 | — | — | — |
| Balance as of December 31 | $ 2,558 | $ 448 | $ 2,732 | $ 372 |

(Table dollar amounts in thousands)

Amortization expense for the years ended December 31, 2006, 2005 and 2004 was $247,000, $161,000 and $145,000, respectively. Estimated amortization expense for each of the following five years is:

| Year | | Amount |
|---|---|---|
| 2007 | $ | 372,000 |
| 2008 | | 348,000 |
| 2009 | | 333,000 |
| 2010 | | 315,000 |
| 2011 | | 286,000 |

## Note 9: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was approximately $158,136,000, $152,919,000 and $148,598,000 at December 31, 2006, 2005 and 2004, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $862,000, $825,000 and $741,000 at December 31, 2006, 2005 and 2004, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2006, 2005 and 2004 totaled $1,343,000, $1,147,000 and $1,040,000, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Mortgage servicing rights | | | |
| Balance, beginning of year | $ 1,018 | $ 998 | $ 990 |
| Servicing rights capitalized | 200 | 216 | 193 |
| Amortization of servicing rights | (224) | (196) | (185) |
| Balance, end of year | $ 994 | $ 1,018 | $ 998 |

(Table dollar amounts in thousands)

## Note 10: Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were approximately $275,490,000 at December 31, 2006 and $342,573,000 on December 31, 2005.

At December 31, 2006, the scheduled maturities of time deposits, including brokered deposits, are as follows:

| | |
|---|---|
| 2007 | $ 514,715 |
| 2008 | 81,141 |
| 2009 | 55,486 |
| 2010 | 47,166 |
| 2011 | 6,230 |
| Thereafter | 1,695 |
| | $ 706,433 |

## Note 11: Short-Term Borrowings

Short-term borrowings included the following at December 31:

| | 2006 | 2005 |
|---|---|---|
| Federal funds purchased | $ 902 | $ 998 |
| Securities sold under agreements to repurchase | 23,651 | 14,317 |
| U.S. Treasury demand notes | 1,785 | 1,122 |
| Short term Federal Home Loan Bank borrowings | — | 16,150 |
| Total short-term borrowings | $ 26,338 | $ 32,587 |

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. The obligations are secured by mortgage backed securities and such collateral is held by Wachovia and United Missouri Bank. The maximum amount of outstanding agreements at any month end during 2006 and 2005 totaled $23,651,000 and $14,456,000 and the monthly average of such agreements totaled $16,304,000 and $13,181,000, respectively. The agreements at December 31, 2006 mature within 12 months.

(Table dollar amounts in thousands)

## Note 12: Long-Term Debt and Junior Subordinated Debentures

Long-term debt and junior subordinated debentures consisted of the following components at December 31:

| | 2006 | 2005 |
|---|---|---|
| Federal Home Loan Bank advances, fixed rates from 3.66% to 5.50%, due at various dates through 2016. | $ 44,825 | $ 37,475 |
| Bank note payable, variable rate, due June 30, 2007 | 6,185 | 3,935 |
| Bank note payable, variable rate, final payment due November 10, 2009 | 15,000 | — |
| Junior subordinated debenture owed to unconsolidated subsidiaries | 41,239 | 10,310 |
| Total long-term debt | $ 107,249 | $ 51,720 |

The Federal Home Loan Bank (FHLB) advances are secured by U.S. Government agency and mortgage backed securities, first-mortgage loans, and all stock in the FHLB owned by the Company. The advances are subject to restrictions or penalties in the event of prepayments. The Company has $34,500,000 in FHLB borrowings having a weighted average rate of 4.93% which are subject to being called beginning in 2007.

The $6,185,000 bank note payable is secured by 100% of the outstanding shares of the subsidiary banks. The principal is due June 30, 2007. Interest is payable quarterly at 1.5 percent below prime. The rate at December 31, 2006 was 6.75%. The bank note payable has various covenants related to the Company including ratios relating to the Company's capital, allowance for loan losses and return on assets.

The $15,000,000 bank note payable is secured by 100% of the outstanding shares of the subsidiary banks. The principal is due November 10, 2009. Interest is payable quarterly at 1.3% plus LIBOR. The rate at December 31, 2006 was 6.62%. Principal is due in four payments as follows: $375,000 due on December 31, 2008, $375,000 due on March 30, 2009, $375,000 due on June 30, 2009, and $13,875,000 due on November 10, 2009. The bank note payable has various covenants related to the Company including ratios relating to the Company's capital, allowance for loan losses and return on assets.

**(Table dollar amounts in thousands)**

During 2005, the Company issued $10,310,000 of junior subordinated debt owed to Mercantile Bancorp Capital Trust I ("Trust"). The Trust is a wholly-owned unconsolidated subsidiary, which was formed on August 25, 2005, to issue cumulative preferred securities. The Company owns all of the securities of the Trust that possess general voting powers. The Company issued shares of the preferred securities through a private placement offering on August 25, 2005 through the trust. The Trust invested the proceeds in the Company's junior subordinated debentures. The junior subordinated debentures have a fixed interest rate for approximately 10 years of 6.10%, which was the rate on December 31, 2006 and 2005. Commencing November 25, 2015, the rate is equal to 3 month LIBOR plus 144 basis points. The junior subordinated debentures mature on August 25, 2035 and are callable, at the option of the Company, at par on or after November 23, 2010. The Trust's sole asset is the holding company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.

During 2006, the Company issued $20,619,000 of junior subordinated debt owed to Mercantile Bancorp Capital Trust II ("Trust"). The Trust is a wholly-owned unconsolidated subsidiary, which was formed on July 13, 2006, to issue cumulative preferred securities. The Company owns all of the securities of the Trust that possess general voting powers. The Company issued shares of the preferred securities through a private placement offering on July 13, 2006 through the Trust. The Trust invested the proceeds in the Company's junior subordinated debentures. The junior subordinated debentures have a variable interest rate of LIBOR plus 1.65%, which was 7.02% on December 31, 2006. The rate resets quarterly. The junior subordinated debentures mature on July 13, 2036 and are callable, at the options of the Company, at par on or after July 13, 2011. The Trust's sole asset is the holding company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.

(Table dollar amounts in thousands)

During 2006, the Company issued $10,310,000 of junior subordinated debt owed to Mercantile Bancorp Capital Trust III ("Trust"). The Trust is a wholly-owned unconsolidated subsidiary, which was formed on July 13, 2006, to issue cumulative preferred securities. The Company owns all of the securities of the Trust that possess general voting powers. The Company issued shares of the preferred securities through a private placement offering on July 13, 2006, through the trust. The Trust invested the proceeds in the Company's junior subordinated debentures. The junior subordinated debentures have a fixed interest rate for approximately 5 years, which was 7.17% on December 31, 2006. Commencing September 2011, the rate is equal to 3 month LIBOR plus 153 basis points. The junior subordinated debentures mature on July 13, 2036 and are callable, at the option of the Company, at par on or after July 13, 2011. The Trust's sole asset is the holding company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.

The interest expense on the junior subordinated debt was $1,661,401 and $220,000 for the years ended December 31, 2006 and 2005, respectively.

Per regulation, 25% of Tier 1 capital, see Note 15, can be comprised of the junior subordinated debt owed to the Trust.

Aggregate annual maturities of long-term debt and junior subordinated debentures at December 31, 2006, are:

| | | |
|---|---|---|
| 2007 | $ | 9,510 |
| 2008 | | 21,375 |
| 2009 | | 14,625 |
| 2010 | | 5,000 |
| 2011 | | 8,000 |
| Thereafter | | 48,739 |
| | $ | 107,249 |

## Mercantile Bancorp, Inc.
## Notes to Consolidated Financial Statements
## December 31, 2006, 2005 and 2004
## (Table dollar amounts in thousands)

### Note 13: Income Taxes

The provision for income taxes includes these components:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Taxes currently payable | | | |
| Federal | $ 2,696 | $ 4,292 | $ 3,309 |
| State | 238 | 612 | 339 |
| Deferred income taxes | | | |
| Federal | 1,714 | (1,078) | (75) |
| State | 377 | (174) | (16) |
| Income tax expense | $ 5,025 | $ 3,652 | $ 3,557 |

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Computed at the statutory rate (34%) | $ 5,217 | $ 4,473 | $ 4,038 |
| Increase (decrease) resulting from | | | |
| Tax exempt income | (836) | (782) | (719) |
| State income taxes | 406 | 263 | 174 |
| Increase in cash surrender value of life insurance | (219) | (225) | (210) |
| Change in deferred tax rate for Mid-America | — | (328) | — |
| Other | 457 | 251 | 274 |
| Actual tax expense | $ 5,025 | $ 3,652 | $ 3,557 |

**(Table dollar amounts in thousands)**

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

| | 2006 | 2005 |
|---|---|---|
| Deferred tax assets | | |
| Allowance for loan losses | $ 3,901 | $ 3,002 |
| Accrued compensated absences | 206 | 190 |
| Deferred compensation | 1,087 | 1,066 |
| Accrued postretirement benefits | 142 | 62 |
| Equity method investments | 26 | 165 |
| Net operating loss carryforward of Mid-America Bancorp, Inc. | 777 | 906 |
| Unrealized loss on interest rate swap | — | 91 |
| Unrealized losses on available-for-sale securities | — | 377 |
| Stock options | 38 | — |
| FAS 158 | 100 | — |
| Purchase accounting adjustments | 626 | — |
| Other | — | 59 |
| | 6,903 | 5,918 |
| Deferred tax liabilities | | |
| Federal Home Loan Bank stock dividends | 375 | 447 |
| Depreciation | 468 | 482 |
| State taxes | 43 | 123 |
| Mortgage servicing rights | 376 | 386 |
| Deferred gain on investments | 1,652 | — |
| Unrealized gains on available-for-sale securities | 203 | — |
| Core deposit intangible for Mid-America Bancorp, Inc. | 226 | 226 |
| Other | 489 | — |
| | 3,832 | 1,664 |
| Net deferred tax asset | $ 3,071 | $ 4,254 |

As of December 31, 2006, the Company had approximately $2,209,000 of net operating loss carryforwards relating to Mid-America Bancorp, Inc. The carryforwards expire in 15-20 years.

Mercantile Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Table dollar amounts in thousands)

## Note 14: Other Comprehensive Loss

Other comprehensive loss components and related taxes were as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Unrealized appreciation (depreciation) on available-for-sale securities: | | | |
| Unrealized appreciation (depreciation) on available-for-sale securities, net of tax expense (benefit) of $580 for 2006, $(981) for 2004 and $(646) for 2004 | $ 892 | $ (1,606) | $ (954) |
| Less reclassification adjustment for realized losses, net of tax benefit of $0 for 2006, $0 for 2005 and $(1) for 2004 | — | — | (3) |
| Net change in unrealized appreciation (depreciation) on available-for-sale securities, net of tax benefit of $580 for 2006, $(981) for 2005 and $(646) for 2004 | $ 892 | $ (1,606) | $ (951) |
| Accumulated other comprehensive loss of equity method investee | $ (5) | $ (27) | $ (16) |
| Unrealized loss on interest rate swaps: | | | |
| Unrealized holding gains (losses), net of tax expense (benefit) of $(19) for 2006, $(61) for 2005 and $38 for 2004 | $ (28) | $ (99) | $ 63 |
| Less reclassification adjustment to interest income, net of tax expense (benefit) of $(104) for 2006, $(16) for 2005 and $85 for 2004 | (175) | (27) | 139 |
| Net change in unrealized loss on interest rate swaps, net of tax expense (benefit) of $91 for 2006, $(43) for 2005 and $(47) for 2004 | $ 147 | $ (72) | $ (76) |

## Note 15: Regulatory Matters

The Company and subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Company and subsidiary banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Company and subsidiary banks' regulatory authorities categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Banks' categories.

Per regulation, 25% of Tier 1 capital can be comprised of the junior subordinated debt owed to the Trust.

## Mercantile Bancorp, Inc.
## Notes to Consolidated Financial Statements
## December 31, 2006, 2005 and 2004
## (Table dollar amounts in thousands)

The Company and subsidiary banks' actual capital amounts and ratios are presented in the following table.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| As of December 31, 2006 | | | | | | |
| Total capital (to risk-weighted assets) | | | | | | |
| Consolidated | $ 124,138 | 10.9% | $ 90,954 | 8.0% | $ 113,692 | N/A |
| Mercantile Trust & Savings Bank | 51,981 | 11.2 | 37,276 | 8.0% | 46,595 | 10.0% |
| Perry State Bank | 13,606 | 10.6 | 10,234 | 8.0% | 12,792 | 10.0% |
| Farmers State Bank of Northern Missouri | 6,829 | 10.6 | 5,157 | 8.0% | 6,446 | 10.0% |
| Marine Bank and Trust | 14,308 | 11.9 | 9,599 | 8.0% | 11,999 | 10.0% |
| Brown County State Bank | 6,330 | 11.4 | 4,453 | 8.0% | 5,567 | 10.0% |
| Heartland Bank | 17,388 | 10.7 | 12,987 | 8.0% | 16,234 | 10.0% |
| Royal Palm Bank of Florida | 15,696 | 12.1 | 10,420 | 8.0% | 13,025 | 10.0% |
| Tier I capital (to risk-weighted assets) | | | | | | |
| Consolidated | 110,273 | 9.7 | 45,477 | 4.0% | 68,215 | N/A |
| Mercantile Trust & Savings Bank | 48,450 | 10.4 | 18,638 | 4.0% | 27,957 | 6.0% |
| Perry State Bank | 12,162 | 9.5 | 5,117 | 4.0% | 7,675 | 6.0% |
| Farmers State Bank of Northern Missouri | 6,040 | 9.4 | 2,579 | 4.0% | 3,868 | 6.0% |
| Marine Bank and Trust | 13,177 | 11.0 | 4,799 | 4.0% | 7,199 | 6.0% |
| Brown County State Bank | 5,931 | 10.7 | 2,227 | 4.0% | 3,340 | 6.0% |
| Heartland Bank | 13,795 | 8.5 | 6,494 | 4.0% | 9,741 | 6.0% |
| Royal Palm Bank of Florida | 14,067 | 10.8 | 5,210 | 4.0% | 7,815 | 6.0% |
| Tier I capital (to average assets) | | | | | | |
| Consolidated | 110,273 | 8.1 | 54,527 | 4.0% | 68,159 | N/A |
| Mercantile Trust & Savings Bank | 48,450 | 8.2 | 23,664 | 4.0% | 29,580 | 5.0% |
| Perry State Bank | 12,162 | 8.2 | 5,951 | 4.0% | 7,438 | 5.0% |
| Farmers State Bank of Northern Missouri | 6,040 | 6.8 | 3,550 | 4.0% | 4,438 | 5.0% |
| Marine Bank and Trust | 13,177 | 8.1 | 6,481 | 4.0% | 8,101 | 5.0% |
| Brown County State Bank | 5,931 | 7.7 | 3,094 | 4.0% | 3,868 | 5.0% |
| Heartland Bank | 13,795 | 8.4 | 6,579 | 4.0% | 8,224 | 5.0% |
| Royal Palm Bank of Florida | 14,067 | 9.9 | 5,690 | 4.0% | 7,112 | 5.0% |

**Mercantile Bancorp, Inc.**
**Notes to Consolidated Financial Statements**
**December 31, 2006, 2005 and 2004**
**(Table dollar amounts in thousands)**

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| As of December 31, 2005 | | | | | | |
| Total capital | | | | | | |
| (to risk-weighted assets) | | | | | | |
| Consolidated | $ 108,909 | 11.8% | $ 74,146 | 8.0% | $ — | N/A |
| Mercantile Trust & Savings Bank | 46,117 | 10.3% | 35,726 | 8.0% | 44,658 | 10.0% |
| Perry State Bank | 12,729 | 10.7% | 9,519 | 8.0% | 11,899 | 10.0% |
| Farmers State Bank of Northern Missouri | 6,110 | 10.6% | 4,594 | 8.0% | 5,743 | 10.0% |
| Marine Bank and Trust | 7,662 | 10.8% | 5,696 | 8.0% | 7,121 | 10.0% |
| Golden State Bank | 2,005 | 12.2% | 1,315 | 8.0% | 1,643 | 10.0% |
| Security State Bank of Hamilton | 4,073 | 12.2% | 2,669 | 8.0% | 3,336 | 10.0% |
| Brown County State Bank | 4,865 | 12.0% | 3,253 | 8.0% | 4,066 | 10.0% |
| State Bank of Augusta | 2,265 | 12.0% | 1,512 | 8.0% | 1,890 | 10.0% |
| Heartland Bank | 13,996 | 11.3% | 9,909 | 8.0% | 12,387 | 10.0% |
| Tier I capital | | | | | | |
| (to risk-weighted assets) | | | | | | |
| Consolidated | 100,828 | 10.9% | 37,073 | 4.0% | — | N/A |
| Mercantile Trust & Savings Bank | 42,611 | 9.5% | 17,863 | 4.0% | 26,795 | 6.0% |
| Perry State Bank | 11,425 | 9.6% | 4,760 | 4.0% | 7,140 | 6.0% |
| Farmers State Bank of Northern Missouri | 5,578 | 9.7% | 2,297 | 4.0% | 3,446 | 6.0% |
| Marine Bank and Trust | 7,022 | 9.9% | 2,848 | 4.0% | 4,272 | 6.0% |
| Golden State Bank | 1,896 | 11.5% | 657 | 4.0% | 986 | 6.0% |
| Security State Bank of Hamilton | 3,791 | 11.4% | 1,335 | 4.0% | 2,002 | 6.0% |
| Brown County State Bank | 4,550 | 11.2% | 1,626 | 4.0% | 2,440 | 6.0% |
| State Bank of Augusta | 2,067 | 8.7% | 756 | 4.0% | 1,134 | 6.0% |
| Heartland Bank | 10,801 | 10.9% | 4,955 | 4.0% | 7,432 | 6.0% |
| Tier I capital | | | | | | |
| (to average assets) | | | | | | |
| Consolidated | 100,828 | 9.4% | 44,626 | 4.0% | — | N/A |
| Mercantile Trust & Savings Bank | 42,611 | 7.9% | 21,715 | 4.0% | 27,144 | 5.0% |
| Perry State Bank | 11,425 | 8.1% | 5,665 | 4.0% | 7,081 | 5.0% |
| Farmers State Bank of Northern Missouri | 5,578 | 7.1% | 3,141 | 4.0% | 3,926 | 5.0% |
| Marine Bank and Trust | 7,022 | 8.3% | 3,391 | 4.0% | 4,239 | 5.0% |
| Golden State Bank | 1,896 | 7.4% | 1,021 | 4.0% | 1,276 | 5.0% |
| Security State Bank of Hamilton | 3,791 | 7.9% | 1,922 | 4.0% | 2,403 | 5.0% |
| Brown County State Bank | 4,550 | 8.4% | 2,169 | 4.0% | 2,711 | 5.0% |
| State Bank of Augusta | 2,067 | 7.4% | 1,115 | 4.0% | 1,394 | 5.0% |
| Heartland Bank | 10,801 | 9.3% | 4,655 | 4.0% | 5,819 | 5.0% |

(Table dollar amounts in thousands)

Without prior approval, the subsidiary banks are restricted as to the amount of dividends that they may declare to the balance of the retained earnings account, adjusted for defined bad debts. The Banks' retained earnings available for dividends to the Company at December 31, 2006 totaled $51,730,000. As a practical matter, the subsidiary banks restrict dividends to a lesser amount because of the desire to maintain an adequate capital structure.

## Note 16: Related Party Transactions

At December 31, 2006 and 2005, the Company had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties).

The aggregate amount of loans, as defined, to such related parties were as follows:

| | |
|---|---|
| Balances, January 1, 2006 | $ 15,238,000 |
| Change in composition of related parties | 2,810,000 |
| New loans, including renewals | 2,704,000 |
| Payments, including renewals | (3,517,000) |
| Balances, December 31, 2006 | $ 17,235,000 |

In management's opinion, such loans and other extensions of credit were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

## Note 17: Leases

The Company has several noncancellable operating leases, primarily for facilities, that expire over the next six years. These leases generally contain renewal options for periods ranging from one to five years. Rental expense for these leases was $234,000 and $195,000 for the years ended December 31, 2006 and 2005, respectively.

Future minimum lease payments under operating leases are:

| | Operating Leases |
|---|---|
| 2007 | $ 239,640 |
| 2008 | 218,111 |
| 2009 | 202,022 |
| 2010 | 144,193 |
| 2011 | 134,001 |
| Thereafter | 125,606 |
| Total minimum lease payments | $ 1,063,573 |

Mercantile Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Table dollar amounts in thousands)

**Note 18: Acquisitions**

During November 2006, the Company purchased 100% of the outstanding common stock of Royal Palm Bancorp, Inc., which is located in Naples, Florida. The results of Royal Palm operations have been included in the consolidated financial statements since that date. The aggregate purchase price was $42,816,000.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date the Company obtained control of Royal Palm Bancorp, Inc:

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 21,012 |
| Available-for-sale securities | | 8,706 |
| Held-to-maturity securities | | 1,000 |
| Loans, net of allowance for loan losses of $1,725 | | 121,310 |
| Interest receivable | | 645 |
| Federal Home Loan Bank stock | | 520 |
| Deferred income taxes | | 1,479 |
| Premises and equipment | | 3,800 |
| Core deposit intangibles | | 303 |
| Goodwill | | 26,640 |
| Other assets | | 2,321 |
| Total assets acquired | | 187,736 |
| Deposits | | 138,923 |
| Long-term debt | | 5,000 |
| Interest payable | | 649 |
| Other liabilities | | 348 |
| Total liabilities assumed | | 144,920 |
| Net assets acquired | $ | 42,816 |

The Company performed a core deposit intangible study and as a result of the study, the Company recorded the core deposit intangibles based on the determined fair value. The core deposit intangible is being amortized over 5 years. In addition, other purchase accounting adjustments were made and are reflected in the table above. The $26,640,000 of goodwill was assigned entirely to the banking segment of the business. None of the goodwill is expected to be deductible for tax purposes.

Royal Palm's results of operations have been reflected in the Company's consolidated statements of income beginning as of the acquisition date. The following pro forma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the merger had taken place at the beginning of each period.

| | Year Ended December 31, 2006 | Year Ended December 31, 2005 |
|---|---|---|
| Net interest income | $ 42,332 | $ 39,180 |
| Net income | 10,639 | 9,546 |
| Basic earnings per share | 1.82 | 1.62 |

**(Table dollar amounts in thousands)**

During August 2003, the Company purchased shares of common stock of Mid-America Bancorp, Inc. ("Mid-America"), which is located in Leawood, Kansas. The Company had recognized its investment in Mid-America under the equity method.

During February 2004, the Company purchased additional shares of Mid-America Bancorp, Inc., which increased its ownership to 56.2%. As a result of the increased ownership, the Company obtained control of Mid-America. The Company consolidated Mid-America in its December 31, 2006, 2005 and 2004 financial statements as its investment is considered majority-owned by the Company. At December 31, 2006, 2005 and 2004, the Company's ownership was 52.7%, 55.6% and 54.6%, respectively

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date the Company obtained control of Mid-America:

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 3,691 |
| Securities | | 17 |
| Loans, net of allowance for loan losses of $476 | | 49,379 |
| Interest receivable | | 258 |
| Federal Home Loan Bank stock | | 516 |
| Deferred income taxes | | 360 |
| Premises and equipment | | 2,976 |
| Core deposit intangibles | | 597 |
| Goodwill | | 1,612 |
| Other assets | | 381 |
| Total assets acquired | | 59,787 |
| Deposits | | 43,874 |
| Short-term borrowings | | 4,934 |
| Long-term debt | | 3,000 |
| Other liabilities | | 182 |
| Total liabilities assumed | | 51,990 |
| Minority interest | | 2,758 |
| Net assets acquired | $ | 5,039 |

The Company originally recognized the amount of the purchase price in excess of the underlying net assets of the August 2003 purchase as a core deposit intangible. The Company performed a core deposit intangible study subsequent to obtaining control in February 2004. As a result of the core deposit study, the Company adjusted the core deposit intangibles based on the determined fair value. The core deposit intangible is being amortized over 10 years on a straight-line basis. In addition, other purchase accounting adjustments were made and are reflected in the table above.

**(Table dollar amounts in thousands)**

Mid-America's results of operations have been reflected in the Company's consolidated statements of income beginning as of the acquisition date. The following pro forma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the merger had taken place at the beginning of each period.

| | Year Ended December 31, 2004 |
|---|---|
| Net interest income | $ 32,136 |
| Net income | 8,321 |
| Basic earnings per share | 1.41 |

## Note 19: Employee Benefits

The Company has a defined contribution 401(k) profit sharing plan covering substantially all employees with the exception of Mid-America Bancorp, Inc. Employer contributions charged to expense for 2006, 2005 and 2004 were $1,057,000, $825,000 and $835,000, respectively.

### *Postretirement Benefits*

The Company has a noncontributory defined benefit postretirement plan covering all employees who meet the eligibility requirements. Eligible employees who retired on or before December 31, 1995, and elected individual or family medical coverage, share the cost of the coverage with the Company. Eligible employees who retire after December 31, 1995, may elect to continue both their life insurance and medical coverage, excluding prescription drug benefits, by paying the full cost of the coverage. The plan is unfunded with actual premium payments being paid as incurred.

The transition obligation is being recognized over the employees' future service period as a component of net periodic postretirement benefit cost. The net periodic postretirement benefit cost was $33,000 for 2006, $212,000 for 2005 and $136,000 for 2004. The Company adopted FAS Statement No. 158 during 2006 and adjusted the liability to the accumulated postretirement benefit obligation. The accumulated postretirement benefit obligation was immaterial as of December 31, 2006 and 2005.

The Company has salary continuation agreements with certain executives. The agreements provide monthly payments upon retirement for life, but for not less than 15 years. The charge to expense for the agreements were $245,000 for 2006, $398,304 for 2005 and $871,445 for 2004. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6.25% discount factor.

Mercantile Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Table dollar amounts in thousands)

## Note 20: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

| | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets | | | | |
| Cash and cash equivalents | $ 99,147 | $ 99,147 | $ 44,154 | $ 44,154 |
| Available-for-sale securities | 176,179 | 176,179 | 150,196 | 150,196 |
| Held-to-maturity securities | 12,400 | 12,281 | 14,870 | 14,622 |
| Loans held for sale | 1,660 | 1,660 | 3,635 | 3,635 |
| Loans, net of allowance for loan losses | 1,021,043 | 1,023,367 | 849,566 | 835,002 |
| Federal Home Loan Bank stock | 5,699 | 5,699 | 5,432 | 5,432 |
| Cost method investments in common stock | 3,190 | 3,190 | 3,350 | 3,350 |
| Interest receivable | 10,277 | 10,277 | 7,896 | 7,896 |
| Financial liabilities | | | | |
| Deposits | 1,166,814 | 1,162,762 | 946,129 | 943,833 |
| Interest rate swaps | — | — | 238 | 238 |
| Short-term borrowings | 26,338 | 26,338 | 32,587 | 32,587 |
| Long-term debt and junior subordinated debentures | 107,249 | 107,639 | 51,720 | 51,313 |
| Interest payable | 6,039 | 6,039 | 3,134 | 3,134 |
| Unrecognized financial instruments (net of contract amount) | | | | |
| Commitments to originate loans | 0 | 0 | 0 | 0 |
| Letters of credit | 0 | 0 | 0 | 0 |
| Lines of credit | 0 | 0 | 0 | 0 |

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

***Cash and Cash Equivalents, Federal Home Loan Bank Stock, Cost Method Investments in Common Stock, and Interest Receivable***

The carrying amount approximates fair value.

***Securities***

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

***Loans Held for Sale***

For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

***Loans***

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

***Deposits***

For demand deposits, savings accounts, NOW accounts, and money market deposits, the carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

***Interest Rate Swap***

The fair value of the interest rate swap is equal to quoted values.

***Short-Term Borrowings and Interest Payable***

The carrying amount approximates fair value.

***Long-Term Debt and Junior Subordinated Debentures***

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

(Table dollar amounts in thousands)

*Commitments to Originate Loans, Letters of Credit, and Lines of Credit*

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of forward sale commitments is estimated based on current market prices for loans of similar terms and credit quality. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

## Note 21: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations, goodwill, and core deposit and other intangibles. Estimates related to the allowance for loan losses, goodwill, and core deposit and other intangibles are reflected in the footnotes regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

The Company's loan portfolio includes a concentration of loans for commercial real estate amounting to $416,276,000 and $293,179,000 as of December 31, 2006 and 2005, respectively. The commercial real estate loans include loans that are collateralized by commercial real estate in the Quincy, Illinois geographic market totaling $80,003,000 and $78,346,000 as of December 31, 2006 and 2005, respectively.

## Note 22: Commitments and Credit Risk

The Company grants commercial, mortgage and consumer loans and receives deposits from customers located primarily in Western Illinois, Northern Missouri, suburban Kansas City, Missouri and Southwestern Florida. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions and the agricultural economy in Western Illinois, Northern Missouri, suburban Kansas City, Missouri and Southwestern Florida.

*Commitments to Originate Loans*

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

**(Table dollar amounts in thousands)**

At December 31, 2006 and 2005, the Company had outstanding commitments to originate loans aggregating approximately $3,695,000 and $3,153,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $442,000 and $2,626,000 at December 31, 2006 and 2005, respectively, with the remainder at floating market rates.

*Standby Letters of Credit*

Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Company be obligated to perform under the standby letters of credit, the Company may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to $10,457,000 and $9,925,000, at December 31, 2006 and 2005, respectively, with terms ranging from 1 day to 22 years. At December 31, 2006 and 2005, the Company's deferred revenue under standby letter of credit agreements was nominal.

*Lines of Credit*

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2006, the Company had granted unused lines of credit to borrowers aggregating approximately $179,909,000 and $21,494,000 for commercial lines and open-end consumer lines, respectively. At December 31, 2005, unused lines of credit to borrowers aggregated approximately $169,634,000 for commercial lines and $9,341,000 for open-end consumer lines.

*General Litigation*

In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some for which the relief or damage sought are substantial. After reviewing pending and threatened litigation with counsel, management believes at this time that the outcome of such litigation will not have a material adverse effect on the results of operations or stockholders' equity. We are not able to predict at this time whether the outcome of such actions may or may not have a material adverse effect on the results of operations in a particular future period as the timing and amount of any resolution of such actions and its relationship to the future results of operations are not known.

**(Table dollar amounts in thousands)**

### Note 23: Stock Split

In January 2006, the Company's Board of Directors approved a three-for-one stock split. Shareholder approval was obtained at the 2006 annual meeting. Share and per share data in the consolidated financial statements and notes have been retroactively restated for the earliest financial statements presented to reflect the stock split.

### Note 24: Future Change in Accounting Principle

In September 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) No. 06-4, *Postretirement Benefits Associated with Split-Dollar Life Insurance* (EITF 06-4). EITF 06-4 requires deferred-compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of the adoption of EITF 06-4 on its financial condition, results of operations and cash flows.

### Note 25: FDIC One-time Assessment Credit

Effective November 17, 2006, the FDIC implemented a one-time credit of $4.7 billion to eligible institutions. The purpose of the credit is to recognize contributions made by certain institutions to capitalize the Bank Insurance Fund and Savings Association Insurance Fund, which have now been merged into the Deposit Insurance Fund. The Company is an eligible institution and has received notice that its share of the credit is $663,000. This amount is not reflected in the accompanying financial statements as it represents contingent future credits against future insurance assessment payments. As such, the timing and ultimate recoverability of the one-time credit may change.

### Note 26: Subsequent Event

On February 8, 2007, the Company announced it has reached a definitive agreement to acquire privately-held HNB Financial Services, Inc. based in Hannibal, Missouri in an all cash transaction valued at $30.2 million, subject to possible adjustments based upon customary conditions to be determined by closing. HNB Financial is the parent of HNB Bank, which had $161.4 million in assets as of December 31, 2006 and has five full-service banking locations in eastern Missouri.

**Mercantile Bancorp, Inc.**
**Notes to Consolidated Financial Statements**
**December 31, 2006, 2005 and 2004**
**(Table dollar amounts in thousands)**

## Note 27: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

**Condensed Balance Sheets**

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| **Assets** | | |
| Cash | $ 214 | $ 487 |
| Investment in common stock of subsidiaries | 142,432 | 90,838 |
| Available-for-sale securities | 11,130 | — |
| Equity method investments in common stock | 4,119 | 7,105 |
| Cost method investments in common stock | 2,195 | 3,350 |
| Core deposit intangibles | 1,427 | 2,360 |
| Other | 3,715 | 1,946 |
| Total assets | $ 165,232 | $ 106,086 |
| **Liabilities** | | |
| Long-term debt | $ 21,185 | $ 3,935 |
| Junior subordinated debentures | 41,239 | 10,310 |
| Deferred income tax | 1,844 | — |
| Other | 306 | 353 |
| Total liabilities | 64,574 | 14,598 |
| **Stockholders' Equity** | 100,658 | 91,488 |
| Total liabilities and stockholders' equity | $ 165,232 | $ 106,086 |

**Mercantile Bancorp, Inc.**
**Notes to Consolidated Financial Statements**
**December 31, 2006, 2005 and 2004**
**(Table dollar amounts in thousands)**

**Condensed Statements of Income**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| **Income** | | | |
| Dividends from subsidiaries | $ 4,840 | $ 7,150 | $ 3,097 |
| Income on equity method investments | 251 | 182 | 187 |
| Net gains on sale of equity and cost method investments | 4,318 | — | — |
| Other income | 17 | 2 | — |
| Total income | 9,426 | 7,334 | 3,284 |
| **Expenses** | | | |
| Other expenses | 4,331 | 2,764 | 1,280 |
| Total expenses | 4,331 | 2,764 | 1,280 |
| **Income Before Income Tax and Equity in Undistributed Income of Subsidiaries** | 5,095 | 4,570 | 2,004 |
| **Income Tax Expense (Benefit)** | 316 | (953) | (478) |
| **Income Before Equity in Undistributed Income of Subsidiaries** | 4,779 | 5,523 | 2,482 |
| **Equity in Undistributed Income of Subsidiaries** | 5,540 | 3,981 | 5,836 |
| **Net Income** | $ 10,319 | $ 9,504 | $ 8,318 |

## Mercantile Bancorp, Inc.
## Notes to Consolidated Financial Statements
## December 31, 2006, 2005 and 2004
## (Table dollar amounts in thousands)

**Condensed Statements of Cash Flows**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Operating Activities** | | | |
| Net income | $ 10,319 | $ 9,504 | $ 8,318 |
| Items not requiring (providing) cash | | | |
| (Income) loss on equity method investment | (251) | (182) | (187) |
| Amortization of core deposit intangibles | 230 | 161 | 145 |
| Equity in undistributed income of subsidiaries | (5,540) | (3,981) | (5,836) |
| Deferred income taxes | 1,530 | — | — |
| Gain on sale of equity and cost method investments | (4,319) | — | — |
| Net change in | | | |
| Other assets | (1,407) | (102) | (167) |
| Other liabilities | (48) | 353 | — |
| Net cash provided by operating activities | 514 | 5,753 | 2,273 |
| **Investing Activities** | | | |
| Cash paid for additional shares of Mid-America | — | (4,668) | (770) |
| Purchase of equity method investments in common stock | — | (2,986) | — |
| Proceeds from sales of equity method investments | 1,347 | — | — |
| Purchase of cost method investments in common stock | (500) | (1,501) | — |
| Payments for investments and advances to subsidiaries | (2,800) | — | — |
| Purchase of available-for-sale securities | (1,959) | — | — |
| Cash paid in acquisition of Royal Palm | (42,816) | — | — |
| Net cash used in investing activities | (46,728) | (9,155) | (770) |
| **Financing Activities** | | | |
| Proceeds from long-term debt | 17,250 | — | — |
| Repayment of long-term debt | — | (4,098) | — |
| Proceeds from issuance of junior subordinated debentures | 30,929 | 10,310 | — |
| Purchase of treasury stock | (367) | (836) | — |
| Dividends paid | (1,871) | (1,757) | (1,453) |
| Dividends paid on minority shares | — | (54) | — |
| Net cash provided by (used in) financing activities | 45,941 | 3,565 | (1,453) |
| **Net Change in Cash** | (273) | 163 | 50 |
| **Cash at Beginning of Year** | 487 | 324 | 274 |
| **Cash at End of Year** | $ 214 | $ 487 | $ 324 |

# Exhibits

EXHIBIT 21.1

List of Subsidiaries

| **Name** | **State of Incorporation** |
|---|---|
| Mercantile Trust & Savings Bank | Illinois |
| Marine Bank & Trust | Illinois |
| Perry State Bank | Missouri |
| Brown County State Bank | Illinois |
| Farmers State Bank of Northern Missouri | Missouri |
| Mid-America Bancorp, Inc. | Kansas |
| Heartland Bank | Kansas |
| Mercantile Investments, Inc. | Delaware |
| Royal Palm Bancorp, Inc. | Florida |
| Royal Palm Bank of Florida | Florida |

EXHIBIT 31.1

**Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Ted T. Awerkamp, President and Chief Executive Officer of the registrant, certify that:

1. I have reviewed this annual report on Form 10-K of Mercantile Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007

/s/ Ted T. Awerkamp
Ted T. Awerkamp
President and Chief Executive Officer

EXHIBIT 31.2

**Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Michael P. McGrath, Executive Vice President, Treasurer, Secretary and Chief Financial Officer of the registrant, certify that:

1. I have reviewed this annual report on Form 10-K of Mercantile Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007

/s/ Michael P. McGrath

Michael P. McGrath
Executive Vice President, Treasurer, Secretary and Chief
Financial Officer

EXHIBIT 32.1

**Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the annual report of Mercantile Bancorp, Inc. (the "Company") on Form 10-K for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ted T. Awerkamp, President and Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and operating results of the Company.

/s/ Ted T. Awerkamp
Ted T. Awerkamp
President and Chief Executive Officer

March 15, 2007

EXHIBIT 32.2

**Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the annual report of Mercantile Bancorp, Inc. (the "Company") on Form 10-K for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael P. McGrath, Executive Vice President, Treasurer, Secretary and Chief Financial Officer of the Company, certify, to the best of my knowledge, pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and operating results of the Company.

/s/ Michael P. McGrath
Michael P. McGrath
Executive Vice President,
Treasurer, Secretary and
Chief Financial Officer

March 15, 2007

# Mercantile Bancorp, Inc.

Mercantile Bancorp, Inc. Quincy, IL
Core Bank Holdings
De Novo Investments

Hamilton
Carthage
Quincy
Augusta
Golden
Mt. Sterling
Savannah
St. Joseph
Hannibal
Monroe City
Kansas City
Prairie Village
Leawood
Perry
Bowling Green
St.Charles, MO
Clayton, MO
Jefferson City, MO
Charlotte, NC
Memphis, TN
Alpharetta, GA
Crestview
Fort Myers
Jupiter
Naples
Marco Island

## Shareholder Information

**Corporate Office**
Mercantile Bancorp, Inc.
440 Maine Street
Quincy, Illinois 62301

**Phone and Fax Numbers**
217-223-7300
800-405-6372 Toll-Free
217-223-7340 Fax

**Website**
www.mercbanx.com

**E-mail Addresses**
investor.relations@mercbanx.com
info@mercbanx.com

**Stock Information**
The company is listed on the American Stock Exchange and traded under the symbol MBR.

A copy of the Company's 2006 Annual Report may be obtained by contacting the Investor Relations Department at the Corporate Office.

**Transfer Agent**
Ted T. Awerkamp
Mercantile Bancorp, Inc.
440 Maine Street
Quincy, Illinois 62301

**Independent Auditors**
BKD, LLP
224 North Water Street, Ste 400
Decatur, IL 62525-1580

**Annual Meeting**
The Annual Meeting of Shareholders will be held at 2:00 p.m. on Monday, May 21, 2007 at Mercantile Trust & Savings Bank, 440 Maine Street, Quincy, Illinois


AMERICAN
STOCK EXCHANGE
LISTED
MBR


Mercantile
BANCORP, INC.

END

440 Maine Street
Quincy, IL 62301
217-223-7300
mercbanx.com


AMERICAN
STOCK EXCHANGE
LISTED
MBR